


SEC MAIL PROCESSING
RECEIVED
MAR 1 3 2013
WASH. D.C.
196
SECTION

2012 Annual Report


Capital City Bank Group

ANNUAL SHAREOWNERS' MEETING

APRIL 23, 2013

Augustus B. Turnbull III Florida State Conference Center | 555 W. Pensacola St., Tallahassee, Florida | 10 a.m.

ABOUT CAPITAL CITY BANK GROUP, INC.

Capital City Bank Group, Inc. (NASDAQ: CCBG) is one of the largest publicly traded financial services companies headquartered in Florida and has approximately $2.6 billion in assets. The Company provides a full range of banking services, including traditional deposit and credit services, asset management, trust, mortgage banking, merchant services, bankcards, data processing and securities brokerage services. The Company's bank subsidiary, Capital City Bank, was founded in 1895 and now has 69 locations and 72 ATMs in Florida, Georgia and Alabama. For more information about Capital City Bank Group, Inc., visit **www.ccbg.com**.

Financial Highlights

Dollars in Thousands, Except Per Share Data

For the Year:	2012	2011	2010
Net Income:	**$ 108**	$ 4,897	$ (413)
Per Common Share Data:			
Net Income - Basic	**$ 0.01**	$ 0.29	$ (0.02)
Net Income - Diluted	**0.01**	0.29	(0.02)
Book Value	**14.31**	14.68	15.15
Key Ratios:			
Return on Average Assets	**0.00%**	0.19%	(0.02%)
Return on Average Equity	**0.04%**	1.86%	(0.16%)
Net Interest Margin	**3.81%**	4.18%	4.32%
Total Capital	**15.72%**	15.32%	14.59%
Tier I Leverage	**9.90%**	10.26%	10.10%
Tangible Common Equity	**6.35%**	6.51%	6.82%
Balance Sheet Data:			
Average Loans	**$ 1,556,565**	$ 1,686,995	$ 1,829,193
Average Earning Assets	**2,229,621**	2,221,317	2,294,282
Average Total Assets	**2,590,173**	2,583,197	2,644,731
Average Non-Interest Bearing Deposits	**610,915**	567,987	462,445
Average Total Deposits	**2,105,672**	2,081,583	2,192,323
Average Shareowners' Equity	**252,960**	263,048	264,679

a letter to our Shareowners

Dear Fellow Shareowners,

Capital City Bank Group had another profitable year in 2012, although not without challenges. Since the beginning of this economic cycle, I have consistently said that progress would be choppy, and it has been. We entered the year prepared for the inevitable rough spots and ready to face the headwinds with resolve and good business sense. The latter half of 2012 showed positive signs that were not evident during the first half. As we begin 2013, I am even more encouraged.

A strong second half, highlighted by solid results in the fourth quarter, contributed to our full-year results, and improvement in several key economic indicators pointed toward positive changes to come. Residential lending is a leading indicator of a recovering economy, and we began to see home prices stabilize and residential lending pick up. Overall loan demand remained soft, but we saw loans decline at a slower pace in the fourth quarter, reinforcing my belief that our markets continue to exhibit signs of recovery.

Our stock price increased 19% during 2012 and, through a concerted, enterprise-wide focus on credit quality and operating expenses, we made noteworthy progress in both areas, positively impacting our bottom line. Operating expenses for the year were lower than in 2011, and past dues and non-performing assets declined by more than $9 million and $20 million, respectively.


"Our stock price increased 19% during 2012 and, through a concerted, enterprise-wide focus on credit quality and operating expenses, we made noteworthy progress in both areas, positively impacting our bottom line."

The disposition of bank owned real estate (ORE) has been a high priority over the past several years. Our strategy of emphasizing retail disposition, rather than bulk sales, has continued to generate positive results. This approach takes longer but has produced a better outcome for shareowners. Driven by the tireless efforts of our Commercial Real Estate and Special Assets teams, and supported by associates at all levels, sales of ORE exceeded $8 million in the fourth quarter and topped $28 million for the year, exceeding our 2011 sales.

Great companies listen to their clients and react to changing needs. As the industry landscape, consumer demographics, and client preferences evolve, we are presented an opportunity to do things differently and we are prepared to respond. We constantly look at how we can streamline processes while enhancing those value-added services that are selling points for a growing segment of clients who want more convenience. Technologies like bank-to-bank transfer, the ability to chat online with our bankers, mobile banking and opening accounts via our website are just a few endeavors to serve a new generation of clients.

I am proud of our talented team of associates. Much has been asked of them during this cycle, and they have shown resiliency, dedication, perseverance and, above all, loyalty. They are a breed apart and deserve our thanks.

I anticipate the choppiness in the economy and in our markets will continue, but remain optimistic. Credit quality and the disposition of ORE will continue to be primary areas of focus, and I am confident the right strategies and talent are in place. I believe in what Capital City Bank Group and its associates represent: hard work, determination and a commitment to do the right thing. These are the ideals that guide our efforts throughout the organization. I have every faith that our talented team of associates will continue to promote these objectives with the same enthusiasm they have shown to date, and our collective commitment to excellence will carry us forward through the challenges ahead.


"I believe in what Capital City Bank Group and its associates represent: hard work, determination and a commitment to do the right thing."

As always, I thank you for your continued support and welcome your comments and questions.

Your banker,



William G. Smith, Jr.
Chairman, President and Chief Executive Officer

Our Leaders

BOARD OF DIRECTORS

William G. Smith, Jr.
Chairman, President
and Chief Executive Officer
Capital City Bank Group, Inc.
Serving Since 1982

DuBose Ausley
Attorney
Ausley & McMullen, PA
Serving Since 1982

Thomas A. Barron
President
Capital City Bank
Serving Since 1982

Frederick Carroll, III
Managing Partner
Carroll and Company, CPAs
Serving Since 2003

Cader B. Cox, III
Chairman and Secretary
Riverview Plantation, Inc.
Serving Since 1994

J. Everitt Drew
President
SouthGroup Equities, Inc.
Serving Since 2003

John K. Humphress
Partner
Wadsworth, Humphress,
Hollar & Konrad, PA
Serving Since 1994

Lina S. Knox
Community Volunteer
Serving Since 1998

Dr. Henry L. Lewis, III
Professor of Science
Florida Memorial University
Serving Since 2003

SENIOR MANAGEMENT TEAM

William G. Smith, Jr.
Chairman, President
and Chief Executive Officer
Capital City Bank Group, Inc.
34 years of service

Thomas A. Barron
President
Capital City Bank
38 years of service

J. Kimbrough Davis
Chief Financial Officer
31 years of service

Tom W. Allen
Sales Leadership
4 years of service

Edward G. Canup
Commercial Banking
29 years of service

William D. Colledge
MetroCommunity Banking
24 years of service

Bethany H. Corum
Capital City Services Company
6 years of service

Mitchell R. Englert
Community Banking
39 years of service

Brooke W. Hallock
Marketing
8 years of service

Karen H. Love
Residential Mortgage Lending
18 years of service

William L. Moor, Jr.
Wealth Management
25 years of service

B. Randall Sharpton
Internal Audit
33 years of service

Dale A. Thompson
Credit Administration
33 years of service

Edwin N. West, Jr.
Community Banking
Leon County
14 years of service

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from __________ to __________


Capital City
Bank Group

(Exact name of Registrant as specified in its charter)

Florida	**0-13358**	**59-2273542**
(State of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

217 North Monroe Street, Tallahassee, Florida	**32301**
(Address of principal executive offices)	(Zip Code)

(850) 671-0300
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $0.01 par value	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the registrant's common stock, $0.01 par value per share, held by non-affiliates of the registrant on June 30, 2012, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $75,752,530 (based on the closing sales price of the registrant's common stock on that date). Shares of the registrant's common stock held by each officer and director and each person known to the registrant to own 10% or more of the outstanding voting power of the registrant have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not a determination for other purposes.

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

Class	Outstanding at March 1, 2013
Common Stock, $0.01 par value per share	17,312,770

DOCUMENTS INCORPORATED BY REFERENCE

Portions of our Proxy Statement for the Annual Meeting of Shareowners to be held on April 23, 2013, are incorporated by reference in Part III.

CAPITAL CITY BANK GROUP, INC.
ANNUAL REPORT FOR 2012 ON FORM 10-K

TABLE OF CONTENTS

INTRODUCTORY NOTE

This Annual Report on Form 10-K contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among others, statements about our beliefs, plans, objectives, goals, expectations, estimates and intentions that are subject to significant risks and uncertainties and are subject to change based on various factors, many of which are beyond our control. The words "may," "could," "should," "would," "believe," "anticipate," "estimate," "expect," "intend," "plan," "target," "goal," and similar expressions are intended to identify forward-looking statements.

All forward-looking statements, by their nature, are subject to risks and uncertainties. Our actual future results may differ materially from those set forth in our forward-looking statements.

In addition to those risks discussed in this Annual Report under Item 1A Risk Factors, factors that could cause our actual results to differ materially from those in the forward-looking statements, include, without limitation:

- our need and our ability to incur additional debt or equity financing;
- the accuracy of our financial statement estimates and assumptions, including the estimates used for our loan loss provision and deferred tax asset valuation allowance;
- continued depression of the market value of the Company that could result in an impairment of goodwill;
- the frequency and magnitude of foreclosure of our loans;
- the effects of our lack of a diversified loan portfolio, including the risks of geographic and industry concentrations;
- our ability to successfully manage interest rate risk, liquidity risk, and other risks inherent to our industry;
- legislative or regulatory changes, including the Dodd-Frank Act and Basel III;
- the strength of the United States economy in general and the strength of the local economies in which we conduct operations;
- restrictions on our operations, including the inability to pay dividends without our regulators' consent;
- the effects of the health and soundness of other financial institutions, including the FDIC's need to increase Deposit Insurance Fund assessments;
- our ability to declare and pay dividends;
- changes in the securities and real estate markets;
- changes in monetary and fiscal policies of the U.S. Government;
- inflation, interest rate, market and monetary fluctuations;
- the effects of harsh weather conditions, including hurricanes, and man-made disasters;
- our ability to comply with the extensive laws and regulations to which we are subject;
- our ability to comply with the laws of each jurisdiction where we operate;
- the willingness of clients to accept third-party products and services rather than our products and services and vice versa;
- increased competition and its effect on pricing;
- technological changes;
- negative publicity and the impact on our reputation;
- the effects of security breaches and computer viruses that may affect our computer systems;
- changes in consumer spending and saving habits;
- growth and profitability of our noninterest income;
- changes in accounting principles, policies, practices or guidelines;
- the limited trading activity of our common stock;
- the concentration of ownership of our common stock;
- anti-takeover provisions under federal and state law as well as our Articles of Incorporation and our Bylaws;
- other risks described from time to time in our filings with the Securities and Exchange Commission; and
- our ability to manage the risks involved in the foregoing.

However, other factors besides those listed in *Item 1A Risk Factors* or discussed in this Annual Report also could adversely affect our results, and you should not consider any such list of factors to be a complete set of all potential risks or uncertainties. Any forward-looking statements made by us or on our behalf speak only as of the date they are made. We do not undertake to update any forward-looking statement, except as required by applicable law.

PART I

Item 1. Business

About Us

General

Capital City Bank Group, Inc. ("CCBG") is a bank holding company headquartered in Tallahassee, Florida. CCBG was incorporated under Florida law on December 13, 1982, to acquire five national banks and one state bank that all subsequently became part of CCBG's bank subsidiary, Capital City Bank ("CCB" or the "Bank"). In this report, the terms "Company", "we", "us", or "our" mean CCBG and all subsidiaries included in our consolidated financial statements.

We provide traditional deposit and credit services, asset management, trust, mortgage banking, merchant services, bank cards, data processing, and securities brokerage services through 66 full-service banking locations in Florida, Georgia, and Alabama. CCB operates these banking locations. The majority of our revenue, approximately 78%, is derived from our Florida market areas while approximately 21% and 1% of our revenues are derived from our Georgia and Alabama market areas, respectively.

At December 31, 2012, we had total consolidated assets of approximately $2.634 billion, total deposits of approximately $2.145 billion and shareowners' equity was approximately $246.9 million. Our total assets at year-end 2011 were $2.641 billion and for year-end 2010 totaled $2.622 billion. Total revenue (interest income plus noninterest income) and net income (loss) for the last three fiscal years were $144.9 million and $0.1 million, respectively for 2012, $158.3 million and $4.9 million, respectively for 2011, and $167.3 million and ($0.4 million), respectively for 2010. Our financial condition and results of operations are more fully discussed in our management discussion and analysis on page 37 and our consolidated financial statements on page 71.

Dividends and management fees received from the Bank are our primary source of income. Dividend payments by the Bank to us depend on the capitalization, earnings and projected growth of the Bank, and are limited by various regulatory restrictions. See the section entitled "Regulatory Considerations" in this *Item 1* and Note 14 in the Notes to Consolidated Financial Statements for additional restrictions. We had a total of 913 (full-time equivalent) associates at March 1, 2013. Page 36 contains other financial and statistical information about us.

Subsidiaries of CCBG

CCBG's principal asset is the capital stock of the Bank. CCB, our banking subsidiary, which accounted for approximately 100% of consolidated assets at December 31, 2012, and approximately 100% of consolidated net income for the year ended December 31, 2012. In addition to our banking subsidiary, we have three primary indirect subsidiaries, Capital City Trust Company, Capital City Banc Investments, Inc., and Capital City Services Company, all of which are wholly-owned subsidiaries of CCB. We also have two direct wholly-owned subsidiaries of CCBG, CCBG Capital Trust I and CCBG Capital Trust II, which were formed in connection with two issuances of trust preferred securities. The nature of our primary indirect subsidiaries is provided below.

Operating Segment

We have one reportable segment with four principal services: Banking Services (CCB), Data Processing Services (Capital City Services Co.), Trust and Asset Management Services (Capital City Trust Co.), and Brokerage Services (Capital City Banc Investments). Revenues from each of these principal services for the year ended 2012 totaled approximately 93.1%, 1.9%, 2.9%, and 2.1% of our total revenue, respectively. In 2011 and 2010, Banking Services (CCB) revenue was approximately 93.1% of our total revenue for each respective year.

Capital City Bank

CCB is a Florida-chartered full-service bank engaged in the commercial and retail banking business. Significant services offered by the Bank include:

- *Business Banking* – The Bank provides banking services to corporations and other business clients. Credit products are available for a wide variety of general business purposes, including financing for commercial business properties, equipment, inventories and accounts receivable, as well as commercial leasing and letters of credit. We also provide treasury management services, and, through a marketing alliance with Elavon, Inc., merchant credit card transaction processing services.

- *Commercial Real Estate Lending* – The Bank provides a wide range of products to meet the financing needs of commercial developers and investors, residential builders and developers, and community development. Credit products are available to facilitate the purchase of land and/or build structures for business use and for investors who are developing residential or commercial property.

- *Residential Real Estate Lending* – The Bank provides products to help meet the home financing needs of consumers, including conventional permanent and construction/permanent (fixed, adjustable, or variable rate) financing arrangements, and FHA/VA loan products. The bank offers both fixed-rate and adjustable rate residential mortgage (ARM) loans. A portion of our loans originated are sold into the secondary market. The Bank offers these products through its existing network of banking offices. We do not originate subprime residential real estate loans.

- *Retail Credit* – The Bank provides a full range of loan products to meet the needs of consumers, including personal loans, automobile loans, boat/RV loans, home equity loans, and through a marketing alliance with ELAN we offer credit card programs.

- *Institutional Banking* – The Bank provides banking services to meet the needs of state and local governments, public schools and colleges, charities, membership and not-for-profit associations including customized checking and savings accounts, cash management systems, tax-exempt loans, lines of credit, and term loans.

- *Retail Banking* – The Bank provides a full range of consumer banking services, including checking accounts, savings programs, automated teller machines (ATMs), debit/credit cards, night deposit services, safe deposit facilities, PC/Internet banking, and mobile banking. Clients can use Capital City Bank Direct which offers a "live" call center between the hours of 8 a.m. to 6 p.m. Monday through Friday and from 9 a.m. to 12 noon on Saturday. The call center can also be accessed via live chat through the internet. Bank Direct also offers an automated phone system offering 24-hour access to client deposit and loan account information and transfer of funds between linked accounts. The Bank is a member of the "Star" ATM Network that permits banking clients to access cash at ATMs or "point-of-sale" merchants.

Capital City Trust Company

Capital City Trust Company (the "Trust Company") is the investment management arm of CCB. The Trust Company provides asset management for individuals through agency, personal trust, IRAs, and personal investment management accounts. The Trust Company also provides services for the administration of pension, profit sharing, and 401(k) plans. Associations, endowments, and other nonprofit entities hire the Trust Company to manage their investment portfolios. Additionally, a staff of well-trained professionals serves individuals requiring the services of a trustee, personal representative, or a guardian. The market value of trust assets under discretionary management exceeded $614.3 million as of December 31, 2012, with total assets under administration exceeding $691.9 million.

Capital City Banc Investments, Inc.

Capital City Banc Investments, Inc. offers access to retail investment products through INVEST Financial Corporation, a member of FINRA and SIPC. Non-deposit investment and insurance products are: (i) not FDIC insured; (ii) not deposits, obligations, or guaranteed by any bank; and (iii) subject to investment risk, including the possible loss of principal amount invested. Capital City Banc Investments, Inc. offers a full line of retail securities products, including U.S. Government bonds, tax-free municipal bonds, stocks, mutual funds, unit investment trusts, annuities, life insurance and long-term health care. We are not an affiliate of INVEST Financial Corporation.

Capital City Services Company

Capital City Services Company (the "Services Company") provides data processing services to financial institutions (including CCB), government agencies, and commercial clients located in North Florida and South Georgia. As of March 1, 2013, the Services Company is providing data processing services to five correspondent banks, which have relationships with CCB.

Regulatory Matter

Capital City Bank

As previously disclosed, the Board of Governors of the Federal Reserve System (the "Federal Reserve") conducted a regular safety and soundness examination of CCB in October of 2011. In accordance with their findings from that examination, the Federal Reserve requested that the CCB Board of Directors approve a board resolution addressing matters described below (the "2012 Bank Resolution"). Because we had fully complied with the obligations of the board resolution adopted by the CCB Board of Directors in February 2010 (the "Existing Bank Resolution"), the 2012 Bank Resolution superseded and replaced the Existing Bank Resolution. From a regulatory perspective, the 2012 Bank Resolution, like the Existing Bank Resolution, is an informal, nonpublic agreement, which is the mildest form of supervisory action used by the Federal Reserve to correct problems or to request periodic reports addressing certain aspects of a member bank's operations. No capital directive was included in the 2012 Bank Resolution and, as was previously disclosed, CCB was not required to adjust its allowance for loan losses as a result of the most recent examination.

The 2012 Bank Resolution required CCB to (i) obtain prior approval from the Federal Reserve and OFR before declaring or paying dividends to CCBG; and (ii) validate its allowance for loan and lease losses ("ALLL") methodology, including revising its ALLL policy to clearly define roles and responsibilities and ensure that the validation process is independent of the estimation process. As of December 31, 2012, we were fully compliant with the requirements under the 2012 Bank Resolution.

Capital City Bank Group, Inc.

In February 2010, the Board of Directors of CCBG approved a board resolution requested by the Federal Reserve (the "2010 Holding Company Resolution", and together with the 2012 Bank Resolution, the "Federal Reserve Resolutions"), which remains in effect. Under the 2010 Holding Company Resolution, without the prior approval of the Federal Reserve, CCBG agreed to not (i) incur any new debt or refinance existing debt; (ii) declare any dividends on any class of stock or make any payments on its trust preferred securities; (iii) reduce its capital position by redeeming shares of stock; or (iv) make any payment that would reduce capital outside of normal and routine operating expenses.

Status of Resolutions

While both CCB and CCBG continue to remain "well capitalized," we do not expect the Federal Reserve Resolutions to be rescinded until asset quality and the level of credit risk exposure improve.

Dividends and Trust Preferred Payments

On December 14, 2011, we announced the suspension of our quarterly dividend on our common stock. We believe that, given our inability to earn our dividend since 2008, it was, and continues to be, prudent to preserve our capital at least until the economic conditions in Florida and Georgia further improve. In addition, in consultation with the Federal Reserve, we have agreed to defer the payment of interest on the Company's trust preferred securities and to maintain the suspension of our quarterly dividend on our common stock until asset quality and the level of credit risk exposure improve. We will, however, continue the accrual of interest on the trust preferred securities in accordance with our contractual obligations. Furthermore, due to our contractual obligations with the holders of the trust preferred securities, we may not make dividend payments to our shareowners in the future until all accrued and unpaid interest owed to trust preferred securities holders is paid. Therefore, we cannot pay dividends to our shareowners until we (i) obtain approval from our regulators to pay interest on our trust preferred securities, (ii) pay all accrued and unpaid interest owed to holders of our trust preferred securities, and (iii) obtain approval from our regulators to pay dividends to our shareowners. We remain committed to resuming dividend payments to our shareowners and interest on our trust preferred securities as soon as conditions warrant, and subject to approval from our regulators, which approval may not be granted until such time as CCB's asset quality and the level of credit risk exposure improve.

Underwriting Standards

A core goal of CCB is to support the communities in which it operates. The Bank seeks loans from within its primary trade area, which is defined as the counties in which the Bank's offices are located. The Bank will originate loans within its secondary trade area, defined as adjacent counties to those in which the Bank has offices. There may also be occasions when the Bank will have opportunities to make loans that are out of both the primary and secondary trade areas. These loans will only be approved if the applicant is known to the Bank and applicant's primary business is within our primary or secondary trade area. Approval of all loans is subject to the Bank's policies and standards described in more detail below.

The Bank has adopted comprehensive lending policies, underwriting standards and loan review procedures. Management and the Board of Directors reviews and approves these policies and procedures on a regular basis (at least annually).

Management has also implemented reporting systems to monitor loan originations, loan quality, concentrations of credit, loan delinquencies and nonperforming loans and potential problem loans. Bank management and the Credit Risk Oversight Committee periodically review our lines of business to monitor asset quality trends and the appropriateness of credit policies. In addition, total borrower exposure limits are established and concentration risk is monitored. As part of this process, the overall composition of the portfolio is reviewed to gauge diversification of risk, client concentrations, industry group, loan type, geographic area, or other relevant classifications of loans. Specific segments of the portfolio are monitored and reported to the Board on a quarterly basis (i.e., commercial real estate) and have strategic plans in place to supplement Board approved credit policies governing exposure limits and underwriting standards. The Bank recognizes that exceptions to the below listed policy guidelines may occasionally occur and has established procedures for approving exceptions to these policy guidelines.

Residential Real Estate Loans

The Bank originates 1-4 family, owner-occupied residential real estate loans in its Residential Real Estate line of business. The Bank's policy is to underwrite these loans in accordance with secondary market guidelines in effect at the time of origination, including loan-to-value ("LTV") and documentation requirements. The Bank originates fixed-rate, adjustable-rate and variable rate residential real estate loans. Over the past three years, the vast majority of residential loan originations have been fixed-rate loans which are sold in the secondary market on a non-recourse basis with related servicing rights (i.e., the Bank does not service sold loans). These loans require private mortgage insurance ("PMI") if the LTV exceeds 80%. Some of the adjustable-rate residential real estate product is retained in the Bank's loan portfolio and loans with LTV's in excess of 85% require PMI. ARM loans with an initial fixed interest rate period greater than three years are sold in the secondary market on a non-recourse basis. The Bank verifies applicants' income, obtains credit reports and independent real estate appraisals in the underwriting process to ensure adequate collateral coverage and that loans are extended to individuals with good credit and income sufficient to repay the loan. Underwriting documentation is maintained in accordance with secondary market guidelines. The Bank has approved and funded two option ARM loans in the past, but no longer offers an option ARM product. The Bank has never offered subprime loans. Since 2008, the Bank has not offered initial teaser rates on ARM products maintained in the Bank's portfolio. Prior to 2008, the Bank offered slightly discounted (1%) initial fixed interest rates on ARM loans maintained in the Bank's loan portfolio.

The Bank also originates 1-4 family, owner-occupied residential real estate loans throughout its banking office network. These loans are generally not eligible for sale into the secondary market due to not meeting a specific secondary market underwriting requirement. The product offering is a variable rate 3/1 ARM with a maximum term of 30 years and maximum LTV of 80%. The Bank verifies applicants' income, obtains credit reports and independent real estate appraisals in the underwriting process to ensure adequate collateral coverage and that loans are extended to individuals with good credit and income sufficient to repay the loan.

Residential real estate loans also include home equity lines of credit and home equity loans ("HELOCs"). The Bank's home equity portfolio includes revolving open-ended equity loans with interest-only or minimal monthly principal payments and closed-end amortizing loans. As of December 31, 2012, approximately 82% of the residential home equity loan portfolio consisted of the revolving open-ended product. Both equity loan products are available for both first mortgage and junior liens. Approximately 61% of the Bank's $236.3 million residential home equity loan portfolio consisted of first lien mortgages at December 31, 2012. Policy guidelines include the following:

- a maximum LTV of 80%, including the first mortgage amount; maximum total debt to income ratio of 40%; minimum Beacon score of 630; not subject to PMI;
- a maximum LTV of 90%, including the first mortgage amount; maximum total debt to income ratio of 30%; minimum Beacon score of 700; not subject to PMI; and
- a maximum LTV of 100%, including the first mortgage amount; maximum total debt to income ratio of 40%; minimum Beacon score of 630; PMI required for full loan amount.

Interest rates may be fixed or adjustable. Adjustable-rate loans are tied to the Prime Rate with a typical margin of 1.0% or more. Adjustable-rate loans are typically underwritten based upon an assumed rate of no lower than 8.0%, being higher if the fully indexed rate is higher. Appraisals are normally required for all residential real estate loans, both those sold to the secondary market and those maintained in the Bank's loan portfolio. These appraisals are required to comply with regulatory guidance concerning loans secured by primary residences and underwriting standards established for secondary market loan sales. For home equity loans, a drive-by appraisal or tax assessment value may be used in instances where the loan exposure is less than $250,000. A full appraisal is required for home equity loans with total exposure greater than $250,000.

Commercial Loans

The Bank's policy sets forth guidelines for debt service coverage ratios, LTV ratios and documentation standards. Commercial loans are primarily made based on identified cash flows of the borrower with consideration given to underlying collateral and personal or other guarantees. The Bank's policy establishes debt service coverage ratio limits that require a borrower's cash flow to be sufficient to cover principal and interest payments on all new and existing debt. The majority of the Bank's commercial loans are secured by the assets being financed or other business assets such as accounts receivable or inventory. Many of the loans in the commercial portfolio have variable interest rates tied to the Prime Rate or U.S. Treasury indices.

Commercial Real Estate Loans

The Bank's policy sets forth guidelines for debt service coverage ratios, LTV ratios and documentation standards. Commercial real estate loans are primarily made based on identified cash flows of the borrower with consideration given to underlying real estate collateral and personal guarantees. The Bank's policy establishes a maximum LTV specific to property type (ranging from 65% for raw land up to 80% for improved properties) and minimum debt service coverage ratio limits that require a borrower's cash flow to be sufficient to cover principal and interest payments on all new and existing debt. Commercial real estate loans may be fixed or variable-rate loans with interest rates tied to the Prime Rate or U.S. Treasury indices.

Bank policy requires appraisals for loans in excess of $250,000 that are secured by real property. Appraisals are required to be prepared by a state-licensed or state-certified appraiser (in accordance with the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 and other applicable regulatory guidelines).

Consumer Loans

The Bank's consumer loan portfolio includes personal installment loans, direct and indirect automobile financing, and overdraft lines of credit. The majority of the consumer loan portfolio consists of indirect and direct automobile loans. The majority of the Bank's consumer loans are short-term and have fixed rates of interest that are set giving consideration to current market interest rates and the financial strength of the borrower. The Bank's policy establishes maximum debt to income ratios, minimum credit scores, and includes guidelines for verification of applicants' income and receipt of credit reports.

Lending Limits and Extensions of Additional Credit

The Bank has established an internal lending limit of $10.0 million for the total aggregate amount of credit that will be extended to a client and any related entities within its Board approved policies. This compares to our legal lending limit of $76 million. In practice, the Bank seeks to maintain an internal lending limit of $7.5 million in order to maintain a well-diversified loan portfolio. As of December 31, 2012, there were seven client relationships (including parties affiliated with borrowers) with exposures (including both outstanding balances and amounts available to be drawn) with exposures (including both outstanding balances and amounts available to be drawn) above the $7.5 million level with a cumulative loan exposure of approximately $57.4 million, one of which was a substandard credit relationship.

In the normal course of business, the Bank does not extend additional credit to a client who has had a loan charged-off or is classified as substandard. However, as part of the modification process with a troubled client, we may make an additional loan to a borrower (or an advance under an existing loan agreement) as part of the workout process. This is not a normal practice and is typically only undertaken when the client provides a credit enhancement as part of the agreement (i.e., additional collateral, new guarantor, etc.) that provides a material improvement to the loan structure. These types of modifications are reviewed on a case-by-case basis due to their unique nature.

In addition, CCB limits the authority of its loan officers to originate, monitor, and collect on loans based on a number of factors, including without limitation, the ability, attitudes, experience, market knowledge, and character of loan officers. All of these factors are considered in assigning individual loan authorities, as well as determining the officer's responsibilities. Each CCB loan officer has been assigned a loan authority limit. Loans in excess of the officer's authority are submitted to the Bank's centralized Credit Administration Department for underwriting and approval if the loan is within the department's approval limits or to the Bank's Credit Committee if the loan exceeds the department's approval limits. These limits have been established in order to better manage credit risk and are based on aggregate debt with the client and related party interests, as described above.

Loan Modification and Restructuring

In the normal course of business, CCB receives requests from its clients to renew, extend, refinance, or otherwise modify their current loan obligations. In most cases, this may be the result of a balloon maturity that is typical in most commercial loan agreements, a request to refinance to obtain current market rates of interest, competitive reasons, or the conversion of a construction loan to a permanent financing structure at the completion or stabilization of the property. In these cases, the request is held to the normal underwriting standards and pricing strategies as any other loan request, whether new or renewal.

In some cases, the modification may be due to a reduction in debt service capacity experienced by the client (i.e., potentially troubled loan whereby the client may be experiencing financial difficulties). To maximize the collection of loan balances, we evaluate troubled loans on a case-by-case basis to determine if a loan modification would be appropriate. We pursue loan modifications when there is a reasonable chance that an appropriate modification would allow our client to continue servicing the debt.

For loans secured by residential real estate, if the client demonstrates a loss of income such that the client cannot reasonably support even a modified loan, we may pursue short sales or deed-in-lieu arrangements. For loans secured by income producing commercial properties, we perform a rigorous and ongoing review that is systematic in nature. We review a number of factors, including cash flow, loan structure, collateral value, and guarantees, to identify loans within our income producing commercial loan portfolio that are most likely to experience distress. Based on our review of these factors and our assessment of overall risk, we evaluate the benefits of proactively initiating discussions with our clients to improve a loan's risk profile.

In some cases, we may renegotiate terms of their loans so that they have a higher likelihood of continuing to perform. To date, we have restructured loans in a variety of ways to help our clients service their debt and to mitigate the potential for additional losses. The primary restructuring methods being offered to our residential clients are reductions in interest rates and extensions in terms. For commercial loans, the primary restructuring method is the extensions of terms.

Accruing loans with modifications deemed to be economic concessions resulting from borrower difficulties are reported as Troubled Debt Restructurings ("TDRs"). Nonaccruing loans that are modified and demonstrate a history of repayment performance and a probability of future performance in accordance with their modified terms are reclassified to accruing status, typically after a designated period of time.

Loans that are past due in principal or interest for more than 90 days are placed on nonaccrual status, unless the loan is well-secured and in the process of collection. Bank policy dictates that all loans, whether current or delinquent, to such a past due borrower or related entity be classified. CCB's historic and current policy prohibits making additional loans to a borrower or any related interest of a borrower who is on nonaccrual status or who is past due in principal or interest more than 90 days, except under certain workout plans when the client provides a credit enhancement as part of the plan (i.e., additional collateral, new guarantor, etc.) and if such extension of credit aids with loss mitigation. These types of modifications are reviewed on a case-by-case basis due to their unique nature.

In some cases, when it is determined that the client does not have the capacity and/or desire to work with the Bank in order to arrive at an amicable arrangement we will pursue foreclosure and/or other litigation. These proceedings are subject to the laws of the states in which we operate, primarily Florida and Georgia. The majority of our legal proceedings are in Florida.

State law in Florida requires us to foreclose through a court proceeding. As part of our efforts to maximize our recovery, we may temporarily delay foreclosure and seek judgments via lawsuit. This proceeding is typically undertaken in cases where we have found commercial loan clients to be strategically working against the Bank or as a means for us to obtain the original collateral and additional liens in an accelerated manner (i.e., may allow for a faster process than normal foreclosure proceedings). There have been very few delays in foreclosure due to documentation weaknesses and they are immaterial to the overall process.

Additionally, under certain circumstances, we may convert construction loans to commercial loans. The Bank's policy regarding residential construction loans (one-to-four family homes financed for home builders) is to only make such construction loans to experienced local builders who have a successful track record with the Bank, and then only when the construction will be in our market, as defined by policy. Each loan is typically made for a period of one year to allow for construction and marketing. After such period, if the property has not been sold, the loan may be extended for an additional six months. If after such extension the property has not been sold, the loan is typically put on an amortizing basis of no more than 20 years. Exceptions to this policy are made when warranted and only after approval from the Bank's central Credit Committee.

The Bank's policy regarding commercial construction loans (i.e., owner-occupied buildings, project-financing, or income-producing properties) provides for a detailed underwriting and approval process, requires the use of Bank-approved contractors, and delegates administration of the process to the Bank's central Construction Loan Administration department. These loans normally include an interest-only period (during the construction and stabilization period) and subsequent conversion to a set amortization period depending on property type and policy limits following the construction and stabilization period.

Expansion of Business

Our philosophy is to build long-term client relationships based on quality service, high ethical standards, and safe and sound banking practices. We maintain a locally oriented, community-based focus, which is augmented by experienced, centralized support in select specialized areas. Our local market orientation is reflected in our network of banking office locations, experienced community executives with a dedicated president for each market, and community boards which support our focus on responding to local banking needs. We strive to offer a broad array of sophisticated products and to provide quality service by empowering associates to make decisions in their local markets.

We have sought to build a franchise in small-to medium-sized, less competitive markets, located on the outskirts of the larger metropolitan markets where we are positioned as a market leader. Many of our markets are on the outskirts of these larger markets in close proximity to major interstate thoroughfares such as Interstates I-10 and I-75. Our three largest markets are Tallahassee (Leon-Florida), Gainesville (Alachua-Florida), and Macon (Bibb-Georgia). In 13 of 20 markets in Florida and 3 of 5 markets in Georgia, we rank within the top 4 banks in terms of market share. Furthermore, in the counties in which we operate, we maintain an average 8.82% market share in the Florida counties and 6.26% in the Georgia counties, suggesting that there is significant opportunity to grow market share within these geographic areas. The larger employers in many of our markets are state and local governments, healthcare providers, education institutions, and small businesses. While we realize that the markets in our footprint do not provide for a level of potential growth that the larger metropolitan markets may provide, our markets do provide good growth dynamics and have historically grown in excess of the national average. We strive to provide value added services to our clients by being their banker, not just a bank. This element of our strategy distinguishes Capital City Bank from our competitors.

Over the last five years, our growth has slowed. Since 2007, our number of offices has declined by four. Average loans have declined from $1.935 billion in 2007 to $1.557 billion in 2012. Additionally, as a result of the credit cycle and the overall regulatory environment we have not pursued acquisitions. Nonperforming loan inflow has stabilized since 2009, but total nonperforming assets remain elevated at 4.47% of total assets at December 31, 2012. The elevated nonperforming assets combined with lower net interest margins have led to significantly lower earnings for the past five years compared to earnings in 2006 and 2007.

While our growth has slowed, our long-term vision remains to profitably expand our franchise through a combination of organic growth in existing markets and acquisitions. We have long understood that our core deposit funding base is a predominant driver in our profitability and overall franchise value and have focused extensively on this component of our organic growth efforts in recent years. While we have not been an active acquirer of banks since 2005, acquisitions remain a part of our strategy. During the period 2005 to 2008, unreasonable pricing expectations prevented us from consummating an acquisition. Since 2008, economic conditions and lack of visibility into credit quality of potential targets have kept us out of the acquisition market. Furthermore, we would need to seek approval from the Federal Reserve to acquire any financial institution, which approval will receive greater scrutiny until such time as CCB's asset quality and credit risk exposure improve.

As conditions improve, potential acquisition growth will continue to be focused on Florida, Georgia, and Alabama with a particular focus on financial institutions located on the outskirts of larger, metropolitan areas. Five markets have been identified, four in Florida and one in Georgia, in which management will proactively pursue expansion opportunities. These markets include Alachua, Marion, Hernando/Pasco counties in Florida, the western panhandle of Florida, and Bibb and surrounding counties in central Georgia. Our focus on some of these markets may change as we continue to evaluate our strategy and the impact the current economic cycle is having on any individual market. We will also continue to evaluate de novo expansion opportunities in attractive new markets in the event that acquisition opportunities are not feasible. Other expansion opportunities that will be evaluated include asset management and mortgage banking. Embedded in our acquisition strategy is our desire to partner with institutions that are culturally similar, have experienced management and possess either established market presence or have potential for improved profitability through growth, economies of scale, or expanded services. Generally, these target institutions will range in asset size from $100 million to $400 million. We believe our ability to expand, however, has been limited in the short-term due to our current level of credit risk exposure and the aforementioned Federal Reserve Resolutions (See Item 1. Business-About Us-Regulatory Matter).

Competition

We operate in a highly competitive environment, especially with respect to services and pricing. In addition, the banking business is experiencing enormous changes. In 2009, 140 financial institutions failed in the U.S., including 25 in Georgia and 14 in Florida. In 2010, 157 financial institutions failed in the U.S., including 21 in Georgia and 29 in Florida. In 2011, 92 financial institutions failed in the U.S., including 23 in Georgia and 13 in Florida. In 2012, 51 financial institutions failed in the U.S., including 10 in Georgia and 8 in Florida. Nearly all of the failed banks were community banks. The assets and deposits of many of these failed community banks were acquired mostly by larger financial institutions, and we expect significant consolidation to continue during 2013. We believe that the larger financial institutions acquiring failed banks in our market areas are less familiar with the markets in which we operate and typically target a different client base. We believe clients who bank at community banks tend to prefer the relationship style service of community banks compared to larger banks. As a result, we believe the reduction of the number of community banks could further enhance our competitive position and opportunities in many of our markets. Larger financial institutions, however, can benefit from economies of scale. Therefore, these larger institutions may be able to offer banking products and services at more competitive prices than us. Additionally, these larger financial institutions may offer financial products that we do not offer.

Our primary market area consists of 20 counties in Florida, five counties in Georgia, and one county in Alabama. In these markets, the Bank competes against a wide range of banking and nonbanking institutions including savings and loan associations, credit unions, money market funds, mutual fund advisory companies, mortgage banking companies, investment banking companies, finance companies and other types of financial institutions. All of Florida's major banking concerns have a presence in Leon County. CCB's Leon County deposits totaled $996.9 million, or 42.2% of our consolidated deposits at December 31, 2012.

The following table depicts our market share percentage within each respective county, based on total commercial bank deposits within the county.

	Market Share as of June 30,[1]		
	2012	2011	2010
Florida			
Alachua County	4.5%	4.2%	4.8%
Bradford County	52.3%	52.2%	50.3%
Citrus County	3.3%	3.0%	2.9%
Clay County	1.8%	1.8%	1.8%
Dixie County	18.5%	18.8%	21.3%
Gadsden County	62.1%	60.4%	59.1%
Gilchrist County	42.1%	34.4%	39.2%
Gulf County	13.7%	11.3%	8.3%
Hernando County	1.9%	1.8%	2.0%
Jefferson County	21.4%	21.3%	19.5%
Leon County	16.5%	15.7%	16.9%
Levy County	28.7%	28.5%	28.6%
Madison County	9.7%	10.0%	10.2%
Pasco County	0.2%	0.2%	0.3%
Putnam County	18.0%	18.6%	14.9%
St. Johns County	1.1%	1.0%	0.9%
Suwannee County	6.9%	6.5%	6.7%
Taylor County	30.8%	32.0%	30.7%
Wakulla County	11.7%	10.9%	5.3%
Washington County	12.3%	13.0%	13.8%
Georgia			
Bibb County	3.5%	3.5%	3.3%
Burke County	8.4%	8.3%	6.9%
Grady County	17.4%	15.8%	16.1%
Laurens County	10.4%	10.6%	10.9%
Troup County	7.2%	6.1%	7.2%
Alabama			
Chambers County	7.7%	6.8%	5.7%

[1] *Obtained from the June 30, 2012 FDIC Summary of Deposits Report.*

The following table sets forth the number of commercial banks and offices, including our offices and our competitors' offices, within each of the respective counties.

County	Number of Commercial Banks	Number of Commercial Bank Offices
Florida		
Alachua	17	65
Bradford	3	3
Citrus	14	48
Clay	14	32
Dixie	4	5
Gadsden	4	6
Gilchrist	4	4
Gulf	3	7
Hernando	14	42
Jefferson	2	2
Leon	18	93
Levy	3	12
Madison	6	6
Pasco	25	116
Putnam	6	15
St. Johns	21	60
Suwannee	5	8
Taylor	3	4
Wakulla	3	5
Washington	6	6
Georgia		
Bibb	10	53
Burke	5	10
Grady	5	8
Laurens	10	20
Troup	10	25
Alabama		
Chambers	6	9

Data obtained from the June 30, 2012 FDIC Summary of Deposits Report.

Seasonality

We believe our commercial banking operations are not generally seasonal in nature; however, public deposits tend to increase with tax collections in the fourth and first quarters of each year and decline with spending thereafter.

Regulatory Considerations

We must comply with state and federal banking laws and regulations that control virtually all aspects of our operations. These laws and regulations generally aim to protect our depositors, not necessarily our shareowners or our creditors. Any changes in applicable laws or regulations may materially affect our business and prospects. Proposed legislative or regulatory changes may also affect our operations. The following description summarizes some of the laws and regulations to which we are subject. References to applicable statutes and regulations are brief summaries, do not purport to be complete, and are qualified in their entirety by reference to such statutes and regulations.

Proposed Changes to Regulatory Capital Requirements

In June 2012, the federal banking agencies issued a series of proposed rules to conform U.S. regulatory capital rules with the international regulatory standards agreed to by the Basel Committee on Banking Supervision in the accord referred to as "Basel III". The proposed revisions, if adopted, would establish new higher capital ratio requirements, narrow the definitions of capital, impose new operating restrictions on banking organizations with insufficient capital buffers and increase the risk weighting of certain assets. The proposed new capital requirements would apply to all banks, savings associations, bank holding companies with more than $500 million in assets and all savings and loan holding companies regardless of asset size. A summary of the proposed regulatory changes is set forth below.

- *New and Increased Capital Requirements.* The proposed rules would establish a new capital measure called "Common Equity Tier I Capital" consisting of common stock and related surplus, retained earnings, accumulated other comprehensive income and, subject to certain adjustments, minority common equity interests in subsidiaries. Unlike the current rules which exclude unrealized gains and losses on available-for-sale debt securities from regulatory capital, the proposed rules would generally require accumulated other comprehensive income to flow through to regulatory capital. Depository institutions and their holding companies would be required to maintain Common Equity Tier I Capital equal to 4.5% of risk-weighted assets by 2015. Additionally, the proposed regulations would increase the required ratio of Tier I Capital to risk-weighted assets from the current 4% to 6% by 2015. Tier I Capital would consist of Common Equity Tier I Capital plus Additional Tier I Capital which would include non-cumulative perpetual preferred stock. Neither cumulative preferred stock (other than certain preferred stock issued to the U.S. Treasury) nor trust preferred securities would qualify as Additional Tier I Capital but could be included in Tier II Capital along with qualifying subordinated debt. The proposed regulations would also require a minimum Tier I leverage ratio of 4% for all institutions. The minimum required ratio of total capital to risk-weighted assets would remain at 8%.

- *Capital Buffer Requirement.* In addition to increased capital requirements, depository institutions and their holding companies would be required to maintain a capital buffer of at least 2.5% of risk-weighted assets over and above the minimum risk-based capital requirements. Institutions that do not maintain the required capital buffer would be subject to progressively more stringent limitations on the percentage of earnings that can be paid out in dividends or used for stock repurchases and on the payment of discretionary bonuses to senior executive management. The capital buffer requirement would be phased in over a four-year period beginning in 2016. The capital buffer requirement effectively raises the minimum required risk-based capital ratios to 7% Common Equity Tier I Capital, 8.5% Tier I Capital and 10.5% Total Capital on a fully phased-in basis.

- *Changes to Prompt Corrective Action Capital Categories.* The Prompt Corrective Action rules would be amended to incorporate a Common Equity Tier I Capital requirement and to raise the capital requirements for certain capital categories. To be adequately capitalized for purposes of the prompt corrective action rules, a banking organization would be required to have at least an 8% Total Risk-Based Capital Ratio, a 6% Tier I Risk-Based Capital Ratio, a 4.5% Common Equity Tier I Risk Based Capital Ratio and a 4% Tier I Leverage Ratio. To be well capitalized, a banking organization would be required to have at least a 10% Total Risk-Based Capital Ratio, an 8% Tier I Risk-Based Capital Ratio, a 6.5% Common Equity Tier I Risk-Based Capital Ratio and a 5% Tier I Leverage Ratio.

- *Additional Deductions from Capital.* Banking organizations would be required to deduct goodwill and certain other intangible assets, net of associated deferred tax liabilities, from Common Equity Tier I Capital. Deferred tax assets arising from temporary timing differences that could not be realized through net operating loss ("NOL") carrybacks would continue to be deducted but deferred tax assets that could be realized through NOL carrybacks would not be deducted but would be subject to 100% risk weighting. Defined benefit pension fund assets, net of any associated deferred tax liability, would be deducted from Common Equity Tier I Capital unless the banking organization has unrestricted and unfettered access to such assets. Reciprocal cross-holdings of capital instruments in any other financial institutions would now be deducted from capital, not just holdings in other depository institutions. For this purpose, financial institutions are broadly defined to include securities and commodities firms, hedge and private equity funds and non-depository lenders. Banking organizations would also be required to deduct non-significant investments (less than 10% of outstanding stock) in other financial institutions to the extent these exceed 10% of Common Equity Tier I Capital subject to a 15% of Common Equity Tier I Capital cap. Greater than 10% investments must be deducted if they exceed 10% of Common Equity Tier I Capital. If the aggregate amount of certain items excluded from capital deduction due to a 10% threshold exceeds 17.65% of Common Equity Tier I Capital, the excess must be deducted.

- *Changes in Risk-Weightings.* The proposed rules would apply a 250% risk-weighting to mortgage servicing rights, deferred tax assets that cannot be realized through NOL carrybacks and significant (greater than 10%) investments in other financial institutions. The proposal also would also change the risk-weighting for residential mortgages and would create a new 150% risk-weighting category for "high volatility commercial real estate loans" which are credit facilities for the acquisition, construction or development of real property other than one- to four-family residential properties or commercial real estate projects where: (i) the loan-to-value ratio is not in excess of interagency real estate lending standards; and (ii) the borrower has contributed capital equal to not less than 15% of the real estate's "as completed" value before the loan was made.

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010

On July 21, 2010, President Obama signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act"). The Dodd-Frank Act will continue to have a broad impact on the financial services industry as a result of the significant regulatory and compliance changes including, among other things, (i) enhanced resolution authority over troubled and failing banks and their holding companies; (ii) increased capital and liquidity requirements; (iii) increased regulatory examination fees; (iv) changes to assessments to be paid to the FDIC for federal deposit insurance; and (v) numerous other provisions designed to improve supervision and oversight of, and strengthening safety and soundness for, the financial services sector. Additionally, the Dodd-Frank Act establishes a new framework for systemic risk oversight within the financial system to be distributed among new and existing federal regulatory agencies, including the Financial Stability Oversight Council, the Federal Reserve, the Office of the Comptroller of the Currency, and the FDIC. A summary of certain provisions of the Dodd-Frank Act is set forth below, along with information set forth in applicable sections of this "Regulatory Considerations" section.

- *Minimum Capital Requirements and Enhanced Supervision.* On June 14, 2011, the federal banking agencies published a final rule regarding minimum leverage and risk-based capital requirements for banks and bank holding companies consistent with the requirements of Section 171 of the Dodd-Frank Act. For a more detailed description of the minimum capital requirements see "Regulatory Considerations – Capital City Bank – Capital Regulations". The Dodd-Frank Act also increased regulatory oversight, supervision and examination of banks, bank holding companies and their respective subsidiaries by the appropriate regulatory agency.

- *Changes in Capital Treatment of Trust Preferred Securities.* Dodd-Frank requires all trust preferred securities, or TRUPs, issued by bank or thrift holding companies after May 19, 2010 to be counted as Tier II Capital (with an exception for certain small bank holding companies). Bank holding companies with at least $15 billion in assets as of December 31, 2009 will have five years to comply with this provision, and starting on January 1, 2013, these holding companies will phase in the requirement by deducting one-third of TRUPs per year for the following three years from Tier I Capital. TRUPs issued prior to May 19, 2010 by bank holding companies with less than $15 billion in assets as of December 31, 2009 are exempt from these capital deductions entirely.

- *The Consumer Financial Protection Bureau ("Bureau").* The Dodd-Frank Act created the Bureau within the Federal Reserve. The Bureau is tasked with establishing and implementing rules and regulations under certain federal consumer protection laws with respect to the conduct of providers of certain consumer financial products and services. The Bureau has rulemaking authority over many of the statutes governing products and services offered to bank consumers. In addition, the Dodd-Frank Act permits states to adopt consumer protection laws and regulations that are more stringent than those regulations promulgated by the Bureau and state attorneys general are permitted to enforce consumer protection rules adopted by the Bureau against state-chartered institutions. Because this is an entirely new agency, the impact on us is largely uncertain. However, any new regulatory requirements, or modified interpretations of existing regulations, will affect our consumer business and operations, potentially resulting in increased compliance costs.

- *Deposit Insurance.* The Dodd-Frank Act makes permanent the $250,000 deposit insurance limit for insured deposits. Amendments to the Federal Deposit Insurance Act also revise the assessment base against which an insured depository institution's deposit insurance premiums paid to the Deposit Insurance Fund ("DIF") will be calculated. Under the amendments, the assessment base will no longer be the institution's deposit base, but rather its average consolidated total assets less its average tangible equity during the assessment period. Additionally, the Dodd-Frank Act makes changes to the minimum designated reserve ratio of the DIF, increasing the minimum from 1.15 percent to 1.35 percent of the estimated amount of total insured deposits and eliminating the requirement that the FDIC pay dividends to depository institutions when the reserve ratio exceeds certain thresholds. In December 2010, the FDIC increased the designated reserve ratio to 2.0 percent.

- *Payment of Interest on Demand Deposits.* On July 21, 2011 the Federal Reserve's final rule repealing Regulation Q, Prohibition Against Payment of Interest on Demand Deposits, became effective. Regulation Q was promulgated to implement the statutory prohibition against payment of interest on demand deposits by institutions that are member banks of the Federal Reserve set forth in Section 19(i) of the Federal Reserve Act. Section 627 of the Dodd-Frank Act repealed Section 19(i) of the Federal Reserve Act effective July 21, 2011. The final rule implements the Dodd-Frank Act's repeal of Section 19(i). The final rule also repeals the Federal Reserve's published interpretation of Regulation Q and removes references to Regulation Q found in the Federal Reserve's other regulations, interpretations, and commentary.

- *Transactions with Affiliates.* The Dodd-Frank Act enhances the requirements for certain transactions with affiliates under Section 23A and 23B of the Federal Reserve Act, including an expansion of the definition of "covered transactions" and increasing the amount of time for which collateral requirements regarding covered transactions must be maintained. These requirements became effective on July 21, 2011.

- *Transactions with Insiders.* Insider transaction limitations are expanded through the strengthening of loan restrictions to insiders and the expansion of the types of transactions subject to the various limits, including derivative transactions, repurchase agreements, reverse repurchase agreements and securities lending or borrowing transactions. Restrictions are also placed on certain asset sales to and from an insider to an institution, including requirements that such sales be on market terms and, in certain circumstances, approved by the institution's board of directors. These requirements became effective on July 21, 2011.

- *Enhanced Lending Limits.* The Dodd-Frank Act strengthened the previous limits on a depository institution's credit exposure to one borrower which limited a depository institution's ability to extend credit to one person (or group of related persons) in an amount exceeding certain thresholds. The Dodd-Frank Act expanded the scope of these restrictions to include credit exposure arising from derivative transactions, repurchase agreements, and securities lending and borrowing transactions.

- *Compensation Practices.* The Dodd-Frank Act provides that the appropriate federal regulators must establish standards prohibiting as an unsafe and unsound practice any compensation plan of a bank holding company or other "covered financial institution" that provides an insider or other employee with "excessive compensation" or could lead to a material financial loss to such firm. In June 2010, prior to the Dodd-Frank Act, the bank regulatory agencies promulgated the *Interagency Guidance on Sound Incentive Compensation Policies*, which requires that financial institutions establish metrics for measuring the impact of activities to achieve incentive compensation with the related risk to the financial institution of such behavior. Together, the Dodd-Frank Act and the recent guidance on compensation may impact the current compensation policies at CCB.

Although a significant number of the rules and regulations mandated by the Dodd-Frank Act have been finalized, many of the new requirements called for have yet to be implemented and will likely be subject to implementing regulations over the course of several years. Given the uncertainty associated with the manner in which the provisions of the Dodd-Frank Act will be implemented by the various regulatory agencies, the full extent of the impact such requirements will have on financial institutions' operations is unclear. The changes resulting from the Dodd-Frank Act may impact the profitability of our business activities, require changes to certain of our business practices, impose upon us more stringent capital, liquidity and leverage ratio requirements or otherwise adversely affect our business. These changes may also require us to invest significant management attention and resources to evaluate and make necessary changes in order to comply with new statutory and regulatory requirements.

The Company

We are registered with the Board of Governors of the Federal Reserve as a bank holding company under the Bank Holding Company Act of 1956. As a result, we are subject to supervisory regulation and examination by the Federal Reserve. The Gramm-Leach-Bliley Act, the Bank Holding Company Act, and other federal laws subject bank holding companies to particular restrictions on the types of activities in which they may engage, and to a range of supervisory requirements and activities, including regulatory enforcement actions for violations of laws and regulations.

Permitted Activities

The Gramm-Leach-Bliley Act modernized the U.S. banking system by: (i) allowing bank holding companies that qualify as "financial holding companies" to engage in a broad range of financial and related activities; (ii) allowing insurers and other financial service companies to acquire banks; (iii) removing restrictions that applied to bank holding company ownership of securities firms and mutual fund advisory companies; and (iv) establishing the overall regulatory scheme applicable to bank holding companies that also engage in insurance and securities operations. The general effect of the law was to establish a comprehensive framework to permit affiliations among commercial banks, insurance companies, securities firms, and other financial service providers. Activities that are financial in nature are broadly defined to include not only banking, insurance, and securities activities, but also merchant banking and additional activities that the Federal Reserve, in consultation with the Secretary of the Treasury, determines to be financial in nature, incidental to such financial activities, or complementary activities that do not pose a substantial risk to the safety and soundness of depository institutions or the financial system generally.

In contrast to financial holding companies, bank holding companies are limited to managing or controlling banks, furnishing services to or performing services for its subsidiaries, and engaging in other activities that the Federal Reserve determines by regulation or order to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. As a bank holding company that has not elected to be a financial holding company, the restrictions will apply to us. In determining whether a particular activity is permissible, the Federal Reserve must consider whether the performance of such an activity reasonably can be expected to produce benefits to the public that outweigh possible adverse effects. Possible benefits include greater convenience, increased competition, and gains in efficiency. Possible adverse effects include undue concentration of resources, decreased or unfair competition, conflicts of interest, and unsound banking practices. Despite prior approval, the Federal Reserve may order a bank holding company or its subsidiaries to terminate any activity or to terminate ownership or control of any subsidiary when the Federal Reserve has reasonable cause to believe that a serious risk to the financial safety, soundness or stability of any bank subsidiary of that bank holding company may result from such an activity.

Changes in Control

Subject to certain exceptions, the Bank Holding Company Act and the Change in Bank Control Act, together with the applicable regulations, require Federal Reserve approval (or, depending on the circumstances, no notice of disapproval) prior to any person or company acquiring "control" of a bank or bank holding company. A conclusive presumption of control exists if an individual or company acquires the power, directly or indirectly, to direct the management or policies of an insured depository institution or to vote 25% or more of any class of voting securities of any insured depository institution. A rebuttable presumption of control exists if a person or company acquires 10% or more but less than 25% of any class of voting securities of an insured depository institution and either the institution has registered securities under Section 12 of the Securities Exchange Act of 1934 or as we will refer to as the Exchange Act, or no other person will own a greater percentage of that class of voting securities immediately after the acquisition. Our common stock is registered under Section 12 of the Exchange Act.

The Federal Reserve Board maintains a policy statement on minority equity investments in banks and bank holding companies, that generally permits investors to (i) acquire up to 33 percent of the total equity of a target bank or bank holding company, subject to certain conditions, including (but not limited to) that the investing firm does not acquire 15 percent or more of any class of voting securities, and (ii) designate at least one director, without triggering the various regulatory requirements associated with control.

As a bank holding company, we are required to obtain prior approval from the Federal Reserve before (i) acquiring all or substantially all of the assets of a bank or bank holding company, (ii) acquiring direct or indirect ownership or control of more than 5% of the outstanding voting stock of any bank or bank holding company (unless we own a majority of such bank's voting shares), or (iii) merging or consolidating with any other bank or bank holding company. In determining whether to approve a proposed bank acquisition, federal bank regulators will consider, among other factors, the effect of the acquisition on competition, the public benefits expected to be received from the acquisition, the projected capital ratios and levels on a post-acquisition basis, and the acquiring institution's record of addressing the credit needs of the communities it serves, including the needs of low and moderate income neighborhoods, consistent with the safe and sound operation of the bank, under the Community Reinvestment Act of 1977.

Under Florida law, a person or entity proposing to directly or indirectly acquire control of a Florida bank must also obtain permission from the Florida Office of Financial Regulation. Florida statutes define "control" as either (i) indirectly or directly owning, controlling or having power to vote 25% or more of the voting securities of a bank; (ii) controlling the election of a majority of directors of a bank; (iii) owning, controlling, or having power to vote 10% or more of the voting securities as well as directly or indirectly exercising a controlling influence over management or policies of a bank; or (iv) as determined by the Florida Office of Financial Regulation. These requirements will affect us because CCB is chartered under Florida law and changes in control of us are indirect changes in control of CCB.

Tying

Bank holding companies and their affiliates are prohibited from tying the provision of certain services, such as extending credit, to other services or products offered by the holding company or its affiliates, such as deposit products.

Capital; Dividends; Source of Strength

The Federal Reserve imposes certain capital requirements on bank holding companies under the Bank Holding Company Act, including a minimum leverage ratio and a minimum ratio of "qualifying" capital to risk-weighted assets. These requirements are described below under "Capital Regulations." Subject to its capital requirements and certain other restrictions, including the need to seek prior approval from the Federal Reserve in accordance with the Holding Company Resolution, we are generally able to borrow money to make a capital contribution to CCB, and such loans may be repaid from dividends paid from CCB to us. We are also able to raise capital for contributions to CCB by issuing securities without having to receive regulatory approval, subject to compliance with federal and state securities laws.

In accordance with Federal Reserve policy, which has been codified by the Dodd-Frank Act, we are expected to act as a source of financial strength to CCB and to commit resources to support CCB in circumstances in which we might not otherwise do so. In furtherance of this policy, the Federal Reserve may require a bank holding company to terminate any activity or relinquish control of a nonbank subsidiary (other than a nonbank subsidiary of a bank) upon the Federal Reserve's determination that such activity or control constitutes a serious risk to the financial soundness or stability of any subsidiary depository institution of the bank holding company. Further, federal bank regulatory authorities have additional discretion to require a financial holding company to divest itself of any bank or nonbank subsidiary if the agency determines that divestiture may aid the depository institution's financial condition.

We suspended payments of dividends to our shareowners in December 2011. In regard to CCB's and CCBG's ability to declare and pay dividends and CCBG's ability to borrow money, see the section entitled "Item 1 – Business – About Us – Regulatory Matter."

Capital City Bank

CCB is a banking institution that is chartered by and headquartered in the State of Florida, and it is subject to supervision and regulation by the Florida Office of Financial Regulation. The Florida Office of Financial Regulation supervises and regulates all areas of CCB's operations including, without limitation, the making of loans, the issuance of securities, the conduct of CCB's corporate affairs, the satisfaction of capital adequacy requirements, the payment of dividends, and the establishment or closing of banking centers. CCB is also a member bank of the Federal Reserve System, which makes CCB's operations subject to broad federal regulation and oversight by the Federal Reserve. In addition, CCB's deposit accounts are insured by the FDIC to the maximum extent permitted by law, and the FDIC has certain enforcement powers over CCB.

As a state-chartered banking institution in the State of Florida, CCB is empowered by statute, subject to the limitations contained in those statutes, to take and pay interest on, savings and time deposits, to accept demand deposits, to make loans on residential and other real estate, to make consumer and commercial loans, to invest, with certain limitations, in equity securities and in debt obligations of banks and corporations and to provide various other banking services for the benefit of CCB's customers. Various consumer laws and regulations also affect the operations of CCB, including state usury laws, laws relating to fiduciaries, consumer credit and equal credit opportunity laws, and fair credit reporting. In addition, the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") prohibits insured state chartered institutions from conducting activities as principal that are not permitted for national banks. A bank, however, may engage in an otherwise prohibited activity if it meets its minimum capital requirements and the FDIC determines that the activity does not present a significant risk to the Deposit Insurance Fund.

Reserves

The Federal Reserve requires all depository institutions to maintain reserves against some transaction accounts (primarily NOW and Super NOW checking accounts). The balances maintained to meet the reserve requirements imposed by the Federal Reserve may be used to satisfy liquidity requirements. An institution may borrow from the Federal Reserve Bank "discount window" as a secondary source of funds, provided that the institution meets the Federal Reserve Bank's credit standards.

Dividends

CCB is subject to legal limitations on the frequency and amount of dividends that can be paid to us. The Federal Reserve may restrict the ability of CCB to pay dividends if such payments would constitute an unsafe or unsound banking practice. In addition, the Federal Reserve Resolutions impose restrictions on CCB's ability to pay dividends. See "Item 1. Business – About Us – Regulatory Matter."

In addition, Florida law and Federal regulation also places restrictions on the declaration of dividends from state chartered banks to their holding companies. Pursuant to the Florida Financial Institutions Code, the board of directors of state-chartered banks, after charging off bad debts, depreciation and other worthless assets, if any, and making provisions for reasonably anticipated future losses on loans and other assets, may quarterly, semi-annually or annually declare a dividend of up to the aggregate net profits of that period combined with the bank's retained net profits for the preceding two years and, with the approval of the Florida Office of Financial Regulation and Federal Reserve, declare a dividend from retained net profits which accrued prior to the preceding two years. Before declaring such dividends, 20% of the net profits for the preceding period as is covered by the dividend must be transferred to the surplus fund of the bank until this fund becomes equal to the amount of the bank's common stock then issued and outstanding. A state-chartered bank may not declare any dividend if (i) its net income (loss) from the current year combined with the retained net income (loss) for the preceding two years aggregates a loss or (ii) the payment of such dividend would cause the capital account of the bank to fall below the minimum amount required by law, regulation, order or any written agreement with the Florida Office of Financial Regulation or a federal regulatory agency.

Insurance of Accounts and Other Assessments

We pay our deposit insurance assessments to the Deposit Insurance Fund, which is determined through a risk-based assessment system. Our deposit accounts are currently insured by the Deposit Insurance Fund generally up to a maximum of $250,000 per separately insured depositor. Beginning in November 2008, the FDIC issued a final rule under its Transaction Account Guarantee Program ("TAGP"), pursuant to which the FDIC fully guaranteed all non-interest bearing transaction deposit accounts, including all personal and business checking deposit accounts that do not earn interest, lawyer trust accounts where interest does not accrue to the account owner (IOLTA), and NOW accounts with interest rates no higher than 0.25%. Thus, under TAGP, all money in these accounts was fully insured by the FDIC regardless of dollar amount. This increase to coverage was originally in effect through December 31, 2009, but was extended several times until it expired on December 31, 2012.

Under the current assessment system, the FDIC assigns an institution to one of four risk categories, with the first category having two sub-categories based on the institution's most recent supervisory and capital evaluations, designed to measure risk. Total base assessment rates currently range from 0.025% of deposits for an institution in the highest sub-category of the highest category to 0.45% of deposits for an institution in the lowest category. On May 22, 2009, the FDIC imposed a special assessment of five basis points on each FDIC-insured depository institution's assets, minus its Tier I capital, as of June 30, 2009. This special assessment was collected on September 30, 2009. Finally, on November 12, 2009, the FDIC adopted a new rule requiring insured institutions to prepay on December 30, 2009, estimated quarterly risk-based assessments for the fourth quarter of 2009 and for all of 2010, 2011, and 2012. We prepaid an assessment of $11.5 million, which incorporated a uniform 3.00 basis point increase effective January 1, 2011.

In addition, all FDIC insured institutions are required to pay assessments to the FDIC at an annual rate of approximately six tenths of a basis point of insured deposits to fund interest payments on bonds issued by the Financing Corporation, an agency of the federal government established to recapitalize the predecessor to the Savings Association Insurance Fund. These assessments will continue until the Financing Corporation bonds mature in 2017 through 2019.

Under the Federal Deposit Insurance Act, or FDIA, the FDIC may terminate deposit insurance upon a finding that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC.

Transactions With Affiliates

Pursuant to Sections 23A and 23B of the Federal Reserve Act and Regulation W, the authority of CCB to engage in transactions with related parties or "affiliates" or to make loans to insiders is limited. Loan transactions with an "affiliate" generally must be collateralized and certain transactions between CCB and its "affiliates", including the sale of assets, the payment of money or the provision of services, must be on terms and conditions that are substantially the same, or at least as favorable to CCB, as those prevailing for comparable nonaffiliated transactions. In addition, CCB generally may not purchase securities issued or underwritten by affiliates.

Loans to executive officers, directors or to any person who directly or indirectly, or acting through or in concert with one or more persons, owns, controls or has the power to vote more than 10% of any class of voting securities of a bank, which we refer to as "10% Shareowners", or to any political or campaign committee the funds or services of which will benefit those executive officers, directors, or 10% Shareowners or which is controlled by those executive officers, directors or 10% Shareowners, are subject to Sections 22(g) and 22(h) of the Federal Reserve Act and their corresponding regulations (Regulation O) and Section 13(k) of the Exchange Act relating to the prohibition on personal loans to executives (which exempts financial institutions in compliance with the insider lending restrictions of Section 22(h) of the Federal Reserve Act). Among other things, these loans must be made on terms substantially the same as those prevailing on transactions made to unaffiliated individuals and certain extensions of credit to those persons must first be approved in advance by a disinterested majority of the entire board of directors. Section 22(h) of the Federal Reserve Act prohibits loans to any of those individuals where the aggregate amount exceeds an amount equal to 15% of an institution's unimpaired capital and surplus plus an additional 10% of unimpaired capital and surplus in the case of loans that are fully secured by readily marketable collateral, or when the aggregate amount on all of the extensions of credit outstanding to all of these persons would exceed CCB's unimpaired capital and unimpaired surplus. Section 22(g) identifies limited circumstances in which CCB is permitted to extend credit to executive officers.

Community Reinvestment Act

The Community Reinvestment Act and its corresponding regulations are intended to encourage banks to help meet the credit needs of their service area, including low and moderate income neighborhoods, consistent with the safe and sound operations of the banks. These regulations provide for regulatory assessment of a bank's record in meeting the credit needs of its service area. Federal banking agencies are required to make public a rating of a bank's performance under the Community Reinvestment Act. The Federal Reserve considers a bank's Community Reinvestment Act rating when the bank submits an application to establish banking centers, merge, or acquire the assets and assume the liabilities of another bank. In the case of a bank holding company, the Community Reinvestment Act performance record of all banks involved in the merger or acquisition are reviewed in connection with the filing of an application to acquire ownership or control of shares or assets of a bank or to merge with any other bank holding company. An unsatisfactory record can substantially delay or block the transaction. CCB received a satisfactory rating on its most recent Community Reinvestment Act assessment.

Capital Regulations

The Federal Reserve has adopted risk-based capital adequacy guidelines for bank holding companies and their subsidiary state-chartered banks that are members of the Federal Reserve System. As described above, the federal banking regulators have issued proposed rules that, if adopted, would change these capital requirements to substantially conform with the Basel III international standards. However, final rules have not yet been adopted and, therefore, the new heightened Basel III capital requirements are not yet applicable. The risk-based capital guidelines are designed to make regulatory capital requirements more sensitive to differences in risk profiles among banks and bank holding companies, to account for off-balance sheet exposure, to minimize disincentives for holding liquid assets, and to achieve greater consistency in evaluating the capital adequacy of major banks throughout the world. Under these guidelines, assets and off-balance sheet items are assigned to broad risk categories each with designated weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items.

The current guidelines require all bank holding companies and federally regulated banks to maintain a minimum risk-based total capital ratio equal to 8%, of which at least 4% must be Tier I Capital. Tier I Capital, which includes common shareholders' equity, noncumulative perpetual preferred stock, and a limited amount of cumulative perpetual preferred stock and certain trust preferred securities, less certain goodwill items and other intangible assets, is required to equal at least 4% of risk-weighted assets. The remainder ("Tier II Capital") may consist of (i) an allowance for loan losses of up to 1.25% of risk-weighted assets, (ii) excess of qualifying perpetual preferred stock, (iii) hybrid capital instruments, (iv) perpetual debt, (v) mandatory convertible securities, and (vi) subordinated debt and intermediate-term preferred stock up to 50% of Tier I Capital. Total capital is the sum of Tier I and Tier II Capital less reciprocal holdings of other banking organizations' capital instruments, investments in unconsolidated subsidiaries and any other deductions as determined by the appropriate regulator (determined on a case by case basis or as a matter of policy after formal rule making).

In computing total risk-weighted assets, bank and bank holding company assets are given risk-weights of 0%, 20%, 50% and 100%. In addition, certain off-balance sheet items are given similar credit conversion factors to convert them to asset equivalent amounts to which an appropriate risk-weight will apply. Most loans will be assigned to the 100% risk category, except for performing first mortgage loans fully secured by 1- to 4-family and certain multi-family residential property, which carry a 50% risk rating. Most investment securities (including, primarily, general obligation claims on states or other political subdivisions of the United States) will be assigned to the 20% category, except for municipal or state revenue bonds, which have a 50% risk-weight, and direct obligations of the U.S. Treasury or obligations backed by the full faith and credit of the U.S. Government, which have a 0% risk-weight. In covering off-balance sheet items, direct credit substitutes, including general guarantees and standby letters of credit backing financial obligations, are given a 100% conversion factor. Transaction-related contingencies such as bid bonds, standby letters of credit backing non-financial obligations, and undrawn commitments (including commercial credit lines with an initial maturity of more than one year) have a 50% conversion factor. Short-term commercial letters of credit are converted at 20% and certain short-term unconditionally cancelable commitments have a 0% factor.

The federal bank regulatory authorities have also adopted regulations that supplement the risk-based guidelines. These regulations generally require banks and bank holding companies to maintain a minimum level of Tier I Capital to total average assets less goodwill of 4% (the "leverage ratio"). The Federal Reserve permits a bank to maintain a minimum 3% leverage ratio if the bank achieves a 1 rating under the CAMELS rating system in its most recent examination, as long as the bank is not experiencing or anticipating significant growth. The CAMELS rating is a nonpublic system used by bank regulators to rate the strength and weaknesses of financial institutions. The CAMELS rating is comprised of six categories: capital adequacy, asset quality, management, earnings, liquidity, and sensitivity to market risk.

Banking organizations experiencing or anticipating significant growth, as well as those organizations which do not satisfy the criteria described above, will be required to maintain a minimum leverage ratio ranging generally from 4% to 5%. The bank regulators also continue to consider a "tangible Tier I leverage ratio" in evaluating proposals for expansion or new activities.

The tangible Tier I leverage ratio is the ratio of a banking organization's Tier I Capital, less deductions for intangibles otherwise includable in Tier I Capital, to total tangible assets.

Federal law and regulations establish a capital-based regulatory scheme designed to promote early intervention for troubled banks and require the FDIC to choose the least expensive resolution of bank failures. The capital-based regulatory framework contains five categories of compliance with regulatory capital requirements, including "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized." To qualify as a "well-capitalized" institution, a bank must have a leverage ratio of not less than 5%, a Tier I Capital ratio of not less than 6%, and a total risk-based capital ratio of not less than 10%, and the bank must not be under any order or directive from the appropriate regulatory agency to meet and maintain a specific capital level. Generally, a financial institution must be "well capitalized" before the Federal Reserve will approve an application by a bank holding company to acquire or merge with a bank or bank holding company.

Under the regulations, the applicable agency can treat an institution as if it were in the next lower category if the agency determines (after notice and an opportunity for hearing) that the institution is in an unsafe or unsound condition or is engaging in an unsafe or unsound practice. The degree of regulatory scrutiny of a financial institution will increase, and the permissible activities of the institution will decrease, as it moves downward through the capital categories. Institutions that fall into one of the three undercapitalized categories may be required to (i) submit a capital restoration plan; (ii) raise additional capital; (iii) restrict their growth, deposit interest rates, and other activities; (iv) improve their management; (v) eliminate management fees; or (vi) divest themselves of all or a part of their operations. Bank holding companies controlling financial institutions can be called upon to boost the institutions' capital and to partially guarantee the institutions' performance under their capital restoration plans. It should be noted that the minimum ratios referred to above are merely guidelines and the bank regulators possess the discretionary authority to require higher capital ratios.

As of December 31, 2012, we exceeded the requirements contained in the applicable regulations, policies and directives pertaining to capital adequacy to be classified as "well capitalized", and are unaware of any material violation or alleged violation of these regulations, policies or directives (see table below). Rapid growth, poor loan portfolio performance, or poor earnings performance, or a combination of these factors, could change our capital position in a relatively short period of time, making additional capital infusions necessary.

(Dollars in Thousands)	Actual		Required For Capital Adequacy Purposes		To Be Well-Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2012:						
Tier I Capital:						
CCBG	$239,520	14.35%	$ 67,104	4.00%	*	*
CCB	239,955	14.39%	67,045	4.00%	100,567	6.00%
Total Capital:						
CCBG	262,377	15.72%	134,207	8.00%	*	*
CCB	260,906	15.64%	134,089	8.00%	167,612	10.00%
Tier I Leverage:						
CCBG	239,520	9.90%	96,824	4.00%	*	*
CCB	239,955	9.93%	96,694	4.00%	83,806	5.00%

Prompt Corrective Action.

Immediately upon becoming undercapitalized, a depository institution becomes subject to the provisions of Section 38 of the FDIA, which: (i) restrict payment of capital distributions and management fees; (ii) require that the appropriate federal banking agency monitor the condition of the institution and its efforts to restore its capital; (iii) require submission of a capital restoration plan; (iv) restrict the growth of the institution's assets; and (v) require prior approval of certain expansion proposals. The appropriate federal banking agency for an undercapitalized institution also may take any number of discretionary supervisory actions if the agency determines that any of these actions is necessary to resolve the problems of the institution at the least possible long-term cost to the deposit insurance fund, subject in certain cases to specified procedures. These discretionary supervisory actions include: (i) requiring the institution to raise additional capital; (ii) restricting transactions with affiliates; (iii) requiring divestiture of the institution or the sale of the institution to a willing purchaser; and (iv) any other supervisory action that the agency deems appropriate. These and additional mandatory and permissive supervisory actions may be taken with respect to significantly undercapitalized and critically undercapitalized institutions.

Interstate Banking and Branching

The Bank Holding Company Act was amended by the Interstate Banking Act. The Interstate Banking Act provides that adequately capitalized and managed financial and bank holding companies are permitted to acquire banks in any state.

State laws prohibiting interstate banking or discriminating against out-of-state banks are preempted. States are not permitted to enact laws opting out of this provision; however, states are allowed to adopt a minimum age restriction requiring that target banks located within the state be in existence for a period of years, up to a maximum of five years, before a bank may be subject to the Interstate Banking Act. The Interstate Banking Act, as amended by the Dodd-Frank Act, establishes deposit caps which prohibit acquisitions that result in the acquiring company controlling 30% or more of the deposits of insured banks and thrift institutions held in the state in which the target maintains a branch or 10% or more of the deposits nationwide. States have the authority to waive the 30% deposit cap. State-level deposit caps are not preempted as long as they do not discriminate against out-of-state companies, and the federal deposit caps apply only to initial entry acquisitions.

Under the Dodd-Frank Act, national banks and state banks are able to establish branches in any state if that state would permit the establishment of the branch by a state bank chartered in that state. Florida law permits a state bank to establish a branch of the bank anywhere in the state. Accordingly, under the Dodd-Frank Act, a bank with its headquarters outside the State of Florida may establish branches anywhere within Florida.

Anti-money Laundering

The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 ("USA PATRIOT Act"), provides the federal government with additional powers to address terrorist threats through enhanced domestic security measures, expanded surveillance powers, increased information sharing and broadened anti-money laundering requirements. By way of amendments to the Bank Secrecy Act ("BSA"), the USA PATRIOT Act puts in place measures intended to encourage information sharing among bank regulatory and law enforcement agencies. In addition, certain provisions of the USA PATRIOT Act impose affirmative obligations on a broad range of financial institutions. Among other requirements, the USA PATRIOT Act and the related Federal Reserve regulations require banks to establish anti-money laundering programs that include, at a minimum:

- internal policies, procedures and controls designed to implement and maintain the savings association's compliance with all of the requirements of the USA PATRIOT Act, the BSA and related laws and regulations;
- systems and procedures for monitoring and reporting of suspicious transactions and activities;
- a designated compliance officer;
- employee training;
- an independent audit function to test the anti-money laundering program;
- procedures to verify the identity of each customer upon the opening of accounts; and
- heightened due diligence policies, procedures and controls applicable to certain foreign accounts and relationships.

Additionally, the USA PATRIOT Act requires each financial institution to develop a customer identification program ("CIP") as part of our anti-money laundering program. The key components of the CIP are identification, verification, government list comparison, notice and record retention. The purpose of the CIP is to enable the financial institution to determine the true identity and anticipated account activity of each customer. To make this determination, among other things, the financial institution must collect certain information from customers at the time they enter into the customer relationship with the financial institution. This information must be verified within a reasonable time through documentary and non-documentary methods. Furthermore, all customers must be screened against any CIP-related government lists of known or suspected terrorists. We and our affiliates have adopted policies, procedures and controls to comply with the BSA and the USA PATRIOT Act.

Regulatory Enforcement Authority

Federal and state banking laws grant substantial enforcement powers to federal and state banking regulators. This enforcement authority includes, among other things, the ability to assess civil money penalties, to issue cease and desist or removal orders and to initiate injunctive actions against banking organizations and institution-affiliated parties. In general, these enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. Other actions or inactions may provide the basis for enforcement action, including misleading or untimely reports filed with regulatory authorities.

Federal Home Loan Bank System

CCB is a member of the FHLB of Atlanta, which is one of 12 regional Federal Home Loan Banks. Each FHLB serves as a reserve or central bank for its members within its assigned region. It is funded primarily from funds deposited by member institutions and proceeds from the sale of consolidated obligations of the FHLB system. It makes loans to members (i.e. advances) in accordance with policies and procedures established by the board of trustees of the FHLB.

As a member of the FHLB of Atlanta, CCB is required to own capital stock in the FHLB in an amount at least equal to 0.15% (or 15 basis points), which is subject to annual adjustments, of the CCB's total assets at the end of each calendar year, plus 4.5% of its outstanding advances (borrowings) from the FHLB of Atlanta under the activity-based stock ownership requirement. On December 31, 2012, CCB was in compliance with this requirement.

Privacy

Under the Gramm-Leach-Bliley Act, federal banking regulators adopted rules limiting the ability of banks and other financial institutions to disclose nonpublic information about consumers to nonaffiliated third parties. The rules require disclosure of privacy policies to consumers and, in some circumstances, allow consumers to prevent disclosure of certain personal information to nonaffiliated third parties.

Overdraft Fee Regulation

The Electronic Fund Transfer Act prohibits financial institutions from charging consumers fees for paying overdrafts on automated teller machines ("ATM") and one-time debit card transactions, unless a consumer consents, or opts in, to the overdraft service for those type of transactions. If a consumer does not opt in, any ATM transaction or debit that overdraws the consumer's account will be denied. Overdrafts on the payment of checks and regular electronic bill payments are not covered by this new rule. Before opting in, the consumer must be provided a notice that explains the financial institution's overdraft services, including the fees associated with the service, and the consumer's choices. Financial institutions must provide consumers who do not opt in with the same account terms, conditions and features (including pricing) that they provide to consumers who do opt in.

Consumer Laws and Regulations

CCB is also subject to other federal and state consumer laws and regulations that are designed to protect consumers in transactions with banks. While the list set forth below is not exhaustive, these laws and regulations include the Truth in Lending Act, the Truth in Savings Act, the Electronic Funds Transfer Act, the Expedited Funds Availability Act, the Check Clearing for the 21st Century Act, the Fair Credit Reporting Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Home Mortgage Disclosure Act, the Fair and Accurate Transactions Act, the Mortgage Disclosure Improvement Act, and the Real Estate Settlement Procedures Act, among others. These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions must deal with customers when taking deposits or making loans to such customers. CCB must comply with the applicable provisions of these consumer protection laws and regulations as part of its ongoing customer relations.

Future Legislative Developments

Various legislative acts are from time to time introduced in Congress and the Florida legislature. This legislation may change banking statutes and the environment in which our banking subsidiary and we operate in substantial and unpredictable ways. We cannot determine the ultimate effect that potential legislation, if enacted, or implementing regulations with respect thereto, would have upon our financial condition or results of operations or that of our banking subsidiary.

Effect of Governmental Monetary Policies

The commercial banking business in which CCB engages is affected not only by general economic conditions, but also by the monetary policies of the Federal Reserve. Changes in the discount rate on member bank borrowing, availability of borrowing at the "discount window," open market operations, the imposition of changes in reserve requirements against member banks' deposits and assets of foreign banking centers and the imposition of and changes in reserve requirements against certain borrowings by banks and their affiliates are some of the instruments of monetary policy available to the Federal Reserve. These monetary policies are used in varying combinations to influence overall growth and distributions of bank loans, investments and deposits, and this use may affect interest rates charged on loans or paid on deposits. The monetary policies of the Federal Reserve have had a significant effect on the operating results of commercial banks and are expected to continue to do so in the future. The monetary policies of the Federal Reserve are influenced by various factors, including inflation, unemployment, and short-term and long-term changes in the international trade balance and in the fiscal policies of the U.S. Government. Future monetary policies and the effect of such policies on the future business and earnings of CCB cannot be predicted.

Income Taxes

We are subject to income taxes at the federal level and subject to state taxation based on the laws of each state in which we operate. We file a consolidated federal tax return with a fiscal year ending on December 31.

Website Access to Company's Reports

Our Internet website is www.ccbg.com. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, including any amendments to those reports filed or furnished pursuant to section 13(a) or 15(d), and reports filed pursuant to Section 16, 13(d), and 13(g) of the Exchange Act are available free of charge through our website as soon as reasonably practicable after they are electronically filed with, or furnished to, the Securities and Exchange Commission. The information on our website is not incorporated by reference into this report.

Item 1A. Risk Factors

An investment in our common stock contains a high degree of risk. You should consider carefully the following risk factors before deciding whether to invest in our common stock. Our business, including our operating results and financial condition, could be harmed by any of these risks. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially and adversely affect our business. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. In assessing these risks, you should also refer to the other information contained in our filings with the SEC, including our financial statements and related notes.

Risks Related to Our Business

Should our financial condition deteriorate, we may need additional capital resources in the future and these capital resources may not be available on acceptable terms or at all. If we do raise additional capital, your ownership could be diluted.

Should our financial condition deteriorate, we may need to incur additional debt or equity financing in the future to maintain required minimum capital ratios. Such financing may not be available to us on acceptable terms or at all. Prior to issuing new or refinancing existing debt, we must obtain approval from the Federal Reserve pursuant to the Federal Reserve Resolutions.

Furthermore, our Articles of Incorporation do not provide shareowners with preemptive rights and such shares may be offered to investors other than shareowners at the discretion of the Board. If we do sell additional shares of common stock to raise capital, the sale could reduce market price per share of common stock and dilute your ownership interest and such dilution could be substantial.

An impairment in the carrying value of our goodwill could negatively impact our earnings and capital.

Goodwill is initially recorded at fair value and is not amortized, but is reviewed for impairment at least annually or more frequently if events or changes in circumstances indicate that the carrying value may not be recoverable. Given the current economic environment and conditions in the financial markets, including the sustained trading price of our common stock at below book value, we are required to consider the recoverability of goodwill each quarter (rather than a typical annual assessment) and conduct a valuation analysis, if appropriate. Continued sustained decline in our market capitalization, disruptions in our business, or unexpected declines in our operating results and the resulting analyses could result in goodwill impairment charges in the future. These non-cash impairment charges could adversely affect our results of operations in future periods, and could also significantly impact certain financial ratios. Goodwill impairment is a non-cash charge, which does not adversely affect the calculation of our risk based and tangible capital ratios. Please see Note 4 in the Notes to Consolidated Financial Statements for additional discussion. As of December 31, 2012, we had $84.8 million in goodwill, which represented approximately 3.2% of our total assets.

An inadequate allowance for loan losses would reduce our earnings.

We are exposed to the risk that our clients will be unable to repay their loans according to their terms and that any collateral securing the payment of their loans will not be sufficient to assure full repayment. This will result in credit losses that are inherent in the lending business. We evaluate the collectability of our loan portfolio and provide an allowance for loan losses that we believe is adequate based upon such factors as:

- the risk characteristics of various classifications of loans;
- previous loan loss experience;
- specific loans that have loss potential;
- delinquency trends;
- estimated fair market value of the collateral;
- current economic conditions; and
- geographic and industry loan concentrations.

As of December 31, 2012, the Bank's allowance for loan losses was $29.2 million, which represented approximately 1.93% of its total amount of loans. The Bank had $64.2 million in nonaccruing loans as of December 31, 2012. The allowance may not prove sufficient to cover future loan losses. Although management uses the best information available to make determinations with respect to the allowance for loan losses, future adjustments may be necessary if economic conditions differ substantially from the assumptions used or adverse developments arise with respect to the Bank's nonperforming or performing loans. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans. Such agencies may require us to recognize additional losses based on their judgments about information available to them at the time of their examination. Accordingly, the allowance for loan losses may not be adequate to cover loan losses or significant increases to the allowance may be required in the future if economic conditions should worsen. Material additions to the Bank's allowance for loan losses would adversely impact our net income and capital in future periods, while having the effect of overstating our current period earnings.

If our nonperforming assets remain elevated, our earnings will suffer.

At December 31, 2012, our nonperforming loans totaled $64.2 million, or 4.22% of the total loan portfolio, representing a decrease of $10.8 million from December 31, 2011. At December 31, 2012, our nonperforming assets (which include other real estate owned) were $117.6 million, or 4.47% of total assets. In addition, the Bank had approximately $9.9 million in accruing loans that were greater than 30 days delinquent as of December 31, 2012. Our nonperforming assets adversely affect our net income in various ways. We do not record interest income on nonaccrual loans or real estate owned. In addition, if our estimate for the recorded allowance for loan losses proves to be incorrect and our allowance is inadequate, we will have to increase the allowance accordingly. In addition, the resolution of nonperforming assets requires the active involvement of management, which can distract them from more profitable activity.

Our loan portfolio includes loans with a higher risk of loss which could lead to higher loan losses and nonperforming assets.

We originate commercial real estate loans, commercial loans, construction loans, vacant land loans, consumer loans, and residential mortgage loans primarily within our market area. Commercial real estate, commercial, construction, vacant land, and consumer loans may expose a lender to greater credit risk than loans secured by single-family residential real estate because the collateral securing these loans may not be sold as easily as single-family residential real estate. In addition, these loan types tend to involve larger loan balances to a single borrower or groups of related borrowers and are more susceptible to a risk of loss during a downturn in the business cycle. These loans also have historically had greater credit risk than other loans for the following reasons:

- **Commercial Real Estate Loans**. Repayment is dependent on income being generated in amounts sufficient to cover operating expenses and debt service. These loans also involve greater risk because they are generally not fully amortizing over a loan period, but rather have a balloon payment due at maturity. A borrower's ability to make a balloon payment typically will depend on being able to either refinance the loan or timely sell the underlying property. As of December 31, 2012, commercial real estate loans, including multi-family loans, comprised approximately 40.3% of our total loan portfolio.

- **Commercial Loans**. Repayment is generally dependent upon the successful operation of the borrower's business. In addition, the collateral securing the loans may depreciate over time, be difficult to appraise, be illiquid, or fluctuate in value based on the success of the business. As of December 31, 2012, commercial loans comprised approximately 9.2% of our total loan portfolio.

- **Construction Loans**. The risk of loss is largely dependent on our initial estimate of whether the property's value at completion equals or exceeds the cost of property construction and the availability of take-out financing. During the construction phase, a number of factors can result in delays or cost overruns. If our estimate is inaccurate or if actual construction costs exceed estimates, the value of the property securing our loan may be insufficient to ensure full repayment when completed through a permanent loan, sale of the property, or by seizure of collateral. As of December 31, 2012, construction loans comprised approximately 2.9% of our total loan portfolio.

- **Vacant Land Loans**. Because vacant or unimproved land is generally held by the borrower for investment purposes or future use, payments on loans secured by vacant or unimproved land will typically rank lower in priority to the borrower than a loan the borrower may have on their primary residence or business. These loans are susceptible to adverse conditions in the real estate market and local economy. As of December 31, 2012, vacant land loans comprised approximately 7.4% of our total loan portfolio.

- **Consumer Loans**. Consumer loans (such as personal lines of credit) are collateralized, if at all, with assets that may not provide an adequate source of payment of the loan due to depreciation, damage, or loss. As of December 31, 2012, consumer loans comprised approximately 10.4% of our total loan portfolio.

The increased risks associated with these types of loans result in a correspondingly higher probability of default on such loans (as compared to single-family real estate loans). Loan defaults would likely increase our loan losses and nonperforming assets and could adversely affect our allowance for loan losses.

We may incur losses if we are unable to successfully manage interest rate risk.

Our profitability depends to a large extent on the Bank's net interest income, which is the difference between income on interest-earning assets such as loans and investment securities, and expense on interest-bearing liabilities such as deposits and borrowings. We are unable to predict changes in market interest rates, which are affected by many factors beyond our control including inflation, recession, unemployment, money supply, domestic and international events and changes in the United States and other financial markets. Our net interest income may be reduced if: (i) more interest-earning assets than interest-bearing liabilities reprice or mature during a time when interest rates are declining or (ii) more interest-bearing liabilities than interest-earning assets reprice or mature during a time when interest rates are rising.

Changes in the difference between short- and long-term interest rates may also harm our business. For example, short-term deposits may be used to fund longer-term loans. When differences between short-term and long-term interest rates shrink or disappear, as has occurred in the current zero interest rate policy environment, the spread between rates paid on deposits and received on loans could narrow significantly, decreasing our net interest income.

If market interest rates rise rapidly, interest rate adjustment caps may limit increases in the interest rates on adjustable rate loans, thereby limiting the incremental income generated by those loans in any one year.

Since we engage in lending secured by real estate and may be forced to foreclose on the collateral property and own the underlying real estate, we may be subject to the increased costs associated with the ownership of real property, which could result in reduced net income.

Since we originate loans secured by real estate, we may have to foreclose on the collateral property to protect our investment and may thereafter own and operate such property, in which case we are exposed to the risks inherent in the ownership of real estate.

The amount that we, as a mortgagee, may realize after a default is dependent upon factors outside of our control, including, but not limited to:

- general or local economic conditions;
- environmental cleanup liability;
- neighborhood values;
- interest rates;
- real estate tax rates;
- operating expenses of the mortgaged properties;
- supply of and demand for rental units or properties;
- ability to obtain and maintain adequate occupancy of the properties;
- zoning laws;
- governmental rules, regulations and fiscal policies; and
- acts of God.

Certain expenditures associated with the ownership of real estate, principally real estate taxes and maintenance costs, may adversely affect the income from the real estate. Therefore, the cost of operating real property may exceed the rental income earned from such property, and we may have to advance funds in order to protect our investment or we may be required to dispose of the real property at a loss.

Liquidity risk could impair our ability to fund operations and jeopardize our financial condition.

Liquidity is essential to our business. An inability to raise funds through deposits, borrowings, and other sources, could have a substantial negative effect on our liquidity. Our access to funding sources in amounts adequate to finance our activities on terms that are acceptable to us could be impaired by factors that affect us specifically or the financial services industry or economy in general. Factors that could negatively impact our access to liquidity sources include a decrease in the level of our business activity as a result of a downturn in the markets in which our loans are concentrated, adverse regulatory action against us, or our inability to attract and retain deposits. Our ability to borrow could be impaired by factors that are not specific to us, such a disruption in the financial markets or negative views and expectations about the prospects for the financial services industry in light of recent turmoil faced by banking organizations and the unstable credit markets. Our ability to borrow requires prior approval from the Federal Reserve.

Confidential client information transmitted through our online banking service is vulnerable to security breaches and computer viruses, which could expose us to litigation and adversely affect our reputation and our ability to generate deposits.

We provide our clients the ability to bank online. The secure transmission of confidential information over the Internet is a critical element of banking online. Our network could be vulnerable to unauthorized access, computer viruses, phishing schemes and other security problems. We may be required to spend significant capital and other resources to protect against the threat of security breaches and computer viruses, or to alleviate problems caused by security breaches or viruses. To the extent that our activities or the activities of our clients involve the storage and transmission of confidential information, security breaches and viruses could expose us to claims, litigation and other possible liabilities. Any inability to prevent security breaches or computer viruses could also cause existing clients to lose confidence in our systems and could adversely affect our reputation and our ability to generate deposits.

Our future success is dependent on our ability to compete effectively in the highly competitive banking industry.

We face vigorous competition from other banks and other financial institutions, including savings and loan associations, savings banks, finance companies and credit unions for deposits, loans and other financial services in our market area. A number of these banks and other financial institutions are significantly larger than we are and have substantially greater access to capital and other resources, as well as larger lending limits and branch systems, and offer a wider array of banking services. To a limited extent, we also compete with other providers of financial services, such as money market mutual funds, brokerage firms, consumer finance companies, insurance companies and governmental organizations which may offer more favorable financing than we can. Many of our non-bank competitors are not subject to the same extensive regulations that govern us. As a result, these non-bank competitors have advantages over us in providing certain services. This competition may reduce or limit our margins and our market share and may adversely affect our results of operations and financial condition.

Risks Related to Regulation and Legislation

Recently enacted legislation, particularly the Dodd-Frank Act, could materially and adversely affect us by increasing compliance costs, heightening our risk of noncompliance with applicable regulations, and changing the competitive landscape in the banking industry.

From time to time, the U.S. Congress and state legislatures consider changing laws and enact new laws to further regulate the financial services industry. On July 21, 2010, President Obama signed the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, into law. The Dodd-Frank Act has resulted in sweeping changes in the regulation of financial institutions. As discussed in the section entitled "Business-Regulatory Considerations" in our 2012 Annual Report on Form 10-K, the Dodd-Frank Act contains numerous provisions that affect all banks and bank holding companies. The Dodd-Frank Act includes provisions that, among other things:

- change the assessment base for federal deposit insurance from the amount of insured deposits to total consolidated assets less average tangible capital, eliminate the ceiling on the size of the federal deposit insurance fund, and increase the floor of the size of the federal deposit insurance fund;
- centralize responsibility for promulgating regulations under and enforcing federal consumer financial protection laws in a new bureau of consumer financial protection;
- require the FDIC to seek to make its capital requirements for banks countercyclical;
- implement corporate governance revisions, including with regard to executive compensation and proxy access by shareholders, that apply to all public companies, not just financial institutions;
- establish new rules and restrictions regarding the origination of mortgages; and
- permit the Federal Reserve to prescribe regulations regarding interchange transaction fees, and limit them to an amount reasonable and proportional to the cost incurred by the issuer for the transaction in question.

Many of these and other provisions in the Dodd-Frank Act remain subject to regulatory rule-making and implementation, the effects of which are not yet known. Although we cannot predict the specific impact and long-term effects that the Dodd-Frank Act and the regulations promulgated thereunder will have on us and our prospects, our target markets and the financial industry more generally, we believe that the Dodd-Frank Act and the regulations promulgated thereunder are likely to impose additional administrative and regulatory burdens that will obligate us to incur additional expenses and will adversely affect our margins and profitability. We will also have a heightened risk of noncompliance with the additional regulations. Finally, the impact of some of these new regulations is not known at this time and may affect our ability to compete long-term with larger competitors.

The expiration of unlimited FDIC insurance on certain noninterest-bearing transaction accounts may increase our interest expense and reduce our liquidity.

On December 31, 2012, unlimited FDIC insurance on certain noninterest-bearing transaction accounts under the Transaction Account Guarantee program expired. Under this program, prior to its expiration, all funds in a noninterest-bearing transaction account were insured in full by the FDIC from December 31, 2010, through December 31, 2012. This temporary unlimited coverage was in addition to, and separate from, the coverage of at least $250,000 available to depositors under the FDIC's general deposit insurance rules.

The reduction in FDIC insurance on these noninterest-bearing transaction accounts to the standard $250,000 maximum may cause depositors to move funds previously held in such noninterest-bearing accounts to interest-bearing accounts, which could increase our costs of funds and negatively impact our results of operations, or may cause depositors to withdraw their deposits and invest funds in investments perceived as being more secure, such as securities issued by the United States Treasury. This could reduce our liquidity, or require us to pay higher interest rates to retain deposits and maintain our liquidity and could adversely affect our earnings.

The Federal Reserve's repeal of the prohibition against payment of interest on demand deposits (Regulation Q) may increase competition for such deposits and ultimately increase interest expense.

A major portion of our net income comes from our interest rate spread, which is the difference between the interest rates paid by us on amounts used to fund assets and the interest rates and fees we receive on our interest-earning assets. Our interest-earning assets include outstanding loans extended to our customers and securities held in our investment portfolio. We fund assets using deposits and other borrowings. Our strategy is to manage the mix of our deposits rather than compete on rate. As a result, approximately 28% of our deposits were non-interest bearing as of December 31, 2012.

On July 14, 2011, the Federal Reserve issued final rules to repeal Regulation Q, which had prohibited the payment of interest on demand deposits by institutions that are member banks of the Federal Reserve System. The final rules implement Section 627 of the Dodd-Frank Act, which repealed Section 19(i) of the Federal Reserve Act in its entirety effective July 21, 2011. As a result, banks and thrifts are now permitted to offer interest-bearing demand deposit accounts to commercial customers, which were previously forbidden under Regulation Q. The repeal of Regulation Q may cause increased competition from other financial institutions for these deposits. If we decide to pay interest on demand accounts, we would expect our interest expense to increase. Although Regulation Q has been effective for over one year, the impact may not have been realized yet because of the current zero interest rate policy environment.

We may be required to pay significantly higher FDIC deposit insurance premiums and assessments in the future which would increase our operating costs.

Insured depository institution failures since 2008 have significantly increased the loss provisions of the FDIC, resulting in a decline in the designated reserve ratio of the Deposit Insurance Fund to historical lows. The FDIC recently increased the designated reserve ratio from 1.25 to 2.00. In addition, the deposit insurance limit on FDIC deposit insurance coverage generally has increased to $250,000, which may result in even larger losses to the Deposit Insurance Fund. These developments have caused an increase to our assessments, and the FDIC may be required to make additional increases to the assessment rates and levy additional special assessments on us. Higher assessments increase our non-interest expense.

Since 2009, our assessment rates, which also include our assessment for participating in the FDIC's Transaction Account Guarantee Program, have increased significantly. Additionally, on May 22, 2009, the FDIC announced a final rule imposing a special 5 basis point emergency assessment as of June 30, 2009, payable September 30, 2009, based on assets minus Tier I Capital at June 30, 2009, but the amount of the assessment was capped at 10.00 basis points of domestic deposits. Finally, on November 12, 2009, the FDIC adopted a new rule requiring insured institutions to prepay on December 30, 2009, estimated quarterly risk-based assessments for the fourth quarter of 2009 and for all of 2010, 2011, and 2012. We prepaid an assessment of $11.5 million, which incorporated a uniform 3.00 basis point increase, effective January 1, 2011.

These higher FDIC assessment rates and special assessments have had and will continue to have an adverse impact on our results of operations. Our FDIC insurance related cost was $3.3 million for the year ended December 31, 2012 compared to $0.8 million for the year ended December 31, 2008. We are unable to predict the impact in future periods, including whether and when additional special assessments will occur.

The Dodd-Frank Act also amended the Federal Deposit Insurance Act changing the base against which an insured depository institution's deposit insurance assessment is calculated. These amendments require the appropriate assessment base to be calculated as the institution's average consolidated total assets minus average tangible equity, rather than the institution's deposits. The FDIC's implementing regulation for these amendments became effective for the quarter beginning April 1, 2011 and was reflected in invoices for assessments due September 30, 2011. These developments have caused, and may cause in the future, an increase to our assessments, and the FDIC may be required to make additional increases to the assessment rates and levy additional special assessments on us.

Higher insurance premiums and assessments increase our costs and may limit our ability to pursue certain business opportunities. We also may be required to pay even higher FDIC premiums than the recently increased level if there is an increase in the number of financial institution bank failures again.

We are subject to extensive regulation that could restrict our activities and impose financial requirements or limitations on the conduct of our business.

The Bank is subject to extensive regulation, supervision and examination by the Florida Office of Financial Regulation, the Federal Reserve, and the FDIC. Our compliance with these industry regulations is costly and restricts certain of our activities, including payment of dividends, mergers and acquisitions, investments, loans and interest rates charged, interest rates paid on deposits, access to capital and brokered deposits and locations of banking offices. In addition, please see "Item 1. Business – About Us – Regulatory Matter" for a discussion regarding the Federal Reserve Resolutions. If we are unable to meet these regulatory requirements, our financial condition, liquidity and results of operations would be materially and adversely affected.

The Bank must also meet regulatory capital requirements imposed by our regulators. An inability to meet these capital requirements would result in numerous mandatory supervisory actions and additional regulatory restrictions, and could have a negative impact on our financial condition, liquidity and results of operations.

In addition to the regulations of the Florida Office of Financial Regulation, the Federal Reserve, and the FDIC, as a member of the Federal Home Loan Bank, the Bank must also comply with applicable regulations of the Federal Housing Finance Agency and the Federal Home Loan Bank.

The Bank's activities are also regulated under consumer protection laws applicable to our lending, deposit and other activities. In addition, the Dodd-Frank Act imposes significant additional regulation on our operations. Regulation by all of these agencies is intended primarily for the protection of our depositors and the Deposit Insurance Fund and not for the benefit of our shareowners. Our failure to comply with these laws and regulations, even if the failure follows good faith effort or reflects a difference in interpretation, could subject us to restrictions on our business activities, fines and other penalties, any of which could adversely affect our results of operations, capital base and the price of our securities. Further, any new laws, rules and regulations could make compliance more difficult or expensive or otherwise adversely affect our business and financial condition. Please refer to the Section entitled "Business – Regulatory Considerations" in this Report.

We may be subject to more stringent capital and liquidity requirements which would adversely affect our net income and future growth.

The Dodd-Frank Act applies the same leverage and risk-based capital requirements that apply to insured depository institutions to most bank holding companies, which, among other things, will change the way in which hybrid securities, such as trust preferred securities, are treated for purposes of determining a bank holding company's regulatory capital. On June 14, 2011, the federal banking agencies published a final rule regarding minimum leverage and risk-based capital requirements for banks and bank holding companies consistent with the requirements of Section 171 of the Dodd-Frank Act. For a more detailed description of the minimum capital requirements see "Regulatory Considerations – The Bank – Capital Regulations". The Dodd-Frank Act also increased regulatory oversight, supervision and examination of banks, bank holding companies and their respective subsidiaries by the appropriate regulatory agency. These requirements, and any other new regulations, could adversely affect our ability to pay dividends, or could require us to reduce business levels or to raise capital, including in ways that may adversely affect our results of operations or financial condition.

In addition, on September 12, 2010, the Group of Governors and Heads of Supervision, the oversight body of the Basel Committee on Banking Supervision, announced agreement on the calibration and phase-in arrangements for a strengthened set of capital requirements, known as Basel III. On December 20, 2011, the Federal Reserve announced its intention to implement substantially all of the Basel III rules which would generally be applicable to institutions with greater than $50 billion in assets. Banking regulators could implement additional changes to the capital adequacy standards applicable to us and the Bank in the future.

As described in further detail above in the section captioned "Regulatory Considerations –Proposed Changes to Regulatory Capital Requirements," the federal banking regulators issued proposed rules that would create new and increased capital requirements for depository institutions in the U.S. If these rules are adopted, we would be required to maintain higher regulatory capital levels which could impact our operations, net income and our ability to grow. Furthermore, our failure to comply with the minimum capital requirements could result in our regulators taking formal or informal actions against us which could restrict our future growth or operations.

Florida financial institutions, such as the Bank, face a higher risk of noncompliance and enforcement actions with the Bank Secrecy Act and other anti-money laundering statutes and regulations.

Since September 11, 2001, banking regulators have intensified their focus on anti-money laundering and Bank Secrecy Act compliance requirements, particularly the anti-money laundering provisions of the USA PATRIOT Act. There is also increased scrutiny of compliance with the rules enforced by the Office of Foreign Assets Control ("OFAC"). Since 2004, federal banking regulators and examiners have been extremely aggressive in their supervision and examination of financial institutions located in the State of Florida with respect to the institution's Bank Secrecy Act/Anti-Money Laundering compliance. Consequently, numerous formal enforcement actions have been issued against financial institutions.

In order to comply with regulations, guidelines and examination procedures in this area, the Bank has been required to adopt new policies and procedures and to install new systems. If the Bank's policies, procedures and systems are deemed deficient or the policies, procedures and systems of the financial institutions that it has already acquired or may acquire in the future are deficient, the Bank would be subject to liability, including fines and regulatory actions such as restrictions on its ability to pay dividends and the necessity to obtain regulatory approvals to proceed with certain aspects of its business plan, including its acquisition plans.

Risks Related to Market Events

Our loan portfolio is heavily concentrated in mortgage loans secured by properties in Florida and Georgia which causes our risk of loss to be higher than if we had a more geographically diversified portfolio.

Our interest-earning assets are heavily concentrated in mortgage loans secured by real estate, particularly real estate located in Florida and Georgia. As of December 31, 2012, approximately 80% of our loans had real estate as a primary, secondary, or tertiary component of collateral. The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower; however, the value of the collateral may decline during the time the credit is extended. If we are required to liquidate the collateral securing a loan during a period of reduced real estate values to satisfy the debt, our earnings and capital could be adversely affected.

Additionally, as of December 31, 2012, substantially all of our loans secured by real estate are secured by commercial and residential properties located in Northern Florida and Middle Georgia. The concentration of our loans in this area subjects us to risk that a downturn in the economy or recession in those areas, such as the one from which these areas are currently recovering, could result in a decrease in loan originations and increases in delinquencies and foreclosures, which would more greatly affect us than if our lending were more geographically diversified. In addition, since a large portion of our portfolio is secured by properties located in Florida and Georgia, the occurrence of a natural disaster, such as a hurricane, or a man-made disaster could result in a decline in loan originations, a decline in the value or destruction of mortgaged properties and an increase in the risk of delinquencies, foreclosures or loss on loans originated by us. We may suffer further losses due to the decline in the value of the properties underlying our mortgage loans, which would have an adverse impact on our results of operations and financial condition.

Our concentration in loans secured by real estate may increase our credit losses, which would negatively affect our financial results.

Due to the lack of diversified industry within the markets served by the Bank and the relatively close proximity of our geographic markets, we have both geographic concentrations as well as concentrations in the types of loans funded. Specifically, due to the nature of our markets, a significant portion of the portfolio has historically been secured with real estate. As of December 31, 2012, approximately 40% and 40% of our $1.521 billion loan portfolio was secured by commercial real estate and residential real estate, respectively. As of this same date, approximately 3% was secured by property under construction.

Recent economic and market conditions have adversely affected our clients' ability to repay their loans. If these conditions persist, or get worse, our clients' ability to repay their loans will be further eroded. In the event we are required to foreclose on a property securing one of our mortgage loans or otherwise pursue our remedies in order to protect our investment, we may be unable to recover funds in an amount equal to our projected return on our investment or in an amount sufficient to prevent a loss to us due to prevailing economic conditions, real estate values and other factors associated with the ownership of real property. As a result, the market value of the real estate or other collateral underlying our loans may not, at any given time, be sufficient to satisfy the outstanding principal amount of the loans, and consequently, we would sustain loan losses.

Future economic growth in our Florida market area is likely to be slower compared to previous years.

The State of Florida's population growth has historically exceeded national averages. Consequently, the state has experienced substantial growth in population, new business formation, and public works spending. Due to the moderation of economic growth and migration into our market area and the downturn in the real estate market, management believes that growth in our market area will be restrained in the near term. We have experienced an overall slowdown in the origination of residential mortgage loans recently due to the slowing in residential real estate sales activity in our markets. A decrease in existing and new home sales decreases lending opportunities and negatively affects our income. Additionally, if property values decline further, this could lead to additional valuation adjustments on our loan portfolios.

The fair value of our investments could decline which would cause a reduction in shareowners' equity.

Our investment securities portfolio as of December 31, 2012 has been designated as available-for-sale pursuant to U.S. generally accepted accounting principles relating to accounting for investments. Such principles require that unrealized gains and losses in the estimated value of the available-for-sale portfolio be "marked to market" and reflected as a separate item in shareowners' equity (net of tax) as accumulated other comprehensive income/loss. At December 31, 2012, we maintained all of our investment securities in the available-for-sale classification.

Shareowners' equity will continue to reflect the unrealized gains and losses (net of tax) of these investments. The fair value of our investment portfolio may decline, causing a corresponding decline in shareowners' equity.

Management believes that several factors will affect the fair values of our investment portfolio. These include, but are not limited to, changes in interest rates or expectations of changes, the degree of volatility in the securities markets, inflation rates or expectations of inflation and the slope of the interest rate yield curve (the yield curve refers to the differences between shorter-term and longer-term interest rates; a positively sloped yield curve means shorter-term rates are lower than longer-term rates). These and other factors may impact specific categories of the portfolio differently, and we cannot predict the effect these factors may have on any specific category.

Risks Related to an Investment in Our Common Stock

We may be unable to pay dividends in the future.

On December 14, 2011, we announced the suspension of our quarterly dividend on our common stock. We believe that, given our inability to fully earn our historical dividend since 2008, it was, and continues to be, prudent to preserve our capital at least until the economic conditions in Florida and Georgia improve. In addition, in consultation with the Federal Reserve, we have agreed to defer the payment of interest on the Company's trust preferred securities and to maintain the suspension of our quarterly dividend on our common stock until asset quality and the level of credit risk exposure improve. See "Item 1. Business – About Us – Regulatory Matter." Due to our contractual obligations with the holders of the trust preferred securities, we may not make dividend payments to our shareowners in the future until all accrued and unpaid interest owed to trust preferred securities holders is paid. Therefore, we cannot pay dividends to our shareowners until we (i) obtain approval from our regulators to pay interest on our trust preferred securities, (ii) pay all accrued and unpaid interest owed to holders of our trust preferred securities, and (iii) obtain approval from our regulators to pay dividends to our shareowners. We remain committed to resuming dividend payments to our shareowners and interest on our trust preferred securities as soon as conditions warrant, and subject to approval from our regulators, which approval may not be granted until such time as CCB's asset quality and the level of credit risk exposure further improve.

Further, under applicable statutes and regulations, the Bank's board of directors, after charging off bad debts, depreciation and other worthless assets, if any, and making provisions for reasonably anticipated future losses on loans and other assets, may quarterly, semi-annually, or annually declare and pay dividends to CCBG of up to the aggregate net income of that period combined with the Bank's retained net income for the preceding two years and, with the approval of the Florida Office of Financial Regulation and Federal Reserve, declare a dividend from retained net income which accrued prior to the preceding two years. Under the aforementioned guidelines and restrictions, the Bank cannot declare or pay dividends to CCBG without the required approvals.

Limited trading activity for shares of our common stock may contribute to price volatility.

While our common stock is listed and traded on the Nasdaq Global Select Market, there has been limited trading activity in our common stock. The average daily trading volume of our common stock over the 12-month period ending December 31, 2012 was approximately 26,622 shares. Due to the limited trading activity of our common stock, relativity small trades may have a significant impact on the price of our common stock.

Securities analysts may not initiate coverage or continue to cover our common stock, and this may have a negative impact on its market price.

The trading market for our common stock will depend in part on the research and reports that securities analysts publish about our business and our Company. We do not have any control over securities analysts and they may not initiate coverage or continue to cover our common stock. If securities analysts do not cover our common stock, the lack of research coverage may adversely affect its market price. If we are covered by securities analysts, and our common stock is the subject of an unfavorable report, our stock price would likely decline. If one or more of these analysts ceases to cover our Company or fails to publish regular reports on us, we could lose visibility in the financial markets, which may cause our stock price or trading volume to decline.

Our directors, executive officers, and principal shareowners, if acting together, have substantial control over all matters requiring shareowner approval, including changes of control. Because Mr. William G. Smith, Jr. is a principal shareowner and our Chairman, President, and Chief Executive Officer and Chairman of the Bank, he has substantial control over all matters on a day to day basis.

Our directors, executive officers, and principal shareowners beneficially owned approximately 40% of the outstanding shares of our common stock as of December 31, 2012. Our principal shareowners include Robert H. Smith who beneficially owns 20.2% of our shares and who is the brother of William G. Smith, Jr., our Chairman, President, and Chief Executive Officer. William G. Smith, Jr. beneficially owns 21.8% of our shares. In addition, 2S Partnership beneficially owns 6.1% of our shares, however, its shares are also deemed to be beneficially owned by Messrs. Smith and Smith. Together, Messrs. Smith and Smith beneficially own approximately 36% of our shares.

Accordingly, these directors, executive officers, and principal shareowners, if acting together, may be able to influence or control matters requiring approval by our shareowners, including the election of directors and the approval of mergers, acquisitions or other extraordinary transactions. In addition, because William G. Smith, Jr. is the Chairman, President, and Chief Executive Officer of CCBG and Chairman of the Bank, he has substantial control over all matters on a day to day basis, including the nomination and election of directors.

These directors, executive officers, and principal shareowners may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. The concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our shareowners of an opportunity to receive a premium for their common stock as part of a sale of our Company and might ultimately affect the market price of our common stock. You may also have difficulty changing management, the composition of the Board of Directors, or the general direction of our Company.

Our Articles of Incorporation, Bylaws, and certain laws and regulations may prevent or delay transactions you might favor, including a sale or merger of CCBG.

CCBG is registered with the Federal Reserve as a bank holding company under the Bank Holding Company Act ("BHCA"). As a result, we are subject to supervisory regulation and examination by the Federal Reserve. The Gramm-Leach-Bliley Act, the BHCA, and other federal laws subject bank holding companies to particular restrictions on the types of activities in which they may engage, and to a range of supervisory requirements and activities, including regulatory enforcement actions for violations of laws and regulations.

Provisions of our Articles of Incorporation, Bylaws, certain laws and regulations and various other factors may make it more difficult and expensive for companies or persons to acquire control of us without the consent of our Board of Directors. It is possible, however, that you would want a takeover attempt to succeed because, for example, a potential buyer could offer a premium over the then prevailing price of our common stock.

For example, our Articles of Incorporation permit our Board of Directors to issue preferred stock without shareowner action. The ability to issue preferred stock could discourage a company from attempting to obtain control of us by means of a tender offer, merger, proxy contest or otherwise. Additionally, our Articles of Incorporation and Bylaws divide our Board of Directors into three classes, as nearly equal in size as possible, with staggered three-year terms. One class is elected each year. The classification of our Board of Directors could make it more difficult for a company to acquire control of us. We are also subject to certain provisions of the Florida Business Corporation Act and our Articles of Incorporation that relate to business combinations with interested shareowners. Other provisions in our Articles of Incorporation or Bylaws that may discourage takeover attempts or make them more difficult include:

- Supermajority voting requirements to remove a director from office;
- Provisions regarding the timing and content of shareowner proposals and nominations;
- Supermajority voting requirements to amend Articles of Incorporation unless approval is received by a majority of "disinterested directors";
- Absence of cumulative voting; and
- Inability for shareowners to take action by written consent.

Shares of our common stock are not an insured deposit and may lose value.

The shares of our common stock are not a bank deposit and will not be insured or guaranteed by the FDIC or any other government agency. Your investment will be subject to investment risk, and you must be capable of affording the loss of your entire investment.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

We are headquartered in Tallahassee, Florida. Our executive office is in the Capital City Bank building located on the corner of Tennessee and Monroe Streets in downtown Tallahassee. The building is owned by the Bank, but is located on land leased under a long-term agreement.

As of February 28, 2013, the Bank had 66 full service banking locations. Of the 66 locations, the Bank leases the land, buildings, or both at 6 locations and owns the land and buildings at the remaining 60.

Item 3. Legal Proceedings

We are party to lawsuits and claims arising out of the normal course of business. In management's opinion, there are no known pending claims or litigation, the outcome of which would, individually or in the aggregate, have a material effect on our consolidated results of operations, financial position, or cash flows.

Item 4. Mine Safety Disclosures.

Not applicable.

PART II

Item 5. Market for the Registrant's Common Equity, Related Shareowner Matters, and Issuer Purchases of Equity Securities

Common Stock Market Prices and Dividends

Our common stock trades on the Nasdaq Global Select Market under the symbol "CCBG."

The following table presents the range of high and low closing sales prices reported on the NASDAQ Global Select Market and cash dividends declared for each quarter during the past two years. We had a total of 1,691 shareowners of record as of March 1, 2013.

	2012				2011			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Common stock price:								
High	$ 11.91	$ 10.96	$ 8.73	$ 9.91	$ 11.11	$ 11.18	$ 13.12	$ 13.80
Low	9.04	7.00	6.35	7.32	9.43	9.81	9.94	11.87
Close	11.37	10.64	7.37	7.45	9.55	10.38	10.26	12.68
Cash dividends per share	0.00	0.00	0.00	0.00	0.00	0.10	0.10	0.10

Florida law and Federal regulations limit the amount of dividends that the Bank can pay annually to us. Pursuant to the Federal Reserve Resolutions, without prior approval, CCBG is prohibited from paying dividends to shareowners and CCB is prohibited from paying dividends to CCBG. In December 2011, we suspended dividend payments to our shareowners.

See Item 1. Business-About Us-Regulatory Matter. In addition, see further dividend restrictions in the subsection entitled "Capital; Dividends; Sources of Strength" and "Dividends" in the Business section on page 18 and the section entitled "Liquidity and Capital Resources – Dividends" -- in Management's Discussion and Analysis of Financial Condition and Operating Results on page 63 and Note 14 in the Notes to Consolidated Financial Statements.

Performance Graph

This performance graph compares the cumulative total shareholder return on our common stock with the cumulative total shareholder return of the Nasdaq Composite Index and the SNL Financial LC $1B-$5B Bank Index for the past five years. The graph assumes that $100 was invested on December 31, 2007 in our common stock and each of the above indices, and that all dividends were reinvested. The shareholder return shown below represents past performance and should not be considered indicative of future performance.



Total Return Performance
Capital City Bank Group, Inc.
NASDAQ Composite
SNL Bank $1B-$5B
Index Value
140
120
100
80
60
40
20
12/31/07
12/31/08
12/31/09
12/31/10
12/31/11
12/31/12

Index	*Period Ending*					
	12/31/07	12/31/08	12/31/09	12/31/10	12/31/11	12/31/12
Capital City Bank Group, Inc.	$ 100.00	$ 99.35	$ 53.57	$ 50.64	$ 39.45	$ 46.97
Nasdaq Composite	100.00	60.02	87.24	103.08	102.26	120.42
SNL $1B-$5B Bank Index	100.00	82.94	59.45	67.39	61.46	75.78

Item 6. Selected Financial Data

(Dollars in Thousands, Except Per Share Data)	2012	2011	2010	2009	2008
Interest Income	$ 89,680	$ 99,459	$ 110,495	$ 122,776	$ 142,866
Net Interest Income	84,312	91,922	97,533	105,934	108,866
Provision for Loan Losses	16,166	18,996	23,824	40,017	32,496
Noninterest Income	55,185	58,848	56,825	57,391	67,040
Noninterest Expense	124,559	126,248	133,916	132,115	121,472
Net Income (Loss)	108	4,897	(413)	(3,471)	15,225
Per Common Share:					
Basic Net Income (Loss)	$ 0.01	$ 0.29	$ (0.02)	$ (0.20)	$ 0.89
Diluted Net Income (Loss)	0.01	0.29	(0.02)	(0.20)	0.89
Cash Dividends Declared	0.00	0.30	0.49	0.76	0.74
Diluted Book Value	14.31	14.68	15.15	15.72	16.27
Performance Ratios:					
Return on Average Assets	0.00%	0.19%	(0.02)%	(0.14)%	0.59%
Return on Average Equity	0.04	1.86	(0.16)	(1.26)	5.06
Net Interest Margin (FTE)	3.81	4.18	4.32	4.96	4.96
Noninterest Income as % of Operating Revenues	39.66	39.13	36.81	35.14	38.11
Efficiency Ratio	88.72	83.24	85.95	79.78	68.10
Asset Quality:					
Allowance for Loan Losses	$ 29,167	$ 31,035	$ 35,436	$ 43,999	$ 37,004
Allowance for Loan Losses to Loans	1.93%	1.91%	2.01%	2.30%	1.89%
Nonperforming Assets	117,648	137,623	123,637	122,408	106,098
Nonperforming Assets to Assets	4.47	5.21	4.72	4.52	4.26
Nonperforming Assets to Loans + OREO	7.47	8.14	6.81	6.27	5.39
Allowance to Nonperforming Loans	45.42	41.37	53.94	51.00	38.20
Net Charge-Offs to Average Loans	1.16	1.39	1.77	1.66	0.71
Capital Ratios:					
Tier I Capital	14.35%	13.96%	13.24%	12.76%	13.34%
Total Capital	15.72	15.32	14.59	14.11	14.69
Tangible Capital	6.35	6.51	6.82	6.84	7.76
Leverage	9.90	10.26	10.10	10.39	11.51
Equity to Assets	9.37	9.54	9.88	9.89	11.20
Dividend Pay-Out	NM	103.45	NM	NM	83.71
Averages for the Year:					
Loans, Net	$ 1,556,565	$ 1,686,995	$ 1,829,193	$ 1,961,990	$ 1,918,417
Earning Assets	2,229,621	2,221,317	2,294,282	2,184,232	2,240,649
Total Assets	2,590,173	2,583,197	2,644,731	2,516,815	2,567,905
Deposits	2,105,672	2,081,583	2,192,323	1,992,429	2,066,065
Shareowners' Equity	252,960	263,048	264,679	275,545	300,890
Year-End Balances:					
Loans, Net	$ 1,521,302	$ 1,628,683	$ 1,758,671	$ 1,915,940	$ 1,957,797
Earning Assets	2,261,781	2,266,193	2,269,185	2,369,029	2,156,172
Total Assets	2,633,984	2,641,312	2,622,053	2,708,324	2,488,699
Deposits	2,144,996	2,172,519	2,103,976	2,258,234	1,992,174
Shareowners' Equity	246,889	251,492	259,019	267,899	278,830
Other Data:					
Basic Average Shares Outstanding	17,204,559	17,139,558	17,075,867	17,043,964	17,141,454
Diluted Average Shares Outstanding	17,219,765	17,140,390	17,076,724	17,044,711	17,146,914
Shareowners of Record(1)	1,691	1,701	1,768	1,778	1,756
Banking Locations(1)	66	70	70	70	68
Full-Time Equivalent Associates(1)	913	959	975	1,006	1,042

(1) As of record date. The record date is on or about March 1st of the following year.
NM – Not Meaningful

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's discussion and analysis ("MD&A") provides supplemental information, which sets forth the major factors that have affected our financial condition and results of operations and should be read in conjunction with the Consolidated Financial Statements and related notes included in the Annual Report on Form 10-K. The MD&A is divided into subsections entitled "Business Overview," "Executive Overview," "Results of Operations," "Financial Condition," "Liquidity and Capital Resources," "Off-Balance Sheet Arrangements," "Fourth Quarter, 2012 Financial Results," and "Accounting Policies." The following information should provide a better understanding of the major factors and trends that affect our earnings performance and financial condition, and how our performance during 2012 compares with prior years. Throughout this section, Capital City Bank Group, Inc., and its subsidiary, collectively, are referred to as "CCBG," "Company," "we," "us," or "our."

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K, including this MD&A section, contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among others, statements about our beliefs, plans, objectives, goals, expectations, estimates and intentions that are subject to significant risks and uncertainties and are subject to change based on various factors, many of which are beyond our control. The words "may," "could," "should," "would," "believe," "anticipate," "estimate," "expect," "intend," "plan," "target," "goal," and similar expressions are intended to identify forward-looking statements.

All forward-looking statements, by their nature, are subject to risks and uncertainties. Our actual future results may differ materially from those set forth in our forward-looking statements. Please see the Introductory Note and *Item 1A Risk Factors* of this Annual Report for a discussion of factors that could cause our actual results to differ materially from those in the forward-looking statements.

However, other factors besides those listed in *Item 1A Risk Factors* or discussed in this Annual Report also could adversely affect our results, and you should not consider any such list of factors to be a complete set of all potential risks or uncertainties. Any forward-looking statements made by us or on our behalf speak only as of the date they are made. We do not undertake to update any forward-looking statement, except as required by applicable law.

BUSINESS OVERVIEW

Our Business

We are a bank holding company headquartered in Tallahassee, Florida, and we are the parent of our wholly-owned subsidiary, Capital City Bank (the "Bank" or "CCB"). The Bank offers a broad array of products and services through a total of 66 full-service offices located in Florida, Georgia, and Alabama. The Bank offers commercial and retail banking services, as well as trust and asset management, retail securities brokerage and data processing services.

Our profitability, like most financial institutions, is dependent to a large extent upon net interest income, which is the difference between the interest received on earning assets, such as loans and securities, and the interest paid on interest-bearing liabilities, principally deposits and borrowings. Results of operations are also affected by the provision for loan losses, operating expenses such as salaries and employee benefits, occupancy and other operating expenses including income taxes, and noninterest income such as service charges on deposit accounts, asset management and trust fees, retail securities brokerage fees, mortgage banking fees, bank card fees, and data processing fees.

Much of our lending operations, approximately 78%, are within the State of Florida, which was particularly hard hit by the economic downturn that began in 2007. Furthermore, approximately 80% of our loan portfolio has real estate as the primary collateral, approximately 40% of which is secured by residential real estate. Evidence of the economic downturn in Florida is particularly reflected in higher unemployment, lower housing values, increased bankruptcy filings, reduction in median incomes, and overall wealth reduction due to continued depressed markets. Furthermore, a protracted low interest rate environment has reduced asset yields. The aforementioned conditions have adversely affected our financial performance and financial institutions statewide reflective of lower net interest income and higher levels of problem assets and credit-related costs. While declining economic and market conditions have stabilized and improvement was seen in 2011 and 2012, the pace of recovery has been slow with relatively soft economic growth expected in the near term.

Strategic Review

Our philosophy is to build long-term client relationships based on quality service, high ethical standards, and safe and sound banking practices. We maintain a locally oriented, community-based focus, which is augmented by experienced, centralized support in select specialized areas. Our local market orientation is reflected in our network of banking office locations, experienced community executives with a dedicated President for each market, and community boards which support our focus on responding to local banking needs. We strive to offer a broad array of sophisticated products and to provide quality service by empowering associates to make decisions in their local markets.

We have sought to build a franchise in small-to medium-sized, less competitive markets, located on the outskirts of the larger metropolitan markets where we are positioned as a market leader. Many of our markets are on the outskirts of these larger markets in close proximity to major interstate thoroughfares such as Interstates I-10 and I-75. Our three largest markets are Tallahassee (Leon-Florida), Gainesville (Alachua-Florida), and Macon (Bibb-Georgia). In 13 of 20 markets in Florida and 3 of 5 markets in Georgia, we rank within the top 4 banks in terms of market share. Furthermore, in the counties in which we operate, we maintain an average 8.82% market share in the Florida counties and 6.26% in the Georgia counties, suggesting that there is significant opportunity to grow market share within these geographic areas. The larger employers in many of our markets are state and local governments, healthcare providers, educational institutions, and small businesses. While we realize that the markets in our footprint do not provide for a level of potential growth that the larger metropolitan markets may provide, our markets do provide good growth dynamics and have historically grown in excess of the national average. We strive to provide value added services to our clients by being their banker, not just a bank. This element of our strategy distinguishes Capital City Bank from our competitors.

While our growth is below historical norms, our long-term vision remains to profitably expand our franchise through a combination of organic growth in existing markets and acquisitions. We have long understood that our core deposit funding base is a predominant driver of our profitability and overall franchise value, and have focused extensively on this component of our organic growth efforts in recent years. While we have not been an active acquirer of banks since 2005, this component of our strategy is still in place. Since 2005, unreasonable pricing expectations, economic conditions and the regulatory environment have driven an enhanced focus on organic growth.

As conditions improve, potential acquisition growth will continue to be focused on Florida, Georgia, and Alabama with a particular focus on financial institutions located on the outskirts of larger, metropolitan areas. Five markets have been identified, four in Florida and one in Georgia, in which management will proactively pursue expansion opportunities. These markets include Alachua, Marion, Hernando/Pasco counties in Florida, the western panhandle of Florida, and Bibb and surrounding counties in central Georgia. Our focus on some of these markets may change as we continue to evaluate our strategy and the impact the current economic cycle is having on any individual market. We will also continue to evaluate de novo expansion opportunities in attractive new markets in the event that acquisition opportunities are not feasible. Other expansion opportunities that will be evaluated include asset management and mortgage banking. Embedded in our acquisition strategy is our desire to partner with institutions that are culturally similar, have experienced management and possess either established market presence or have potential for improved profitability through growth, economies of scale, or expanded services. Generally, these target institutions will range in asset size from $100 million to $400 million. We believe our ability to expand, however, has been limited in the short-term due to our current level of credit risk exposure and the Federal Reserve Resolutions (See Item 1. Business-About Us-Regulatory Matter).

EXECUTIVE OVERVIEW

2012 overall was another challenging year for our Company as the economic recovery in Florida has progressed at a slow rate as evidenced by continued sluggish loan demand and a still elevated level of nonperforming assets. Earnings performance was unfavorably impacted by further reduction in loan portfolio balances, but lower credit-related costs helped to partially offset the impact of lower net interest income resulting in a profitable year for the Company.

Earnings performance for the first half of 2012 was impacted by higher credit-related costs, most significantly, our loan loss provision which was elevated due to an increase in impaired loans. For the second half of 2012, we realized many favorable trends in our credit metrics driven by slower problem loan inflow and lower loss content in our problem loans resulting in a lower level of loan loss provision. We also continued to realize progress in disposing of properties classified as other real estate owned ("OREO"). Progress in reducing our operating costs also contributed to earnings for the second half of 2012.

During 2012, we continued to focus on core earnings drivers to better position us for the future. Strategic initiatives to enhance noninterest income and reduce operating costs contributed to earnings in 2012 and will continue to do so in 2013. Core deposit balances grew in 2012 affording us the ability to rely on less costly funding and deepen our banking relationships through cross-sell of other bank products, both of which favorably impacted our earnings.

Our regulatory capital ratios improved year over year and remain well above the regulatory-defined levels required to be considered "well capitalized". We continued to carry a high level of liquidity in 2012 as a result of loan portfolio run-off and deposit growth. Suspension of our common stock dividend continued in 2012 as we believe that a capital preservation strategy in the near term is in the best interest of our shareowners as we continue to work through the protracted economic recovery in Florida.

In 2013, we will continue to allocate significant resources to nonperforming asset resolution and improving credit quality and believe our slow and steady approach is in the best long-term interest of our shareowners. We expect 2013 to be another year of recovery, yet at a faster pace, as we continue to reduce our inventory of nonperforming assets. Improvement in the efficiency and effectiveness of our product delivery channels and resource realignment in niche business lines was an area of focus in 2012 and will likely impact revenues favorably in 2013.

Key components of our 2012 financial performance are summarized below:

Results of Operations

- For 2012, taxable equivalent net interest income decreased $7.9 million, or 8.5%, to $84.9 million driven by a decline in loan income attributable to lower portfolio balances and unfavorable asset repricing, which was partially offset by reductions in interest expense. Our net interest margin of 3.81% in 2012 was 37 basis points lower than the 4.18% recorded in 2011, reflecting an unfavorable shift in the mix of our earning assets due lower loan balances and continued downward pressure on yields reflective of the extended low rate environment. We continue to manage our deposit mix to partially mitigate the unfavorable impact of weak loan demand and repricing.

- We recorded a loan loss provision of $16.2 million for 2012 compared to $19.0 million in 2011 reflecting a slower problem loan migration, lower loan loss experience, and improved credit metrics. OREO costs continue to be a significant driver of our performance and totaled $11.5 million in 2012 versus $12.7 million in 2011, reflecting a decrease in the level of valuation write-downs.

- For 2012, noninterest income totaled $55.2 million, a $3.6 million decrease from 2011 driven by a reduction in other income, primarily attributable to a $3.2 million gain from the sale of our Visa stock recognized during 2011 and to a lesser extent a reduction in gains from the sale of other real estate properties. Lower data processing fees and wealth management fees also contributed to the year over year decrease, but were partially offset by higher deposit fees, mortgage banking fees, and bank card fees.

- Noninterest expense totaled $124.6 million in 2012, a $1.7 million, or 1.3%, decrease from 2011 attributable to a reduction in other expense, primarily lower OREO costs, partially offset by higher compensation expense. The increase in compensation expense was attributable to an increase in associate benefit expense reflective of an higher expense for our pension plans, but was partially offset by a reduction in salary expense attributable to a reduction in headcount.

Financial Condition

- Average earning assets for 2012 were approximately $2.230 billion, an increase of $8.3 million, or 0.4%, over 2011 reflecting a $155.3 million increase in short term investments partially offset by a $16.6 million decline in average investment securities and $130.4 million decrease in average loans. The unfavorable shift in our mix of earning assets reflects slow recovery of loan demand in our markets and reduction in loan balances due to the migration of loans to OREO status as well as loan charge-offs.

- We continue to maintain a strong liquidity position as evidenced by average funds sold of approximately $384.0 million for the year.

- Average deposit balances increased by $24.1 million, or 1.2%, in 2012, driven by growth in core deposit categories, primarily noninterest bearing demand deposit accounts ("DDA"), NOW, and savings account balances, partially offset by a decline in higher cost certificate of deposit balances. Maintenance of a strong core deposit funding base has enabled us to manage the mix of our deposits to partially mitigate the impact of the extended low interest rate environment on our earning asset yields.

- At year-end 2012, our nonperforming assets totaled $117.7 million, a decrease of $19.9 million from year-end 2011. Nonaccrual loans totaled $64.2 million at year-end 2012, a $10.8 million decrease from year-end 2011, attributable to loan resolutions which outpaced gross additions. Nonaccrual additions slowed significantly year over year, by approximately $45 million. The balance of OREO totaled $53.4 million at year-end 2012, a decrease of $9.2 million from year-end 2011. We continued to experience progress during 2012 in our efforts to dispose of OREO selling properties totaling $28.2 million compared to $27.8 million in 2011.

- Our allowance for loan losses at year-end 2012 was $29.2 million (1.93% of loans) and provided coverage of 45% of nonperforming loans compared to $31.0 million (1.91% of loans) and 41% of nonperforming loans at year-end 2011. Net charge-offs for 2012 totaled $18.0 million, or 1.16% of total loans compared to $23.4 million, or 1.39%, in 2011 reflective of lower charge-offs for construction loans and residential real estate loans, primarily vacant land. Over the last five years, we have recorded a cumulative loan loss provision totaling $131.5 million, or 6.9% of beginning loans and have recognized cumulative net charge-offs of $120.0 million, or 6.3% of beginning loans.

- Shareowners' equity declined by $5.0 million from $251.9 million at December 31, 2011 to $246.9 million at December 31, 2012 primarily due to an increase in the pension component of our other comprehensive income. We continue to maintain a strong capital base as evidenced by a risk based capital ratio of 15.72% and a tangible common equity ratio of 6.35% at year-end 2012 compared to 15.32% and 6.51%, respectively, at year-end 2011. In late 2011, we suspended dividend payments to preserve our capital given lower earnings performance and the slower economic recovery in our markets.

RESULTS OF OPERATIONS

For 2012, we realized net income of $0.1 million, or $0.01 per diluted share compared to net income of $4.9 million, or $0.29 per diluted share, in 2011, and a net loss of $0.4 million, or $0.02 per diluted share in 2010.

The decline in earnings was attributable to lower operating revenues of $11.3 million partially offset by a decrease in our loan loss provision of $2.8 million, a decrease in noninterest expense of $1.7 million and a reduction in income taxes of $2.0 million. 2011 performance reflects the sale of our Visa Class B shares of stock ("Visa stock"), which resulted in a $2.6 million net gain ($3.2 million pre-tax included in noninterest income and a swap liability of $0.6 million included in noninterest expense).

The improvement in earnings for 2011 as compared to 2010 reflected a decrease in our loan loss provision of $4.8 million, a $2.0 million increase in noninterest income, and lower noninterest expense of $7.7 million, partially offset by a reduction in net interest income of $5.6 million and higher income taxes of $3.6 million. The aforementioned gain from the sale of our Visa stock also contributed to 2011 earnings.

A condensed earnings summary for the last three years is presented in Table 1 below:

Table 1
CONDENSED SUMMARY OF EARNINGS

(Dollars in Thousands, Except Per Share Data)		2012		2011		2010
Interest Income	$	89,680	$	99,459	$	110,495
Taxable Equivalent Adjustments		616		925		1,447
Total Interest Income (FTE)		90,296		100,384		111,942
Interest Expense		5,368		7,537		12,962
Net Interest Income (FTE)		84,928		92,847		98,980
Provision for Loan Losses		16,166		18,996		23,824
Taxable Equivalent Adjustments		616		925		1,447
Net Interest Income After Provision for Loan Losses		68,146		72,926		73,709
Noninterest Income		55,185		58,848		56,825
Noninterest Expense		124,559		126,248		133,916
(Loss) Income Before Income Taxes		(1,228)		5,526		(3,382)
Income Tax (Benefit) Expense		(1,336)		629		(2,969)
Net Income (Loss)	$	108	$	4,897	$	(413)
Basic Net Income (Loss) Per Share	$	0.01	$	0.29	$	(0.02)
Diluted Net Income (Loss) Per Share	$	0.01	$	0.29	$	(0.02)

Net Interest Income

Net interest income represents our single largest source of earnings and is equal to interest income and fees generated by earning assets, less interest expense paid on interest bearing liabilities. We provide an analysis of our net interest income, including average yields and rates in Tables 2 and 3. We provide this information on a "taxable equivalent" basis to reflect the tax-exempt status of income earned on certain loans and investments, the majority of which are state and local government debt obligations.

In 2012, our taxable equivalent net interest income decreased $7.9 million, or 8.5%. This follows a decrease of $6.1 million, or 6.2%, in 2011, and a decrease of $9.3 million, or 8.5%, in 2010. The decrease in our taxable equivalent net interest income in all years was primarily driven by declines in loan income attributable to lower portfolio balances and unfavorable asset repricing, which was partially offset by reductions in interest expense. The lower interest expense is primarily attributable to declines in certificates of deposit balances and reflects favorable repricing in all interest bearing deposit categories.

For the year 2012, taxable equivalent interest income declined $10.1 million, or 10.0%, from 2011 $11.6 million, or 10.3% in 2011 from 2010, and $13.1 million, or 10.5%, in 2010 from 2009. The decrease for all periods is specifically attributable to both the shift in earning asset mix and lower yields. The declining loan portfolio has resulted in the higher yielding earning assets being replaced with lower yielding federal funds or investment securities. Additionally, lower yields on new loan and investment production and loan portfolio repricing continue to adversely affect net interest income.

These factors produced a 47 basis point decline in the yield on earning assets, which decreased from 4.52% in 2011 to 4.05% for 2012. This compares to a 36 basis point decline in 2011 over 2010.

Interest expense decreased $2.2 million, or 28.8%, from 2011, and $5.4 million, or 41.9%, in 2011 over 2010. The lower cost of funds when compared to both periods was a result of continued rate reductions on all deposit products except savings accounts. The rate reductions on deposits reflect our response to a historically low interest rate environment and desire to continue our focus on core banking relationships. The average rate paid on interest bearing liabilities decreased 12 and 25 basis points compared to 2011 and 2010, respectively, reflecting the factors mentioned above.

Our interest rate spread (defined as the taxable equivalent yield on average earning assets less the average rate paid on interest bearing liabilities) decreased 35 basis points in 2012 compared to 2011 and declined 12 basis points in 2011 compared to 2010. The decrease in both years was primarily attributable to the adverse impact of lower rates and a change in the mix of earning assets, which more than offset the repricing of our deposit base.

The decline in the loan portfolio, coupled with the low rate environment continues to put downward pressure on our net interest income. The loan portfolio yield has been declining because the average rate on new loans is lower than the loans being paid off and the existing adjustable rate loans reprice lower. Lowering our cost of funds, to the extent we can, and continuing to shift the mix of our deposits will help to partially mitigate the unfavorable impact of weak loan demand and repricing, although any further impact is expected to be minimal.

Our net interest margin (defined as taxable equivalent interest income less interest expense divided by average earning assets) of 3.81% in 2012 was 37 basis points lower than the 4.18% recorded in 2011 and 14 basis points lower than the 4.32% reported in 2010. In 2012, compared to 2011, the yield on earning assets declined 47 basis points and was partially offset by a decline in the cost of funds of 10 basis points.

The continued asset repricing and an unfavorable shift in our earning asset mix resulted in a net interest margin of 3.78% for the fourth quarter of 2012, which represents a decline of 39 basis points over the fourth quarter of 2011. The decline in earning assets primarily attributable to the loan portfolio, coupled with the low rate environment continues to put pressure on our net interest income. Lowering our costs of funds, to the extent we can, and continuing to shift the mix of our deposits will help to partially mitigate the unfavorable impact of weak loan demand and repricing.

As experienced in 2011 and again throughout 2012, historically low interest rates (essentially setting a floor on deposit repricing), foregone interest, unfavorable asset repricing without the flexibility to significantly adjust deposit rates and core deposit growth (which has strengthened our liquidity position, but contributed to an unfavorable shift in our earning asset mix), have all placed pressure on our net interest margin. Our current strategy, as well as historically, is to not accept greater interest rate risk by reaching further out the curve for yield, particularly given the fact that short term rates are at historical lows. We continue to maintain short duration portfolios on both sides of the balance sheet and believe we are well positioned to respond to changing market conditions. Over time, this strategy has produced fairly consistent outcomes and a net interest margin that is significantly above peer comparisons. Given the unfavorable asset repricing and low rate environment, we anticipate continued pressure on the margin throughout 2013.

Table 2
AVERAGE BALANCES AND INTEREST RATES

(Taxable Equivalent Basis - Dollars in Thousands)	2012 Average Balance	2012 Interest	2012 Average Rate	2011 Average Balance	2011 Interest	2011 Average Rate	2010 Average Balance	2010 Interest	2010 Average Rate
ASSETS									
Loans, Net of Unearned Income(1)(2)	$1,556,565	$85,780	5.51%	$1,686,995	$ 95,520	5.66%	$1,829,193	$106,342	5.81%
Taxable Investment Securities	223,429	2,912	1.27	243,059	3,320	1.38	126,078	2,681	2.12
Tax-Exempt Investment Securities(2)	65,560	658	1.00	62,497	996	1.59	90,352	2,332	2.58
Funds Sold	384,067	946	0.25	228,766	548	0.24	248,659	587	0.23
Total Earning Assets	2,229,621	90,296	4.05%	2,221,317	100,384	4.52%	2,294,282	111,942	4.88%
Cash & Due From Banks	48,924			48,823			51,883		
Allowance for Loan Losses	(30,959)			(32,066)			(40,717)		
Other Assets	342,587			345,123			339,283		
TOTAL ASSETS	$2,590,173			$2,583,197			$2,644,731		
LIABILITIES									
NOW Accounts	$ 771,617	$ 634	0.08%	$ 748,774	$ 890	0.12%	$ 863,719	$ 1,406	0.16%
Money Market Accounts	280,165	255	0.09	282,271	437	0.15	320,786	1,299	0.41
Savings Accounts	175,712	87	0.05	151,801	73	0.05	131,945	65	0.05
Other Time Deposits	267,263	1,132	0.42	330,750	2,547	0.77	413,428	5,875	1.42
Total Interest Bearing Deposits	1,494,757	2,108	0.14%	1,513,596	3,947	0.26%	1,729,878	8,645	0.50%
Short-Term Borrowings	52,178	196	0.38	68,061	305	0.45	27,864	159	0.57
Subordinated Notes Payable	62,887	1,477	2.31	62,887	1,380	2.16	62,887	2,008	3.15
Other Long-Term Borrowings	41,513	1,587	3.82	47,841	1,905	3.98	51,767	2,150	4.15
Total Interest Bearing Liabilities	1,651,335	5,368	0.33%	1,692,385	7,537	0.45%	1,872,396	12,962	0.69%
Noninterest Bearing Deposits	610,915			567,987			462,445		
Other Liabilities	74,963			59,777			45,211		
TOTAL LIABILITIES	2,337,213			2,320,149			2,380,052		
SHAREOWNERS' EQUITY									
TOTAL SHAREOWNERS' EQUITY	252,960			263,048			264,679		
TOTAL LIABILITIES & EQUITY	$2,590,173			$2,583,197			$2,644,731		
Interest Rate Spread			3.72%			4.07%			4.19%
Net Interest Income		$84,928			$ 92,847			$ 98,980	
Net Interest Margin(3)			3.81%			4.18%			4.32%

(1) Average balances include nonaccrual loans. Interest income includes loan fees of $1.6 million, $1.5 million, and $1.5 million in 2012, 2011, and 2010, respectively.

(2) Interest income includes the effects of taxable equivalent adjustments using a 35% tax rate.

(3) Taxable equivalent net interest income divided by average earning assets.

Table 3
RATE/VOLUME ANALYSIS[1]

(Taxable Equivalent Basis - Dollars in Thousands)	2012 vs. 2011 Increase (Decrease) Due to Change In				2011 vs. 2010 Increase (Decrease) Due to Change In		
	Total	**Calendar**	**Volume**	**Rate**	**Total**	**Volume**	**Rate**
Earnings Assets:							
Loans, Net of Unearned Interest[2]	$ (9,740)	262	(7,610)	(2,392)	$ (10,822)	$ (8,181)	$ (2,641)
Investment Securities:							
Taxable	(408)	9	(181)	(236)	640	1,908	(1,268)
Tax-Exempt[2]	(338)	3	49	(390)	(1,337)	(719)	(618)
Funds Sold	398	1	535	(138)	(39)	(46)	7
Total	(10,088)	275	(7,207)	(3,156)	(11,558)	(7,038)	(4,520)
Interest Bearing Liabilities:							
NOW Accounts	(256)	3	109	(368)	(515)	(187)	(328)
Money Market Accounts	(182)	1	(3)	(180)	(862)	(156)	(706)
Savings Accounts	14	—	12	2	8	10	(2)
Time Deposits	(1,415)	7	(487)	(935)	(3,329)	(1,176)	(2,153)
Short-Term Borrowings	(109)	1	(112)	2	145	135	10
Subordinated Notes Payable	97	4	0	93	(628)	—	(628)
Long-Term Borrowings	(318)	5	(251)	(72)	(244)	(163)	(81)
Total	(2,169)	21	(732)	(1,458)	(5,425)	(1,537)	(3,888)
Changes in Net Interest Income	$ (7,919)	254	(6,475)	(1,698)	$ (6,133)	$ (5,501)	$ (632)

(1) *This table shows the change in taxable equivalent net interest income for comparative periods based on either changes in average volume or changes in average rates for earning assets and interest bearing liabilities. Changes which are not solely due to volume changes or solely due to rate changes have been attributed to rate changes.*

(2) *Interest income includes the effects of taxable equivalent adjustments using a 35% tax rate to adjust interest on tax-exempt loans and securities to a taxable equivalent basis.*

Provision for Loan Losses

The provision for loan losses was $16.2 million in 2012 compared to $19.0 million in 2011 and $23.8 million in 2010. Slower problem loan migration, lower loan loss experience, and improved credit metrics resulted in a lower level of loan loss provision for 2012. We discuss these trends in further detail below under Risk Element Assets and Allowance for Loan Losses.

The decline in the loan loss provision for 2011 compared to 2010 was primarily due to lower specific reserves required for newly identified impaired loans. Early in the credit cycle during 2008 and 2009, we experienced a higher volume of impaired loan additions related to higher risk borrowing activities, primarily construction and land development. We discuss this trend in further detail below under Risk Element Assets and Allowance for Loan Losses.

Noninterest Income

Noninterest income totaled $55.2 million in 2012, $58.8 million in 2011, and $56.8 million in 2010. For 2012, the $3.6 million decrease from 2011 was driven by a reduction in other income of $4.6 million. The decline in other income was due to a $3.2 million gain from the sale of our Visa stock recognized during 2011 and to a lesser extent a reduction in gains from the sale of OREO properties. Lower data processing fees of $0.5 million and wealth management fees of $0.4 million also contributed to the year over year decrease. The unfavorable variances were partially offset by higher deposit fees of $0.3 million, mortgage banking fees of $0.9 million and bank card fees of $0.6 million.

For 2011, the $2.0 million increase over 2010 was driven by a $2.2 million increase in other income. The increase in other income reflects the aforementioned $3.2 million gain from the sale of our Visa stock during 2011 that was partially offset by lower merchant fees of $1.1 million. Higher retail brokerage fees of $0.4 million and bank card fees of $0.9 million also contributed to the year over year increase, but were partially offset by lower deposit fees of $1.0 million.

Noninterest income as a percent of total operating revenues (net interest income plus noninterest income) was 39.6% in 2012, 39.0% in 2011, and 36.8% in 2010. The variance in this metric for 2012 and 2011 reflects the impact of the 2011 gain from the sale of our Visa stock. This metric was also impacted by a lower level of net interest income in all respective years.

The table below reflects the major components of noninterest income.

(Dollars in Thousands)	2012	2011	2010
Noninterest Income:			
Service Charges on Deposit Accounts	$ 25,792	$ 25,451	$ 26,500
Data Processing Fees	2,713	3,230	3,610
Asset Management Fees(1)	4,155	4,364	4,235
Retail Brokerage Fees(1)	3,026	3,251	2,820
Securities Transactions	—	—	8
Mortgage Banking Fees	3,600	2,675	2,948
Interchange Fees(2)	6,451	5,622	5,077
ATM/Debit Card Fees(2)	4,332	4,519	4,123
Other	5,116	9,736	7,504
Total Noninterest Income	$ 55,185	$ 58,848	$ 56,825

(1) *Together "Wealth Management Fees"*
(2) *Together "Bank Card Fees"*

Various significant components of noninterest income are discussed in more detail below.

Service Charges on Deposit Accounts. For 2012, deposit service charge fees totaled $25.8 million, compared to $25.5 million in 2011 and $26.5 million in 2010. The $0.3 million, or 1.3%, increase over 2011 was driven by a lower level of charged off checking accounts and improved fee collection experience. The $1.0 million, or 4.0%, decline in 2011 compared to 2010 was attributable to a lower level of overdraft fees, partially offset by a lower level of charged off checking accounts and refunded service charges. For all respective years we have realized a lower level of overdraft fees due to reduced activity that reflects a higher level of consumer awareness that has both impacted consumer and business spending habits, as well as new overdraft rules under Regulation E that became effective in mid 2010.

Data Processing Fees. For 2012, data processing fees totaled $2.7 million, compared to $3.2 million in 2011 and $3.6 million in 2010. The decreases in both 2012 and 2011 were due to a reduction in the number of banks that we provide processing services to as two of our user banks were acquired and discontinued service in mid 2011. We currently maintain processing arrangements with five banks and five government agencies. One of the government agency clients represents approximately 46% of our total data processing fees. We have performed item processing for this agency for approximately 30 years – the processing contract has historically been subject to renewal every three years and was last renewed in 2012 for a one year extension.

Asset Management Fees. For 2012, asset management fees totaled $4.2 million, compared to $4.4 million in 2011 and $4.2 million in 2010. At year-end 2012, assets under management totaled $614.3 million, reflecting a decrease of $46.3 million, or 7.0% from 2011. At year-end 2011, assets under management totaled $660.6 million, reflecting a decrease of $84.3 million, or 11.3% from 2010. The decline in fees for 2012 was driven by lower asset values for managed accounts as well as a decline in estate management fees. The higher level of fees for 2011 was due to revision of our fee schedule for all account types. Fees charged on our asset management accounts are based on a percentage of asset value.

Retail Brokerage Fees. Fees from the sale of retail investment and insurance products totaled $3.0 million in 2012 compared to $3.2 million in 2011 and $2.8 million for 2010. The decrease for 2012 is attributable to lower account activity by our clients. The increase in 2011 reflects higher trade activity by existing clients as well as a higher level of new account relationships.

Mortgage Banking Fees. Mortgage banking fees totaled $3.6 million in 2012 compared to $2.7 million in 2011 and $3.0 million in 2010. The $0.9 million, or 34.6%, increase for 2012 is attributable to increased home purchase activity in our markets and an increase in refinancing activity due to the lower rate environment. The $0.3 million, or 9.3%, decrease in 2011 was due to a decline in loan production driven by lower home purchase activity in our Tallahassee market due to lingering concerns about job and benefit reductions due to the state budget deficit. Market conditions, housing activity, the level of interest rates and the percent of our fixed rate production have significant impacts on our mortgage banking fees.

Bank Card Fees. Bank card fees (including interchange fees and ATM/debit card fees) totaled $10.8 million in 2012 compared to $10.1 million in 2011 and $9.2 million in 2010. The increase for both comparable periods reflects higher card utilization as well as an increase in the number of active cards due to an increase in transaction accounts. Additionally, an ATM fee increase contributed to the higher revenues in 2011.

Other. Other noninterest income totaled $5.1 million in 2012 compared to $9.7 million and $7.5 million, respectively, for 2011 and 2010. The variances for both 2012 and 2011 reflect the impact of a $3.2 million gain from the sale of our Visa stock in 2011. A lower level of gains from the sale of other real estate properties contributed to the decrease in 2012. The increase in 2011 reflects the sale of our Visa stock, partially offset by a reduction in merchant fees, which is attributable to the sale of our merchant services portfolio and an expected reduction in this revenue source as we discontinued servicing our last remaining client in mid-2010.

Noninterest Expense

Noninterest expense totaled $124.6 million in 2012 compared to $126.2 million in 2011 and $133.9 million in 2010. For 2012, the $1.7 million, or 1.3%, decrease was primarily attributable to a decline in other expense of $2.1 million and occupancy expense of $0.2 million, partially offset by higher compensation expense of $0.6 million. The reduction in other expense reflects lower OREO expense of $1.2 million, advertising expense of $0.7 million, FDIC insurance fees of $0.4 million, intangible amortization of $0.2 million, and miscellaneous expense of $0.7 million, partially offset by higher professional fees of $1.1 million. Occupancy expense decreased due to lower expense for premises of $0.5 million, partially offset by a reduction in furniture, fixtures, and equipment ("FF&E") expense of $0.3 million. The $0.6 million increase in compensation expense was attributable to higher expense for associate benefits of $2.1 million (primarily higher pension expense), partially offset by a reduction in salary expense of $1.5 million.

For 2011, the $7.7 million, or 5.7%, decline from 2010 reflects lower other expense of $7.8 million and occupancy expense of $0.8 million, partially offset by higher compensation expense of $0.9 million. The decline in other expense was driven by lower expense for FDIC insurance fees of $1.9 million, intangible amortization of $2.0 million, and OREO properties of $2.2 million. Occupancy expense declined due to lower expense for premises of $0.4 million and FF&E of $0.4 million. The increase in compensation expense reflects higher associate benefit expense of $0.6 million and salary expense of $0.3 million.

Our operating efficiency ratio (expressed as noninterest expense as a percent of taxable equivalent net interest income plus noninterest income) was 88.72%, 83.24% and 85.95% in 2012, 2011 and 2010, respectively. Reduction in net interest income, higher OREO expense, and an increase in FDIC insurance fees are the primary reasons for the elevated efficiency ratio for all of the aforementioned periods. The improvement in this metric for 2011 was primarily due to the favorable impact of the $3.2 million pre-tax gain from the sale of our Visa stock.

We expect to continue to realize an elevated level of costs related to the management and resolution of nonperforming assets, but at a reduced level compared to prior years. These costs are primarily related to legal fees to support the collection of loans and OREO properties, OREO carrying costs and valuation write-downs. We continue to review and evaluate opportunities to optimize our operations and reduce operating costs as well as better manage our discretionary expenses.

The table below reflects the major components of noninterest expense.

(Dollars in Thousands)	2012	2011	2010
Noninterest Expense:			
Salaries	$ 48,925	$ 50,417	$ 50,102
Associate Benefits	15,317	13,225	12,653
Total Compensation	64,242	63,642	62,755
Premises	9,074	9,622	10,010
Equipment	8,903	8,558	8,929
Total Occupancy	17,977	18,180	18,939
Legal Fees	4,303	4,106	4,301
Professional Fees	4,882	3,832	4,338
Processing Services	3,967	3,708	3,651
Advertising	1,815	2,471	2,905
Travel and Entertainment	839	898	958
Printing and Supplies	1,154	1,321	1,455
Telephone	1,896	1,895	2,059
Postage	1,595	1,780	1,650
Insurance – Other	4,104	4,474	6,324
Intangible Amortization	431	675	2,682
Other Real Estate Owned	11,506	12,677	14,922
Miscellaneous	5,848	6,589	6,977
Total Other	42,340	44,426	52,222
Total Noninterest Expense	$ 124,559	$ 126,248	$ 133,916

Various significant components of noninterest expense are discussed in more detail below.

Compensation. Compensation expense totaled $64.2 million in 2012, $63.6 million in 2011, and $62.8 million in 2010. The $0.6 million, or 0.9%, increase in 2012 was due to higher associate benefit expense of $2.1 million partially offset by lower salary expense of $1.5 million. The increase in associate benefit expense reflects higher expense for our defined benefit pension plan of $1.6 million primarily driven by the lower discount rate used for computing plan cost. Higher stock compensation expense of $0.4 million also contributed to the increase. The reduction in salary expense was driven by a reduction in base salary expense of $1.1 million attributable to further reduction in associate headcount as well as a $0.7 million decline in performance pay, partially offset by lower realized loan cost of $0.2 million. Realized loan cost, which reflects the deferral and amortization of loan costs, is accounted for as a credit offset to salary expense. A lower number of loans originated during 2012 compared to the prior year reduced the amount of this credit offset.

For 2011, the $0.9 million, or 1.4%, increase was due to higher associate salary expense of $0.3 million and higher associate benefit expense of $0.6 million. The increase in associate salaries reflects higher performance pay of $1.1 million and lower realized loan cost of $0.3 million, partially offset by lower base salary expense of $1.1 million. The increase in performance pay reflects an increased pay-out level for both associate and company incentive plans compared to the prior year. The decrease in base salary expense reflects a reduction in associate headcount attributable to attrition. The increase in associate benefit expense for 2011 was due to higher expense for our defined benefit pension plan primarily driven by the lower discount rate used for computing plan cost.

Occupancy. Occupancy expense (including premises and equipment) totaled $18.0 million for 2012, $18.2 million for 2011, and $18.9 million for 2010. For 2012, lower premises expense of $0.5 million was partially offset by higher FF&E expense of $0.3 million. A reduction in building maintenance/repair costs as well as utility costs drove the decrease in premises expense reflecting our efforts to re-negotiate vendor contracts and proactively manage our energy costs. The increase in FF&E expense was attributable to higher network system costs. Occupancy expense for 2011 compared to 2010 was favorably impacted by lower FF&E depreciation of $0.4 million, retail office leases of $0.5 million, and utility expense of $0.1 million, partially offset by higher expense for premises depreciation of $0.1 million and software licenses of $0.1 million. The reduction in FF&E depreciation expense primarily reflects full depreciation of larger technology components of both our mainframe and network systems. Utility expense declined due to energy management initiatives implemented during 2011 as well as lower utility rates in our Tallahassee market. The unfavorable variance in software license expense was primarily due to the upgrade of our financial reporting system during 2011.

Other. Other noninterest expense totaled $42.3 million in 2012, $44.4 million in 2011, and $52.2 million in 2010. The $2.1 million, or 4.7%, decrease in 2012 was attributable to lower expense for OREO properties of $1.2 million, advertising expense of $0.7 million, FDIC insurance fees of $0.4 million, intangible amortization of $0.2 million, and miscellaneous expense of $0.7 million, partially offset by higher professional fees of $1.1 million. A lower level of valuation adjustments drove the decline in expense for OREO properties. The reduction in advertising expense reflects a lower level of brand promotional activities and improved control over public relations costs. FDIC insurance costs declined due to maintenance of a lower assessment base during 2012. The decrease in intangible amortization expense reflects the full amortization of certain core deposit intangibles related to past acquisitions. Lower expense for the Visa swap liability associated with the sale of our Visa shares during 2011 drove the decline in miscellaneous expense. The increase in professional fees was primarily due to higher consulting fees and external audit fees.

For 2011, the $7.8 million, or 14.9%, decline was primarily due to lower expense for OREO properties of $2.2 million, intangible amortization of $2.0 million, and FDIC insurance fees of $1.9 million. Lower expense for professional fees of $0.5 million, advertising of $0.4 million, legal fees of $0.2 million, telephone of $0.2 million, and miscellaneous expense of $0.4 million also contributed to the favorable variance. The lower level of expense for OREO properties reflects a decline in the level of valuation adjustments. Intangible amortization expense declined due to the full amortization of core deposit intangibles related to several past acquisitions. The reduction in FDIC insurance fees reflects a lower rate due to changes to the FDIC premium structure. Professional fees declined due to higher consulting fees paid in 2010 related to the review of our vendor contracts. The reduction in advertising expense primarily reflects efficiencies gained in the promotion of our free checking products. Lower fees paid for problem loan resolution support drove the favorable variance in legal fees. Telephone expense declined primarily due to the renegotiation of certain telecom contracts during 2010. The reduction in miscellaneous expense in 2011 was attributable to a decline in costs related to our merchant processing business that was sold in mid-2010.

Income Taxes

For 2012, we realized an income tax benefit of $1.3 million (effective tax rate of 108.7%) compared to income tax expense of $0.6 million (effective tax rate of 11.4%) for 2011 and an income tax benefit of $3.0 million (effective tax rate of 87.8%) for 2010. The reduction in the tax provision for 2012 was primarily attributable to lower book operating profit while the increase in 2011 was driven by higher book operating profit. The tax provisions for all periods were favorably affected by the resolution of tax contingencies totaling approximately $0.3 million, $1.0 million and $0.4 million, respectively.

FINANCIAL CONDITION

Average assets totaled approximately $2.590 billion for the year 2012, an increase of $7.0 million, or .3%, over 2011. Average earning assets were approximately $2.230 billion, representing an increase of $8.3 million, or 0.4%, over 2011. Year over year, average short-term investments increased $155.3 million, while average investment securities and average loans declined $16.6 million and $130.4 million, respectively. We discuss these variances in more detail below.

Table 2 provides information on average balances and rates, Table 3 provides an analysis of rate and volume variances and Table 4 highlights the changing mix of our earning assets over the last three years.

Loans

In 2012, average loans decreased $130.4 million, or 7.7%, compared to $142.2 million, or 7.8%, in 2011. Loans as a percent of average earning assets declined to 69.8% in 2012, down from the 2011 and 2010 levels of 75.9% and 79.7%, respectively. The loan portfolio experienced continued runoff throughout 2012 driven by declines in all portfolios. The largest declines over the past two years were experienced in the commercial real estate, residential, and auto finance portfolios. Our core loan portfolio continues to be impacted by normal amortization and a higher level of payoffs that have outpaced our new loan production. New loan production continues to be impacted by weak loan demand attributable to the trend toward consumers and businesses deleveraging, the lack of consumer confidence, and a persistently sluggish economy. In addition to lower production and normal amortization and payoffs, the reduction in the portfolio is also attributable to gross charge-offs and the transfer of loans to the other real estate owned category. During 2012, loan resolutions (gross charge-offs plus loans transferred to OREO) accounted for $45.0 million, or 42%, of the net reduction in total loans of $107.4 million (based on "as of" balances). Since the end of 2008, loan resolutions have accounted for $300.3 million, or approximately 69% of the net reduction in the portfolio of $436.5 million.

Efforts to stimulate new loan growth remain ongoing and while we strive to identify opportunities to increase loans outstanding and enhance our loan portfolio's overall contribution to earnings, we will only do so by adhering to sound lending principles applied in a prudent and consistent manner. Thus, we will not relax our underwriting standards in order to achieve designated growth goals and, where appropriate, have adjusted our standards to reflect risks inherent in the current economic environment.

We originate mortgage loans secured by 1-4 family residential properties through our Residential Real Estate line of business, a majority of which are fixed rate loans that are sold into the secondary market to third party purchasers on a best efforts delivery basis with servicing released. A majority of our adjustable rate loan product is retained in our loan portfolio. While the loans sold into the secondary market are without recourse, the purchase agreements require us to make certain representations and warranties regarding the existence and sufficiency of file documentation and the absence of fraud by borrowers or other third parties. If it is determined that a loan was sold in breach of these representations or warranties, we have the obligation to either repurchase the loan for the unpaid balance and related investor fees or make the purchaser whole for the economic benefits of the loan. From January 1, 2008 through December 31, 2012, we originated 4,862 residential real estate loans totaling approximately $768 million that were sold into the secondary market to investors. Of this amount, we have been required to repurchase two loans for the principal amount of approximately $0.3 million. Additionally, since January 1, 2008, we have been required to indemnify one investor in the amount of approximately $35,000.

Table 4
SOURCES OF EARNING ASSET GROWTH

(Average Balances – Dollars In Thousands)	2011 to 2012 Change	Percentage Total Change	Components of Average Earning Assets 2012	2011	2010
Loans:					
Commercial, Financial, and Agricultural	$ (14,030)	(169.0)%	6.0%	6.6%	7.2%
Real Estate – Construction	6,898	83.0	1.8	1.4	2.8
Real Estate – Commercial Mortgage	(43,452)	(523.0)	27.5	29.6	30.3
Real Estate – Residential	(44,715)	(538.0)	16.3	18.3	19.1
Real Estate – Home Equity	(6,938)	(84.0)	10.8	11.1	10.8
Consumer	(28,193)	(340.0)	7.5	8.8	9.5
Total Loans	$ (130,430)	(1,571.0)%	69.9%	75.8%	79.7%
Investment Securities:					
Taxable	$ (19,630)	(236.0)%	10.0%	11.0%	5.5%
Tax-Exempt	3,063	37.0	2.9	2.9	4.0
Total Securities	(16,567)	(199.0)	12.9	13.9	9.5
Funds Sold	155,301	1,870.0	17.2	10.3	10.8
Total Earning Assets	$ 8,304	100.0%	100.0%	100.0%	100.0%

Our average loan-to-deposit ratio decreased to 73.9% in 2012 from 81.0% in 2011. The lower loan-to-deposit ratio reflects both the decline in average loan balances, and growth in average deposits.

The composition of our loan portfolio at December 31st for each of the past five years is shown in Table 5. Table 6 arrays our total loan portfolio as of December 31, 2012, based upon maturities. As a percent of the total portfolio, loans with fixed interest rates represent 32.0% as of December 31, 2012, versus 34.0% at December 31, 2011.

Table 5
LOANS BY CATEGORY

(Dollars in Thousands)	2012	2011	2010	2009	2008
Commercial, Financial and Agricultural	$ 139,850	$ 130,879	$ 157,394	$ 189,061	$ 206,230
Real Estate – Construction[1]	43,740	26,367	43,239	111,249	141,973
Real Estate – Commercial Mortgage	613,625	639,140	671,702	716,791	656,959
Real Estate – Residential[1]	329,947	399,371	430,541	416,469	484,238
Real Estate – Home Equity	236,263	244,263	251,565	246,722	218,500
Consumer	157,877	188,663	204,230	235,648	249,897
Total Loans, Net of Unearned Income	$ 1,521,302	$ 1,628,683	$ 1,758,671	$ 1,915,940	$ 1,957,797

(1) *Includes Loans Held For Sale*

Table 6
LOAN MATURITIES

(Dollars in Thousands)	Maturity Periods			
	One Year or Less	**Over One Through Five Years**	**Over Five Years**	**Total**
Commercial, Financial and Agricultural	$ 66,397	$ 54,296	$ 19,157	$ 139,850
Real Estate – Construction	37,849	2,014	3,877	43,740
Real Estate – Commercial Mortgage	119,926	93,606	400,093	613,625
Real Estate – Residential	44,483	40,117	245,347	329,947
Real Estate – Home Equity	820	18,073	217,370	236,263
Consumer(1)	21,852	105,126	30,899	157,877
Total	$ 291,327	$ 313,232	$ 916,743	$ 1,521,302
Loans with Fixed Rates	$ 116,114	$ 249,849	$ 122,848	$ 488,811
Loans with Floating or Adjustable Rates	175,213	63,383	793,895	1,032,491
Total	$ 291,327	$ 313,232	$ 916,743	$ 1,521,302

(1) Demand loans and overdrafts are reported in the category of one year or less.

Risk Element Assets

Risk element assets consist of nonaccrual loans, OREO, TDRs, past due loans, potential problem loans, and loan concentrations. Table 7 depicts certain categories of our risk element assets as of December 31st for each of the last five years. Activity within our nonperforming asset portfolio is provided below in Table 8.

Nonperforming assets (nonaccrual loans and OREO) totaled $117.7 million at year-end 2012 compared to $137.6 million at year-end 2011. Nonaccrual loans totaled $64.2 million at year-end 2012, a decrease of $10.8 million from year-end 2011, reflective of loan resolutions (charge-offs and transfer of loans to OREO) and loans restored to an accrual status, which outpaced gross additions. Gross additions slowed significantly year over year, by approximately $45 million. The balance of OREO totaled $53.4 million at year-end 2012, a decrease of $9.2 million from year-end 2011. We continued to experience progress during 2012 in our efforts to dispose of OREO selling properties totaling $28.2 million compared to $27.8 million in 2011. Nonperforming assets represented 4.47% of total assets at December 31, 2012 compared to 5.21% at December 31, 2011.

Significant resources have been allocated to reduce our level of nonperforming assets and mitigate losses and noticeable progress was realized during 2012. Further progress was also achieved in reducing our exposure to higher risk loans secured by vacant land.

Table 7
RISK ELEMENT ASSETS

(Dollars in Thousands)	2012	2011	2010	2009	2008
Nonaccruing Loans:					
Commercial, Financial and Agricultural	1,069	755	1,059	2,729	1,579
Real Estate – Construction	4,071	334	1,907	20,797	21,611
Real Estate – Commercial Mortgage	41,045	42,820	26,874	29,042	29,749
Real Estate – Residential	13,429	25,671	30,189	26,599	38,182
Real Estate – Home Equity	4,034	4,283	4,803	5,280	3,846
Consumer	574	1,160	868	1,827	1,909
Total Nonperforming Loans ("NPLs")(1)	$ 64,222	$ 75,023	$ 65,700	$ 86,274	$ 96,876
Other Real Estate Owned	53,426	62,600	57,937	36,134	9,222
Total Nonperforming Assets ("NPAs")	$ 117,648	$ 137,623	$ 123,637	$ 122,408	$ 106,098
Past Due Loans 30 – 89 Days	$ 9,934	$ 19,425	$ 24,193	$ 36,501	$ 37,343
Past Due Loans 90 Days or More (accruing)	—	224	159	—	88
Performing Troubled Debt Restructurings	$ 47,474	$ 37,675	$ 21,649	$ 21,644	$ 1,744
Nonperforming Loans/Loans	4.22%	4.61%	3.74%	4.50%	4.95%
Nonperforming Assets/Total Assets	4.47	5.21	4.72	4.52	4.26
Nonperforming Assets/Loans Plus OREO	7.47	8.14	6.81	6.27	5.39
Allowance/Nonperforming Loans	45.42%	41.37%	53.94%	51.00%	38.20%

(1) *Nonaccrual TDRs totaling $9.9 million and $13.0 million are included in nonaccrual/NPL totals for December 31, 2012 and December 31, 2011, respectively.*

Table 8
NONPERFORMING ASSET ACTIVITY

(Dollars in Thousands)	2012	2011
NPA Beginning Balance:	$ 137,623	$ 123,637
Change in Nonaccrual Loans:		
Beginning Balance	75,023	65,700
Additions	61,070	106,353
Charge-Offs	(19,716)	(24,263)
Transferred to OREO	(19,765)	(35,721)
Paid Off/Payments	(15,826)	(11,523)
Restored to Accrual	(16,564)	(25,523)
Ending Balance	64,222	75,023
Change in OREO:		
Beginning Balance	62,600	57,937
Additions	22,777	37,438
Valuation Write-downs	(3,336)	(4,666)
Sales	(28,183)	(27,816)
Other	(432)	(293)
Ending Balance	53,426	62,600
NPA Net Change	(19,975)	13,986
NPA Ending Balance	$ 117,648	$ 137,623

Nonaccrual Loans. Nonaccrual loans totaled $64.2 million at year-end 2012, a decrease of $10.8 million from year-end 2011. Gross additions to nonaccrual status slowed significantly during 2012 totaling $61.1 million compared to $106.4 million in 2011. A majority of the year over year decrease in nonaccrual loans was realized in the residential real estate category.

Generally, loans are placed on nonaccrual status if principal or interest payments become 90 days past due and/or management deems the collectability of the principal and/or interest to be doubtful. Once a loan is placed in nonaccrual status, all previously accrued and uncollected interest is reversed against interest income. Interest income on nonaccrual loans is recognized when the ultimate collectability is no longer considered doubtful. Loans are returned to accrual status when the principal and interest amounts contractually due are brought current or when future payments are reasonably assured. If interest on our loans classified as nonaccrual during 2012 had been recognized on a fully accruing basis, we would have recorded an additional $5.6 million of interest income for the year ended December 31, 2012.

Nonaccrual loans secured by vacant land loans totaled of $11.9 million at year-end 2012 compared to $7.9 million at the end of 2011, $18.7 million at the end of 2010, $38.0 million at the end of 2009, and $51.3 million at year-end 2008. Of the $11.9 million in these loans at year-end 2012, approximately 60% were in the residential real estate loan category.

Other Real Estate Owned. OREO represents property acquired as the result of borrower defaults on loans or by receiving a deed in lieu of foreclosure. OREO is recorded at the lower of cost or estimated fair value, less estimated selling costs, at the time of foreclosure. Write-downs occurring at foreclosure are charged against the allowance for possible loan losses. On an ongoing basis, properties are either revalued internally or by a third party appraiser as required by applicable regulations. Subsequent declines in value are reflected as other noninterest expense. Carrying costs related to maintaining the OREO properties are expensed as incurred and are also reflected as other noninterest expense.

OREO totaled $53.4 million at December 31, 2012 versus $62.6 million at December 31, 2011. During 2012, we added properties totaling $22.8 million and partially or completely liquidated properties totaling $28.7 million. Revaluation adjustments for other real estate owned properties during 2012 totaled $3.3 million and were charged to noninterest expense when realized. For 2011, we added properties totaling $37.4 million and partially or completely liquidated properties totaling $28.1 million. Revaluation adjustments for other real estate owned properties during 2011 totaled $4.7 million and were charged to noninterest expense when realized.

The composition of our OREO portfolio as of December 31 is provided in the table below.

(Dollars in Thousands)	2012	2011
Lots/Land	$ 37,063	$ 38,866
Residential 1-4	6,484	10,403
Commercial Building	8,200	11,143
Other	1,679	2,188
Total OREO	$ 53,426	$ 62,600

Troubled Debt Restructurings. TDRs are loans on which, due to the deterioration in the borrower's financial condition, the original terms have been modified in favor of the borrower. From time to time our lenders will modify a loan as a workout alternative. Most of these instances involve a principal moratorium, extension of the loan term, or interest rate reduction.

Loans classified as TDRs at year-end 2012 totaled $57.4 million compared to $50.7 million at year-end 2011. Accruing TDRs make up approximately $47.5 million, or 83%, of our TDR portfolio at year-end 2012 of which $2.7 million was over 30 days past due. The weighted average rate for the loans within the accruing TDR portfolio is 5.4%. During 2012, we modified 219 loan contracts totaling approximately $27.2 million of which 15 loan contracts totaling $3.6 million have defaulted. The clarified TDR accounting guidance issued in 2011 resulted in an increase in the level of renewed classified loans considered to be TDRs because the renewal interest rate was below market rates for similar credit risk profiles; as we continue to work with our borrowers and take a course of action most advantageous to the Bank in the long-term, we expect TDRs to remain elevated. Modified loans are subject to an underwriting evaluation as well as our policies governing accrual/nonaccrual evaluation consistent with all other loans of the same product type.

The composition of our TDR portfolio as of December 31 is provided in the table below.

	2012		2011	
(Dollars in Thousands)	**Accruing**	**Nonaccruing**[1]	**Accruing**	**Nonaccruing**[1]
Commercial, Financial and Agricultural	$ 1,462	$ 508	$ 694	$ —
Real Estate – Construction	161	—	178	—
Real Estate – Commercial	29,870	8,425	20,062	12,029
Real Estate – Residential	13,824	936	15,553	947
Real Estate – Home Equity	1,587	—	1,161	—
Consumer	570	10	27	—
Total TDRs	$ 47,474	$ 9,879	$ 37,675	$ 12,976

(1) *Nonaccruing TDRs are included in nonaccrual/NPL totals and NPA/NPL ratio calculations.*

Activity within our TDR portfolio is provided in the table below.

(Dollars in Thousands)	2012
TDR Beginning Balance:	$ 50,651
Additions	27,186
Charge-Offs	(2,036)
Paid Off/Payments	(5,457)
Defaults	(12,991)
TDR Ending Balance	$ 57,353

Past Due Loans. A loan is defined as a past due loan when one full payment is past due or a contractual maturity is over 30 days past due. Past due loans at year-end 2012 totaled $9.9 million compared to $19.6 million at year-end 2011. The reduction in past due loans reflects a slowdown in problem loan inflow as well as improvement in loan resolution outcomes. Prior to the beginning of the economic downturn, we tightened credit underwriting standards and strengthened our collection risk management practices which have proven beneficial at this stage of the cycle.

Potential Problem Loans. Potential problem loans are defined as those loans which are now current but where management has doubt as to the borrower's ability to comply with present loan repayment terms. At December 31, 2012, we had $9.5 million in loans of this type which are not included in either of the nonaccrual, TDR or 90 day past due loan categories compared to $18.0 million at December 31, 2011. Management monitors these loans closely and reviews their performance on a regular basis.

Loan Concentrations. Loan concentrations are considered to exist when there are amounts loaned to multiple borrowers engaged in similar activities which cause them to be similarly impacted by economic or other conditions and such amount exceeds 10% of total loans. Due to the lack of diversified industry within the markets served by the Bank and the relatively close proximity of the markets, we have both geographic concentrations as well as concentrations in the types of loans funded. Specifically, due to the nature of our markets, a significant portion of the loan portfolio has historically been secured with real estate, approximately 80% at year-end 2012 and year-end 2011. The primary types of real estate collateral are commercial properties and 1-4 family residential properties. At December 31, 2012, commercial real estate and residential real estate mortgage loans (including home equity loans) accounted for 40.3% and 40.1%, respectively, of the total loan portfolio.

The following table summarizes our real estate loan portfolio as segregated by the type of property. Property type concentrations are stated as a percentage of year-end total real estate loans.

	2012		2011	
	Investor Real Estate	Owner Occupied Real Estate	Investor Real Estate	Owner Occupied Real Estate
Vacant Land, Construction, and Land Development	11.1%	—	12.2%	—
Improved Property	23.9%	65.0%	24.5%	63.3%
Total Real Estate Loans	35.0%	65.0%	36.7%	63.3%

A major portion of our real estate loan portfolio is centered in the owner occupied category which carries a lower risk of non-collection than certain segments of the investor category. Beginning in 2008 and continuing through 2012, we have worked to reduce our exposure to the higher risk land/construction category through pro-active work-outs, appropriate charge-offs, or foreclosure. Approximately 68% of the land/construction category was secured by residential real estate at year-end 2012.

Allowance for Loan Losses

Management believes it maintains the allowance for loan losses at a level sufficient to provide for probable credit losses inherent in the loan portfolio as of the balance sheet date. Credit losses arise from the borrowers' inability or unwillingness to repay, and from other risks inherent in the lending process including collateral risk, operations risk, concentration risk, and economic risk. As such, all related risks of lending are considered when assessing the adequacy of the allowance. The allowance for loan losses is established through a provision charged to expense. Loans are charged-off against the allowance when losses are probable and reasonably quantifiable. The allowance for loan losses is based on management's judgment of overall credit quality. This is a significant estimate based on a detailed analysis of the loan portfolio. The balance can and will change based on revisions to our assessment of the loan portfolio's overall credit quality and other risk factors both internal and external to us.

Management evaluates the adequacy of the allowance for loan losses on a quarterly basis. The allowance consists of three components. The first component consists of amounts reserved for impaired loans. A loan is deemed impaired when, based on current information and events, it is probable that the company will not be able to collect all amounts due (principal and interest payments), according to the contractual terms of the loan agreement. Loans are monitored for potential impairment through our ongoing loan review procedures and portfolio analysis. Classified loans and past due loans over a specific dollar amount, and all troubled debt restructurings are individually evaluated for impairment.

The approach for assigning reserves for the impaired loans is determined by the dollar amount of the loan and loan type. Impairment measurement for loans over a specific dollar are assigned on an individual loan basis with the amount reserved dependent on whether repayment of the loan is dependent on the liquidation of collateral or from some other source of repayment. If repayment is dependent on the sale of collateral, the reserve is equivalent to the recorded investment in the loan less the fair value of the collateral after estimated sales expenses. If repayment is not dependent on the sale of collateral, the reserve is equivalent to the recorded investment in the loan less the estimated cash flows discounted using the loan's effective interest rate. The discounted value of the cash flows is based on the anticipated timing of the receipt of cash payments from the borrower. The reserve allocations for individually measured impaired loans are sensitive to the extent market conditions or the actual timing of cash receipts change. Impairment reserves for smaller-balance loans under a specific dollar amount are assigned on a pooled basis utilizing loss factors for impaired loans of a similar nature.

The second component is a general reserve on all loans other than those identified as impaired. General reserves are assigned to various homogenous loan pools, including commercial, commercial real estate, construction, residential 1-4 family, home equity, and consumer. General reserves are assigned based on historical loan loss ratios determined by loan pool and internal risk rating that are adjusted for various internal and external risk factors unique to each loan pool.

The third component is the unallocated portion of the allowance which is monitored on a regular basis and adjusted based on management's determination of estimation risk. Table 9 analyzes the activity in the allowance over the past five years.

For 2012, our net charge-offs totaled $18.0 million, or 1.16%, of average loans, compared to $23.4 million, or 1.39%, for 2011, and $32.4 million, or 1.77%, for 2010. A $6.0 million reduction in construction loan charge-offs drove the year over year decline in net charge-offs in 2012. Over the last five years, we have recorded a cumulative loan loss provision totaling $131.5 million, or 6.9%, of beginning loans and have recognized cumulative net charge-offs of $120.0 million, or 6.3%. Early in the economic cycle we realized an elevated level of loan losses within our real estate loan portfolio, specifically residential construction loans and loans secured by residential vacant land. The level of losses within these portfolios stabilized in 2011 having a favorable impact on our allowance for loan losses. During 2012, we realized further reduction in losses within our residential vacant land portfolio. At year-end 2012, the allowance for loan losses of $29.2 million was 1.93% of outstanding loans (net of overdrafts) and provided coverage of 45% of nonperforming loans compared to 1.91% and 41%, respectively, at year-end 2011, and 2.01% and 54%, respectively, at the end of 2010.

Table 10 provides an allocation of the allowance for loan losses to specific loan types for each of the past five years. The reserve allocations, as calculated using the above methodology, are assigned to specific loan categories corresponding to the type represented within the components discussed.

The reduction in the allowance for loan losses from December 31, 2011 to December 31, 2012 reflects a lower level of general reserves attributable to slower problem loan migration, lower loan loss experience, and improved credit metrics. The reduction in the allowance for loan losses from December 31, 2010 to December 31, 2011 primarily reflects a change in mix for our impaired loan portfolio driven by a reduction in exposure to loans within the residential construction and vacant land categories as well as overall lower loss content in our impaired loan portfolio. It is management's opinion that the allowance at December 31, 2012 is adequate to absorb losses inherent in the loan portfolio at year-end.

Table 9
ANALYSIS OF ALLOWANCE FOR LOAN LOSSES

(Dollars in Thousands)	2012	2011	2010	2009	2008
Balance at Beginning of Year	$ 31,035	$ 35,436	$ 43,999	$ 37,004	$18,066
Reclassification of Reserve for Unfunded Loan Commitments to Other Liabilities	—	—	—	392	—
Charge-Offs:					
Commercial, Financial and Agricultural	822	1,843	2,118	2,590	1,649
Real Estate – Construction	629	114	5,877	8,031	2,581
Real Estate – Commercial	6,031	6,713	8,762	4,417	1,499
Real Estate – Residential	9,719	11,870	12,168	13,491	3,787
Real Estate – Home Equity	2,896	2,727	3,087	1,632	267
Consumer	2,125	2,924	3,502	5,912	6,192
Total Charge-Offs	22,222	26,191	35,514	36,073	15,975
Recoveries:					
Commercial, Financial and Agricultural	290	387	370	567	331
Real Estate – Construction	43	14	8	540	4
Real Estate – Commercial	682	251	261	53	15
Real Estate – Residential	1,291	478	385	525	161
Real Estate – Home Equity	399	214	555	5	1
Consumer	1,483	1,450	1,548	1,753	1,905
Total Recoveries	4,188	2,794	3,127	3,443	2,417
Net Charge-Offs	18,034	23,397	32,387	32,630	13,558
Provision for Loan Losses	16,166	18,996	23,824	40,017	32,496
Balance at End of Year	$ 29,167	$ 31,035	$ 35,436	$ 43,999	$37,004
Ratio of Net Charge-Offs to Average Loans Outstanding	1.16%	1.39%	1.77%	1.66%	0.71%
Allowance for Loan Losses as a Percent of Loans at End of Year	1.93%	1.91%	2.01%	2.30%	1.89%
Allowance for Loan Losses as a Multiple of Net Charge-Offs	1.62x	1.33x	1.09x	1.35x	2.73x

Table 10
ALLOCATION OF ALLOWANCE FOR LOAN LOSSES

(Dollars in Thousands)	2012 Allowance Amount	2012 Percent of Loans in Each Category To Total Loans	2011 Allowance Amount	2011 Percent of Loans in Each Category To Total Loans	2010 Allowance Amount	2010 Percent of Loans in Each Category To Total Loans	2009 Allowance Amount	2009 Percent of Loans in Each Category To Total Loans	2008 Allowance Amount	2008 Percent of Loans in Each Category To Total Loans
Commercial, Financial and Agricultural	$ 1,253	9.2%	$ 1,534	8.0%	$ 1,544	8.9%	$ 2,409	9.9%	$ 2,401	10.5%
Real Estate:										
Construction	2,856	2.9	1,133	1.6	2,060	2.5	12,117	5.8	8,973	7.3
Commercial	11,081	40.3	10,660	39.2	8,645	38.2	8,751	37.4	6,022	33.6
Residential	8,678	21.7	12,518	24.5	17,046	24.5	14,159	21.7	12,489	24.7
Home Equity	2,945	15.5	2,392	15.0	2,522	14.3	2,201	12.9	1,091	11.2
Consumer	1,327	10.4	1,887	11.7	2,612	11.6	3,457	12.3	5,055	12.8
Not Allocated	1,027	—	911	—	1,007	—	905	—	973	—
Total	$ 29,167	100.0%	$ 31,035	100.0%	$ 35,436	100.0%	$ 43,999	100.0%	$ 37,004	100.0%

Investment Securities

In 2012, our average investment portfolio decreased $16.6 million, or 5.4%, from 2011 and increased $89.1 million, or 41.2%, from 2010 to 2011. As a percentage of average earning assets, the investment portfolio represented 13.0% in 2012, compared to 13.8% in 2011. In 2012, the decrease in the average balance of the investment portfolio was a result of maturing securities not being replaced due to a diminishing supply of desired securities. In 2011, as total net loans declined, a portion of this liquidity was utilized for additional investments, resulting in both higher yields compared to overnight funds and a larger percentage of earning assets. In 2013, we will closely monitor liquidity levels and pledging requirements to assess the need to purchase additional investments, as well as look for new investment products that are prudent relative to our risk profile and the Bank's overall investment strategy.

In 2012, average taxable investments decreased $19.6 million, or 8.1%, while tax-exempt investments increased $3.1 million, or 4.9%. The mix changed as high quality taxable securities (primarily US Treasuries) matured and were not replaced due to the yield on desired maturities being very close to the overnight funds rate. Average balances of tax-exempt investments increased, although the supply of these investments within our desired parameters remains limited. Management will continue to purchase municipal issues as they become available and when it considers the yield to be attractive.

The investment portfolio is a significant component of our operations and, as such, it functions as a key element of liquidity and asset/liability management. As of December 31, 2012, all securities are classified as available-for-sale which offers management full flexibility in managing our liquidity and interest rate sensitivity without adversely impacting our regulatory capital levels. It is neither management's intent nor practice to participate in the trading of investment securities for the purpose of recognizing gains and therefore we do not maintain a trading portfolio. Securities in the available-for-sale portfolio are recorded at fair value with unrealized gains and losses associated with these securities recorded net of tax, in the accumulated other comprehensive income (loss) component of shareowners' equity. At December 31, 2012, the investment portfolio maintained a net pre-tax unrealized gain of $0.9 million compared to a net pre-tax unrealized gain of $1.7 million at December 31, 2011. At the end of 2012, 141 of our investment securities had an unrealized loss totaling $0.7 million. These securities consisted primarily of municipal bonds with minimal unrealized losses, but also included mortgage-backed securities, SBA securities, and US Government agencies that are in a loss position because they were acquired when the general level of interest rates for the respective product type was lower than that on December 31, 2012. There are 21 securities that have been in a loss position for more than 12 months whose aggregate loss is not material. These 21 securities consist of 19 municipal bonds one SBA security and one Ginnie Mae mortgage-backed security. The other position is a preferred bank stock issue which had an unrealized loss of $0.6 million. For 2012, we did not realize any additional other than temporary impairment through earnings for this security.

The average maturity of the total portfolio at December 31, 2012 and 2011 was 1.57 and 1.39 years, respectively. US Government agencies with maturities out to three years were added in 2012 which extended the average life of the investment portfolio. See Table 11 for a breakdown of maturities by investment type.

The weighted average taxable equivalent yield of the investment portfolio at December 31, 2012 was 1.13% versus 1.30% in 2011. This lower yield was a result of the proceeds from maturing bonds being invested at lower market rates during 2012. Our bond portfolio contained no investments in obligations, other than U.S. Governments, of any one state, municipality, political subdivision or any other issuer that exceeded 10% of our shareowners' equity at December 31, 2012. New investments continue to be made selectively into high quality bonds.

Table 11 and Note 2 in the Notes to Consolidated Financial Statements present a detailed analysis of our investment securities as to type, maturity and yield at December 31.

Table 11
MATURITY DISTRIBUTION OF INVESTMENT SECURITIES

	2012			2011			2010		
(Dollars in Thousands)	Amortized Cost	Market Value	Weighted(1) Average Yield	Amortized Cost	Market Value	Weighted(1) Average Yield	Amortized Cost	Market Value	Weighted(1) Average Yield
U.S. GOVERNMENT TREASURY									
Due in 1 year or less	$ 59,728	$ 60,010	1.21%	$ 100,306	$100,591	0.66%	$ 9,050	$ 9,091	1.64%
Due over 1 year to 5 years	37,017	37,239	0.70	67,695	68,873	1.32	151,863	153,060	0.96
Due over 5 years to 10 years	—	—	—	—	—	—	—	—	—
Due over 10 years	—	—	—	—	—	—	—	—	—
TOTAL	96,745	97,249	1.01	168,001	169,464	0.94	160,913	162,151	1.00
U.S. GOVERNMENT AGENCY									
Due in 1 year or less	—	—	—	—	—	—	—	—	—
Due over 1 year to 5 years	51,468	51,664	0.71	14,758	14,737	1.22	—	—	—
Due over 5 years to 10 years	—	—	—	—	—	—	—	—	—
Due over 10 years	—	—	—	—	—	—	—	—	—
TOTAL	54,468	51,664	0.71	14,758	14,737	1.22	—	—	—
STATES & POLITICAL SUBDIVISIONS									
Due in 1 year or less	31,830	31,882	0.85	25,390	25,438	1.31	52,987	53,189	1.97
Due over 1 year to 5 years	47,988	47,997	0.90	33,556	33,656	1.01	26,003	26,110	1.54
Due over 5 years to 10 years	—	—	—	—	—	—	—	—	—
Due over 10 years	—	—	—	—	—	—	—	—	—
TOTAL	79,818	79,879	0.88	58,946	59,094	1.12	78,990	79,299	1.84
MORTGAGE-BACKED SECURITIES(2)									
Due in 1 year or less	5,504	5,542	0.35	2,104	2,136	3.60	7,377	7,488	3.85
Due over 1 year to 5 years	49,905	50,562	1.57	48,481	49,073	2.12	31,717	32,034	2.70
Due over 5 years to 10 years	808	878	5.50	1,190	1,288	4.89	17,005	16,695	2.27
Due over 10 years	—	—	—	—	—	—	—	—	—
TOTAL	56,217	56,982	1.53	51,775	52,497	2.34	56,099	56,217	2.72
OTHER SECURITIES									
Due in 1 year or less	—	—	—	—	—	—	—	—	—
Due over 1 year to 5 years	—	—	—	—	—	—	—	—	—
Due over 5 years to 10 years	—	—	—	—	—	—	—	—	—
Due over 10 years(3)	11,811	11,211	3.73	11,957	11,357	2.88	12,664	12,064	2.58
TOTAL	11,811	11,211	3.73	11,957	11.357	2.88	12,664	12,064	2.58
TOTAL INVESTMENT SECURITIES	$ 296,059	$296,985	1.13%	$ 305,437	$307,149	1.30%	$ 308,666	$309,731	1.59%

(1) *Weighted average yields are calculated on the basis of the amortized cost of the security. The weighted average yields on tax-exempt obligations are computed on a taxable equivalent basis using a 35% tax rate.*
(2) *Based on weighted average life.*
(3) *Federal Home Loan Bank Stock and Federal Reserve Bank Stock are included in this category for weighted average yield, but do not have stated maturities.*

AVERAGE MATURITY

(In Years)	2012	2011	2010
U.S. Government Treasury	0.86	1.07	1.77
U.S. Government Agency	2.85	3.13	—
States and Political Subdivisions	1.20	1.24	0.85
Mortgage-Backed Securities	2.16	2.70	3.68
TOTAL	1.57	1.39	1.89

Deposits and Funds Purchased

Average total deposits for the year were $2.106 billion, an increase of $24.1 million, or 1.2%, compared to the same period in 2011 and deposits decreased $110.7 million, or 5.1%, from 2010 to 2011. Increases in noninterest bearing deposits, NOW accounts, and savings accounts were partially offset by declines in certificates of deposit. The decrease occurring from 2010 to 2011 was attributable to declines in NOW accounts, money market accounts and certificates of deposit partially offset by increases in noninterest bearing deposits and savings accounts. Our mix of deposits continues to improve as higher cost certificates of deposit are replaced with lower rate non-maturity deposits and noninterest bearing demand accounts. Prudent pricing discipline will continue to be the key to managing our mix of deposits.

Average total deposits were $2.051 billion for the fourth quarter of 2012, a decline $24.4million, or 1.2%, from the linked quarter. The decrease in deposits resulted from lower public funds, money markets and certificates of deposit, partially offset by growth in noninterest bearing accounts and regular savings.

Table 2 provides an analysis of our average deposits, by category, and average rates paid thereon for each of the last three years. Table 12 reflects the shift in our deposit mix over the last year and Table 13 provides a maturity distribution of time deposits in denominations of $100,000 and over at December 31, 2012.

Average short-term borrowings, which include federal funds purchased, securities sold under agreements to repurchase, Federal Home Loan Bank ("FHLB") advances (maturing in less than one year), and other borrowings, decreased $15.9 million, or 23.3% in 2012. The decline is attributable to decreases in repurchase agreements of $11.5 million, other borrowed funds of $3.2 million, and funds purchased of $1.2 million. The year-over-year decline in repurchase agreements was primarily due to deposits migrating from repurchase agreements to noninterest bearing deposits in 2011 and 2012 due to the unlimited FDIC coverage offered through the Transaction Account Guarantee Program which expired on December 31, 2012. See Note 7 in the Notes to Consolidated Financial Statements for further information on short-term borrowings.

Strategically, we continue to focus on the value of our deposit franchise, which produces a strong base of core deposits with minimal reliance on wholesale funding.

Table 12
SOURCES OF DEPOSIT GROWTH

	2011 to 2012	Percentage of Total	Components of Total Deposits		
(Average Balances - Dollars in Thousands)	Change	Change	2012	2011	2010
Noninterest Bearing Deposits	$ 42,928	178.2%	29.0%	27.3%	21.1%
NOW Accounts	22,843	94.8	36.6	36.0	39.4
Money Market Accounts	(2,106)	(8.7)	13.3	13.6	14.6
Savings	23,911	99.3	8.3	7.3	6.0
Time Deposits	(63,487)	(263.6)	12.8	15.8	18.9
Total Deposits	$ 24,089	100.0%	100.0%	100.0%	100.0%

Table 13
MATURITY DISTRIBUTION OF CERTIFICATES OF DEPOSIT $100,000 OR OVER

	2012	
(Dollars in Thousands)	**Time Certificates of Deposit**	**Percent**
Three months or less	$ 19,853	31.5%
Over three through six months	13,906	22.0
Over six through twelve months	20,900	33.1
Over twelve months	8,465	13.4
Total	$ 63,124	100.0%

Market Risk and Interest Rate Sensitivity

Overview. Market risk arises from changes in interest rates, exchange rates, commodity prices, and equity prices. We have risk management policies to monitor and limit exposure to market risk and do not participate in activities that give rise to significant market risk involving exchange rates, commodity prices, or equity prices. In asset and liability management activities, our policies are designed to minimize structural interest rate risk.

Interest Rate Risk Management. Our net income is largely dependent on net interest income. Net interest income is susceptible to interest rate risk to the degree that interest-bearing liabilities mature or reprice on a different basis than interest-earning assets. When interest-bearing liabilities mature or reprice more quickly than interest-earning assets in a given period, a significant increase in market rates of interest could adversely affect net interest income. Similarly, when interest-earning assets mature or reprice more quickly than interest-bearing liabilities, falling interest rates could result in a decrease in net interest income. Net interest income is also affected by changes in the portion of interest-earning assets that are funded by interest-bearing liabilities rather than by other sources of funds, such as noninterest-bearing deposits and shareowners' equity.

We have established a comprehensive interest rate risk management policy, which is administered by management's Asset Liability Management Committee ("ALCO"). The policy establishes limits of risk, which are quantitative measures of the percentage change in net interest income (a measure of net interest income at risk) and the fair value of equity capital (a measure of economic value of equity ("EVE") at risk) resulting from a hypothetical change in interest rates for maturities from one day to 30 years. We measure the potential adverse impacts that changing interest rates may have on our short-term earnings, long-term value, and liquidity by employing simulation analysis through the use of computer modeling. The simulation model captures optionality factors such as call features and interest rate caps and floors imbedded in investment and loan portfolio contracts. As with any method of gauging interest rate risk, there are certain shortcomings inherent in the interest rate modeling methodology used by us. When interest rates change, actual movements in different categories of interest-earning assets and interest-bearing liabilities, loan prepayments, and withdrawals of time and other deposits, may deviate significantly from assumptions used in the model. Finally, the methodology does not measure or reflect the impact that higher rates may have on adjustable-rate loan clients' ability to service their debts, or the impact of rate changes on demand for loan and deposit products.

We prepare a current base case and four alternative interest rate simulations (Down 100, Up 100, Up 200 and Up 300) basis points, at least once per quarter, and report the analysis to ALCO, our Market Risk Oversight Committee ("MROC") and the Board of Directors. In addition, more frequent forecasts may be produced when interest rates are particularly uncertain or when other business conditions so dictate.

Our interest rate risk management goal is to avoid unacceptable variations in net interest income and capital levels due to fluctuations in market rates. Management attempts to achieve this goal by balancing, within policy limits, the volume of floating-rate liabilities with a similar volume of floating-rate assets, by keeping the average maturity of fixed-rate asset and liability contracts reasonably matched, by managing the mix of our core deposits, and by adjusting our rates to market conditions on a continuing basis.

The balance sheet is subject to testing for interest rate shock possibilities to indicate the inherent interest rate risk. Average interest rates are shocked by plus or minus 100, 200, and 300 basis points ("bp"), although we may elect not to use particular scenarios that we determined are impractical in a current rate environment. It is management's goal to structure the balance sheet so that net interest earnings at risk over a 12-month period and the economic value of equity at risk do not exceed policy guidelines at the various interest rate shock levels.

We augment our interest rate shock analysis with alternative external interest rate scenarios on a quarterly basis. These alternative interest rate scenarios may include non-parallel rate ramps.

Analysis. Measures of net interest income at risk produced by simulation analysis are indicators of an institution's short-term performance in alternative rate environments. These measures are typically based upon a relatively brief period, usually one year. They do not necessarily indicate the long-term prospects or economic value of the institution.

ESTIMATED CHANGES IN NET INTEREST INCOME (1)

Changes in Interest Rates	+300 bp	+200 bp	+100 bp	-100 bp
Policy Limit	+/-10.0%	+/-7.5%	+/-5.0%	+/-5.0%
December 31, 2012	.01%	2.0%	2.2%	-0.9%
December 31, 2011	-3.1%	-0.5%	0.9%	-0.4%

The Net Interest Income at Risk position improved for the month ended December 2012, when compared to the same period in 2011, for all rising rate scenarios. Our largest exposure is when rates rise +300 basis points, with a measure of 0.01%, which remains within our policy limit of -10.0%. The year-over-year favorable variance is primarily attributable to a higher level of overnight funds coupled with a lower level of interest bearing deposits. All measures of net interest income at risk are within our prescribed policy limits.

The measures of equity value at risk indicate our ongoing economic value by considering the effects of changes in interest rates on all of our cash flows, and discounting the cash flows to estimate the present value of assets and liabilities. The difference between these discounted values of the assets and liabilities is the economic value of equity, which in theory, approximates the fair value of our net assets.

ESTIMATED CHANGES IN ECONOMIC VALUE OF EQUITY (1)

Changes in Interest Rates	+300 bp	+200 bp	+100 bp	-100 bp
Policy Limit	+/-12.5%	+/-10.0%	+/-7.5%	+/-7.5%
December 31, 2012	3.8%	7.1%	6.6%	-4.7%
December 31, 2011	4.0%	7.8%	7.3%	-4.9%

As of December 2012, the improvement in the economic value of equity in the "up rate" scenarios was slightly less favorable than it was as of December 2011. This unfavorable variance is primarily attributable to the overall reduction in market interest rates during 2012. In both years, in the up 300 basis point scenario (relative to the up 200 and 100 basis point scenarios), the level of improvement in the economic value of equity declines. This is attributable to the varied assumptions on the non-maturity deposits. Based on historical data, interest rates on non-maturity deposits are increased in escalating increments in the rising rate scenarios, with the up 300 scenario being the most aggressive. All measures of economic value of equity are within our prescribed policy limits.

(1) Down 200 and 300 rate scenarios have been excluded due to the current historically low interest rate environment.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

In general terms, liquidity is a measurement of our ability to meet our cash needs. Our objective in managing our liquidity is to maintain our ability to meet loan commitments, purchase securities or repay deposits and other liabilities in accordance with their terms, without an adverse impact on our current or future earnings. Our liquidity strategy is guided by policies that are formulated and monitored by our ALCO and senior management, and which take into account the marketability of assets, the sources and stability of funding and the level of unfunded commitments. We regularly evaluate all of our various funding sources with an emphasis on accessibility, stability, reliability and cost-effectiveness. For the years ended December 31, 2012 and 2011, our principal source of funding has been our clients' deposits, supplemented by our short-term and long-term borrowings, primarily from securities sold under repurchase agreements, federal funds purchased and FHLB borrowings. We believe that the cash generated from operations, our borrowing capacity and our access to capital resources are sufficient to meet our future operating capital and funding requirements.

As of December 31, 2012, we have the ability to generate $695.2 million in additional liquidity through all of our available resources. In addition to the primary borrowing outlets mentioned above, we also have the ability to generate liquidity by borrowing from the Federal Reserve Discount Window and through brokered deposits. Management recognizes the importance of maintaining liquidity and has developed a Contingent Liquidity Plan, which addresses various liquidity stress levels and our response and action based on the level of severity. We periodically test our credit facilities for access to the funds, but also understand that as the severity of the liquidity level increases certain credit facilities may no longer be available. A liquidity stress test is completed on a quarterly basis based on events that could potentially occur at the Bank with the results reported to ALCO, our Market Risk Oversight Committee and the Board of Directors. The liquidity available to us is considered sufficient to meet our ongoing needs.

We view our investment portfolio as a liquidity source and have the option to pledge the portfolio as collateral for borrowings or deposits, and/or sell selected securities. The portfolio consists of debt issued by the U.S. Treasury, U.S. governmental agencies, and municipal governments. The weighted average life of the portfolio is 1.57 years and as of year-end had a net unrealized pre-tax gain of $0.9 million.

Our average liquidity (defined as funds sold plus interest bearing deposits with other banks less funds purchased) position was $366.0 million during the fourth quarter of 2012 compared to an average net overnight funds sold position of $386.0 million in the prior quarter and an average overnight funds sold position of $191.8 million in the fourth quarter of 2011. The lower balance when compared to the third quarter of 2012 reflects lower levels of public funds deposits partially offset by a decrease in the loan portfolio. The higher balances when compared to the fourth quarter of 2011 reflect higher levels of public funds and savings accounts, in addition to liquidity generated through the loan and investment portfolios as these portfolios have declined period over period.

Capital expenditures are expected to approximate $4.0 million over the next 12 months, which consist primarily of ATM replacements, furniture and fixtures, and technology purchases. Management believes that these capital expenditures will be funded with existing resources without impairing our ability to meet our on-going obligations.

Borrowings

At December 31, 2012, advances from the FHLB consisted of $53.7 million in outstanding debt consisting of 50 notes. In 2012, the Bank made FHLB advance payments totaling approximately $3.3 million, repaid two advances for $0.2 million, and obtained five new FHLB advances totaling $12.6 million. The FHLB notes are collateralized by a blanket floating lien on all of our 1-4 family residential mortgage loans, commercial real estate mortgage loans, and home equity mortgage loans.

We have issued two junior subordinated deferrable interest notes to wholly-owned Delaware statutory trusts. The first note for $30.9 million was issued to CCBG Capital Trust I in November 2004. The second note for $32.0 million was issued to CCBG Capital Trust II in May 2005. See Note 8 in the Notes to Consolidated Financial Statements for additional information on these borrowings. The interest payment for the CCBG Capital Trust I borrowing is due quarterly and adjusts quarterly to a variable rate of LIBOR plus a margin of 1.90%. This note matures on December 31, 2034. The interest payment for the CCBG Capital Trust II borrowing is due quarterly and will adjust annually to a variable rate of LIBOR plus a margin of 1.80%. This note matures on June 15, 2035. The proceeds of these borrowings were used to partially fund acquisitions. Under the terms of each trust preferred securities note, in the event of default or if we elect to defer interest on the note, we may not, with certain exceptions, declare or pay dividends or make distributions on our capital stock or purchase or acquire any of our capital stock. As of February 2012, in consultation with the Federal Reserve, we elected to defer the interest payments on the notes. We will, however, continue the accrual of the interest on the notes in accordance with our contractual obligations.

In accordance with the Holding Company Resolution, CCBG must receive approval from the Federal Reserve prior to incurring new debt, refinancing existing debt, or making interest payments on its trust preferred securities.

Table 14
CONTRACTUAL CASH OBLIGATIONS

Table 14 sets forth certain information about contractual cash obligations at December 31, 2012.

(Dollars in Thousands)	Payments Due By Period				
	< 1 Yr	**> 1 – 3 Yrs**	**> 3 – 5 Yrs**	**> 5 Years**	**Total**
Federal Home Loan Bank Advances	$ 10,378	$ 16,862	$ 15,485	$ 10,930	$ 53,655
Subordinated Notes Payable	—	—	—	62,887	62,887
Operating Lease Obligations	586	1,200	786	3,179	5,751
Time Deposit Maturities	200,965	35,382	2,438	2,234	241,019
Liability for Unrecognized Tax Benefits	1,289	1,996	1,358	508	5,151
Total Contractual Cash Obligations	$ 213,218	$ 55,440	$ 20,067	$ 79,738	$ 368,463

Capital

Shareowners' equity totaled $246.9 million at December 31, 2012 compared to $251.9 million at December 31, 2011. During 2012, shareowners' equity was positively impacted by net income of $0.1 million, the issuance of stock totaling approximately $0.6 million, and stock compensation expense of $0.3 million. A $5.5 million increase in the accumulated other comprehensive loss for our pension plan and a $0.5 million decrease in our net unrealized gain on securities reduced shareowners' equity.

Shareowners' equity as of December 31, for each of the last three years is presented below:

(Dollars in Thousands)	**2012**	**2011**	**2010**
Common Stock	$ 172	$ 172	$ 171
Additional Paid-in Capital	38,707	37,838	36,920
Retained Earnings	237,569	237,461	237,679
Subtotal	276,448	275,471	274,770
Accumulated Other Comprehensive Loss, Net of Tax	(29,559)	(23,529)	(15,751)
Total Shareowners' Equity	$ 246,889	$ 251,942	$ 259,019

We continue to maintain a strong capital position. The ratio of shareowners' equity to total assets at year-end was 9.37%, 9.54%, and 9.88%, in 2012, 2011, and 2010, respectively. Management believes its strong capital base has offered protection during the course of the current economic downturn.

We are subject to risk-based capital guidelines that measure capital relative to risk weighted assets and off-balance sheet financial instruments. Capital guidelines issued by the Federal Reserve require bank holding companies to have a minimum total risk-based capital ratio of 8.00%, with at least half of the total capital in the form of Tier I Capital. As of December 31, 2012, we exceeded these capital guidelines with a total risk-based capital ratio of 15.72% and a Tier I capital ratio of 14.35%, compared to 15.32% and 13.96%, respectively, in 2011. As allowed by Federal Reserve capital guidelines the trust preferred securities issued by CCBG Capital Trust I and CCBG Capital Trust II are included as Tier I Capital in our capital calculations previously noted. See Note 8 in the Notes to Consolidated Financial Statements for additional information on our two trust preferred security offerings. See Note 13 in the Notes to Consolidated Financial Statements for additional information as to our capital adequacy.

A leverage ratio is also used in connection with the risk-based capital standards and is defined as Tier I Capital divided by average assets. The minimum leverage ratio under this standard is 3% for the highest-rated bank holding companies which are not undertaking significant expansion programs. A higher standard may be required for other companies, depending upon their regulatory ratings and expansion plans. On December 31, 2012, we had a leverage ratio of 9.90% compared to 10.26% in 2011.

At December 31, 2012, our common stock had a book value of $14.31 per diluted share compared to $14.68 in 2011. Book value is impacted by the net unrealized gains and losses on investment securities available-for-sale. At December 31, 2012, the net unrealized gain was $0.6 million compared to $1.1 million in 2011. Book value is also impacted by the recording of our unfunded pension liability through other comprehensive income in accordance with Accounting Standards Codification Topic 715. At December 31, 2012, the net pension liability reflected in other comprehensive income was $30.1 million compared to $24.6 million at December 31, 2011. The increase in our unfunded pension liability was primarily driven by a reduction in the discount rate used for computing the interest cost for our pension plan.

Our Board of Directors has authorized the repurchase of up to 2,671,875 shares of our outstanding common stock. The purchases are made in the open market or in privately negotiated transactions. To date, we have repurchased a total of 2,520,130 shares at an average purchase price of $25.19 per share. During 2012 and 2011, we did not repurchase any shares. We must seek prior approval from the Federal Reserve before repurchasing any additional shares of our common stock.

We offer an Associate Incentive Plan under which certain associates are eligible to earn equity based awards based upon achieving established performance goals. In 2012, 31,270 shares were earned under this plan of which 2,800 were issued in 2012 and 28,470 will be issued in February, 2013. In 2011, no shares were earned or issued under this plan.

We also offer stock purchase plans, which permit our associates and directors to purchase shares at a 10% discount. In 2012, 69,242 shares, valued at approximately $0.6 million (before 10% discount), were issued under these plans.

Dividends

Adequate capital and financial strength is paramount to our stability and the stability of our subsidiary bank. Cash dividends declared and paid should not place unnecessary strain on our capital levels. When determining the level of dividends the following factors are considered:

- Compliance with state and federal laws and regulations;
- Our capital position and our ability to meet our financial obligations;
- Projected earnings and asset levels; and
- The ability of the Bank and us to fund dividends.

For 2012, we paid no dividends in order to preserve capital given lower earnings performance and the uncertain economic conditions. Dividends declared and paid totaled $0.30 per share in 2011 and $0.49 per share in 2010. See Item 1. Business-About Us-Regulatory Matter. For 2011 and 2010, our dividend payout ratio was not meaningful as our dividends exceeded our earnings.

Inflation

The impact of inflation on the banking industry differs significantly from that of other industries in which a large portion of total resources are invested in fixed assets such as property, plant and equipment.

Assets and liabilities of financial institutions are virtually all monetary in nature, and therefore are primarily impacted by interest rates rather than changing prices. While the general level of inflation underlies most interest rates, interest rates react more to changes in the expected rate of inflation and to changes in monetary and fiscal policy. Net interest income and the interest rate spread are good measures of our ability to react to changing interest rates and are discussed in further detail in the section entitled "Results of Operations."

OFF-BALANCE SHEET ARRANGEMENTS

We do not currently engage in the use of derivative instruments to hedge interest rate risks. However, we are a party to financial instruments with off-balance sheet risks in the normal course of business to meet the financing needs of our clients.

At December 31, 2012, we had $293.7 million in commitments to extend credit and $11.2 million in standby letters of credit. Commitments to extend credit are agreements to lend to a client so long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Standby letters of credit are conditional commitments issued by us to guarantee the performance of a client to a third party. We use the same credit policies in establishing commitments and issuing letters of credit as we do for on-balance sheet instruments.

If commitments arising from these financial instruments continue to require funding at historical levels, management does not anticipate that such funding will adversely impact our ability to meet on-going obligations. In the event these commitments require funding in excess of historical levels, management believes current liquidity, investment security maturities, available advances from the FHLB and Federal Reserve Bank provide a sufficient source of funds to meet these commitments.

FOURTH QUARTER 2012 – FINANCIAL RESULTS

Results of Operations

We realized net income of $1.9 million, or $0.11 per diluted share, for the fourth quarter of 2012, compared to net income of $1.1 million, or $0.07 per diluted share, for the third quarter of 2012. The improvement in earnings reflects lower noninterest expense of $0.7 million, a reduction in the loan loss provision of $0.1 million, and an increase in operating revenues of $0.1 million, partially offset by higher income taxes of $0.1 million.

Tax equivalent net interest income for the fourth quarter of 2012 was $20.7 million compared to $21.2 million for the third quarter of 2012. Factors affecting net interest income relative to the third quarter of 2012 include a reduction in loan income attributable to declining loan balances and unfavorable asset repricing. The net interest margin for the fourth quarter of 2012 was 3.78%, a decrease of 4 basis points from the third quarter of 2012. The decline in the margin was attributable to a shift in our earning asset mix and unfavorable asset repricing, partially offset by a lower average cost of funds.

The provision for loan losses for the fourth quarter of 2012 was $2.8 million compared to $2.9 million in the third quarter of 2012. Slower problem loan migration, lower loan loss experience, and improved credit metrics resulted in a lower level of loan loss provision for both the third and fourth quarters of 2012. Net charge-offs for the fourth quarter of 2012 totaled $3.8 million, or 1.00% of average loans, compared to $2.6 million, or 0.66%, in the third quarter of 2012.

Noninterest income for the fourth quarter of 2012 totaled $14.1 million, an increase of $0.5 million, or 4.0%, over the third quarter of 2012. The increase over the third quarter of 2012 reflects higher deposit fees of $0.4 million and wealth management fees (trust fees and retail brokerage fees) of $0.1 million. The increase in deposit fees reflects higher overdraft fees, account maintenance fees and a lower level of charged off checking accounts. The higher level of trust fees reflects higher benefit plan fees and estate fees while higher client trade activity drove the increase in retail brokerage fees.

Noninterest expense for the fourth quarter of 2012 totaled $29.5 million, a decrease of $0.7 million, or 2.4%, from the third quarter of 2012. The decrease from the third quarter was driven by a decrease in OREO expense of $0.7 million, occupancy expense of $0.2 million, and other expense of $0.1 million, partially offset by higher compensation expense of $0.3 million. The reduction in OREO expense was driven by a lower level of valuation adjustments and to a lesser extent a reduction in property carrying costs. Occupancy expense declined due to lower property tax expense and utilities expense. The reduction in other expense reflects a decrease in printing and supplies due to lower usage and a lower level of operational losses. The increase in compensation was attributable to higher pension plan expense and stock compensation expense partially offset by lower expense for cash incentives.

We realized income tax expense of $0.6 million in the fourth quarter of 2012 compared to income tax expense of $0.4 million for the third quarter of 2012. Income tax expense for the current quarter was favorably impacted by resolution of certain tax contingencies.

Discussion of Financial Condition

Average earning assets were $2.179 billion for the fourth quarter of 2012, a decrease of $30.2 million, or 1.4%, from the third quarter of 2012. As compared to the third quarter of 2012, the decline in average earning assets is attributable to a lower level of overnight funds resulting from a seasonal decline in deposits and the resolution of problem loans. The shift in the mix of earning assets continued as the loan portfolio declined when compared to the prior quarter.

We maintained an average net overnight funds (deposits with banks plus fed funds sold less fed funds purchased) sold position of $366.0 million during the fourth quarter of 2012 compared to an average net overnight funds sold position of $386.0 million in the third quarter of 2012. The lower balance when compared to the third quarter of 2012 reflects lower levels of deposits, primarily public funds and certificates of deposit, partially offset by a decrease in the loan portfolio.

When compared to the third quarter of 2012, average loans declined by $23.0 million. Our core loan portfolio continues to be impacted by normal amortization and payoffs that have outpaced our new loan production. During 2012, new loan production has been affected by a slow economic recovery, however, loan demand improved during the fourth quarter of 2012 and loan contraction eased. The resolution of problem loans (which has the effect of lowering the loan portfolio as loans are either charged off or transferred to OREO) drove a significant part of the overall decline for the quarter. When measured on a period-end basis- , loan charge-offs and loans transferred to OREO accounted for $13.7 million of the $16.5 million net reduction in total loans (net of overdrafts) during the fourth quarter of 2012.

Nonperforming assets (nonaccrual loans and OREO) totaled $117.7 million at December 31, 2012 compared to $127.2 million at September 30, 2012. Nonaccrual loans totaled $64.2 million at December 31, 2012, a decrease of $9.9 million from September 30, 2012, reflective of loan resolutions (charge-offs and transfer of loans to OREO) and loans restored to an accrual status, which outpaced gross additions. The balance of OREO totaled $53.4 million at December 31, 2012, a $0.2 million increase over September 30, 2012 reflecting additions of $8.7 million, sales of $8.1 million, and valuation adjustments of $0.4 million. Nonperforming assets represented 4.47% of total assets at December 31, 2012 compared to 5.10% at September 30, 2012.

Average total deposits were $2.051 billion for the fourth quarter of 2012, a decrease of $24.4 million, or 1.2%, from the third quarter of 2012. The decrease in deposits when compared to the third quarter of 2012 resulted from lower public funds, money markets and certificates of deposit, partially offset by growth in noninterest bearing accounts and regular savings. The seasonal low in public fund balances occurred during the fourth quarter and these balances are anticipated to increase through the first quarter of 2013. Borrowings decreased by $9.1 million when compared to the third quarter of 2012 as a result of lower balances in repurchase agreements.

ACCOUNTING POLICIES

Critical Accounting Policies

The consolidated financial statements and accompanying Notes to Consolidated Financial Statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require us to make various estimates and assumptions (see Note 1 in the Notes to Consolidated Financial Statements). We believe that, of our significant accounting policies, the following may involve a higher degree of judgment and complexity.

Allowance for Loan Losses. The allowance for loan losses is a reserve established through a provision for loan losses charged to expense, which represents management's best estimate of probable losses within the existing portfolio of loans. The allowance is that amount considered adequate to absorb losses inherent in the loan portfolio based on management's evaluation of credit risk as of the balance sheet date.

The allowance for loan losses includes allowance allocations calculated in accordance with U.S. GAAP. The level of the allowance reflects management's continuing evaluation of specific credit risks, loss experience, loan portfolio quality, economic conditions and unidentified losses inherent in the current loan portfolio, as well as trends in the foregoing. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as information becomes available.

The Company's allowance for loan losses consists of three components: (i) specific valuation allowances established for probable losses on specific loans deemed impaired; (ii) valuation allowances calculated for specific homogenous loan pools based on, but not limited to, historical loan loss experience, current economic and market conditions, levels of past due loans, and levels of problem loans; and (iii) an unallocated allowance that reflects management's determination of estimation risk.

Our financial results are affected by the changes in and the absolute level of the allowance for loan losses. This estimation process is judgmental and requires an estimate of the loss severity rates that we apply to our unimpaired loan portfolio. In the event that estimated loss severity rates for our unimpaired loan portfolio increased by 10%, the allowance for loan losses would increase by approximately $1.0 million.

Intangible Assets. Intangible assets consist primarily of goodwill and other identifiable intangible assets (primarily core deposit intangibles) that were recognized in connection with various acquisitions. Goodwill represents the excess of the cost of acquired businesses over the fair market value of their identifiable net assets. We perform an impairment review on an annual basis or more frequently if events or changes in circumstances indicate that the carrying value may not be recoverable. Adverse changes in the economic environment, declining operations, or other factors could result in a decline in the estimated implied fair value of goodwill. If the estimated implied fair value of goodwill is less than the carrying amount, a loss would be recognized to reduce the carrying amount to the estimated implied fair value.
For purposes of testing goodwill for impairment, we utilize a two step process. Step One compares the estimated fair value of the reporting unit to its carrying amount. If the carrying amount exceeds the estimated fair value, Step Two is performed by comparing the fair value of the reporting unit's implied goodwill to the carrying value of goodwill. If the carrying value of the reporting unit's goodwill exceeds the estimated fair value, an impairment charge is recorded equal to the excess. For Step One, we utilize both the income and market approaches to value our reporting unit. The income approach consists of discounting long-term projected future cash flows, which are derived from internal forecasts and economic and industry expectations. The projected future cash flows are discounted using a capital asset pricing model. The market approach applies

a market multiple, based on observed purchase transactions and/or an observed price/tangible book value multiple for our peer group. For purposes of performing Step Two, we perform a full purchase price allocation in the same manner as if a business combination had occurred. As part of this process, we estimate the fair value of all of the assets and liabilities of the reporting unit.

For Step One, there are judgments and estimates used in the income approach for determining the estimated fair value of our reporting unit, including the discount rate and terminal growth rates utilized, which can change based on changes in the business climate, and the internal forecasts used to project cash flows, which are subject to change over short periods of time. In addition, change in economic conditions and observable bank purchase transactions can impact the outcome of the market valuation approach.

For Step Two, significant factors in the fair value of our implied goodwill include the fair values of our loan portfolio and our core deposit intangible. At December 31, 2012, the fair value of our implied goodwill exceeded the carrying value of goodwill by approximately $27 million. A decrease of approximately 18% in the loan discount would result in the carrying value of our goodwill being equal to the implied goodwill value at December 31, 2012. An increase of approximately 109% in the core deposit premium would result in the carrying value of our goodwill being equal to the implied goodwill value at December 31, 2012.

Throughout 2012 we have evaluated our goodwill for possible impairment using a consistent methodology and will continue this assessment process due to the decline in the market value of our stock to a level which is below book value. The aforementioned factors can change from period to period and are presented to reflect the potential variance in the fair value of our reporting unit and implied goodwill that could occur should there be changes in these critical valuation factors.

Core deposit assets represent the premium we paid for core deposits. Core deposit intangibles are amortized on the straight-line method over various periods ranging from 5-10 years. Generally, core deposits refer to nonpublic, non-maturing deposits including noninterest-bearing deposits, NOW, money market and savings. We make certain estimates relating to the useful life of these assets and the rate of run-off based on the nature of the specific assets and the client bases acquired. If there is a reason to believe there has been a permanent loss in value, management will assess these assets for impairment. Any changes in the original estimates may materially affect our operating results.

Pension Assumptions. We have a defined benefit pension plan for the benefit of substantially all of our associates. Our funding policy with respect to the pension plan is to contribute amounts to the plan sufficient to meet minimum funding requirements as set by law. Pension expense, which is included in the Consolidated Statement of Comprehensive Income in noninterest expense as "Compensation," is determined by an external actuarial valuation based on assumptions that are evaluated annually as of December 31, the measurement date for the pension obligation. The Consolidated Statements of Financial Condition reflect an accrued pension benefit cost due to funding levels and unrecognized actuarial amounts. The most significant assumptions used in calculating the pension obligation are the weighted-average discount rate used to determine the present value of the pension obligation, the weighted-average expected long-term rate of return on plan assets, and the assumed rate of annual compensation increases. These assumptions are re-evaluated annually with the external actuaries, taking into consideration both current market conditions and anticipated long-term market conditions.

The weighted-average discount rate is determined by matching the anticipated defined pension plan cash flows to a long-term corporate Aa-rated bond index and solving for the underlying rate of return, which investing in such securities would generate. This methodology is applied consistently from year-to-year. The discount rate utilized in 2012 was 5.00%. The estimated impact to 2012 pension expense of a 25 basis point increase or decrease in the discount rate would have been a decrease and increase of approximately $693,000 and $729,000, respectively. We anticipate using a 4.25% discount rate in 2013.

The weighted-average expected long-term rate of return on plan assets is determined based on the current and anticipated future mix of assets in the plan. The assets currently consist of equity securities, U.S. Government and Government agency debt securities, and other securities (typically temporary liquid funds awaiting investment). The weighted-average expected long-term rate of return on plan assets utilized for 2012 was 8.0%. The estimated impact to 2012 pension expense of a 25 basis point increase or decrease in the rate of return would have been an approximate $212,000 increase or decrease, respectively. We anticipate using a rate of return on plan assets for 2013 of 8.0%.

The assumed rate of annual compensation increases of 4.00% in 2012 reflects expected trends in salaries and the employee base. We anticipate using a compensation increase of 3.75% for 2013 reflecting current market trends.

Detailed information on the pension plan, the actuarially determined disclosures, and the assumptions used are provided in Note 11 of the Notes to Consolidated Financial Statements.

Recent Accounting Pronouncements

The Financial Accounting Standards Board, the SEC, and other regulatory bodies have enacted new accounting pronouncements and standards that either have impacted our results in prior years presented, or will likely impact our results in 2013. Please refer to Note 1 of the Notes to our Consolidated Financial Statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

See "Financial Condition - Market Risk and Interest Rate Sensitivity" in Management's Discussion and Analysis of Financial Condition and Results of Operations, above, which is incorporated herein by reference.

Table 15
QUARTERLY FINANCIAL DATA (Unaudited)

(Dollars in Thousands, Except Per Share Data)	2012				2011			
	Fourth	Third	Second	First	Fourth	Third	Second	First
Summary of Operations:								
Interest Income	$ 21,787	$ 22,326	$ 22,437	$ 23,130	$ 23,912	$ 24,891	$ 25,467	$ 25,189
Interest Expense	1,232	1,295	1,372	1,469	1,515	1,791	2,028	2,203
Net Interest Income	20,555	21,031	21,065	21,661	22,397	23,100	23,439	22,986
Provision for Loan Losses	2,766	2,864	5,743	4,793	7,600	3,718	3,545	4,133
Net Interest Income After Provision for Loan Losses	17,789	18,167	15,322	16,868	14,797	19,382	19,894	18,853
Noninterest Income	14,118	13,575	13,906	13,586	13,873	14,193	14,448	16,334
Noninterest Expense	29,468	30,201	32,293	32,597	31,103	30,647	31,167	33,331
Income (Loss) Before Income Taxes	2,439	1,541	(3,065)	(2,143)	(2,433)	2,928	3,175	1,856
Income Tax Expense (Benefit)	564	420	(1,339)	(981)	(1,898)	951	1,030	546
Net Income (Loss)	$ 1,875	$ 1,121	$ (1,726)	$ (1,162)	$ (535)	$ 1,977	$ 2,145	$ 1,310
Net Interest Income (FTE)	$ 20,697	$ 21,179	$ 21,219	$ 21,833	$ 22,560	$ 23,326	$ 23,704	$ 23,257
Per Common Share:								
Net Income (Loss) Basic	$ 0.11	$ 0.07	$ (0.10)	$ (0.07)	$ (0.03)	$ 0.12	$ 0.12	$ 0.08
Net Income (Loss) Diluted	0.11	0.07	(0.10)	(0.07)	(0.03)	0.12	0.12	0.08
Cash Dividends Declared	0.00	0.00	0.00	0.00	0.00	0.10	0.10	0.10
Diluted Book Value	14.31	14.54	14.48	14.60	14.68	15.20	15.20	15.13
Market Price:								
High	11.91	10.96	8.73	9.91	11.11	11.18	13.12	13.80
Low	9.04	7.00	6.35	7.32	9.43	9.81	9.94	11.87
Close	11.37	10.64	7.37	7.45	9.55	10.38	10.26	12.68
Selected Average Balances:								
Loans, Net	$1,518,280	$1,541,262	$1,570,827	$1,596,480	$1,646,715	$1,667,720	$1,704,348	$1,730,330
Earning Assets	2,178,946	2,209,166	2,262,847	2,268,307	2,146,463	2,202,927	2,258,931	2,278,602
Total Assets	2,534,011	2,566,239	2,624,417	2,636,907	2,509,915	2,563,251	2,618,287	2,643,017
Deposits	2,051,099	2,075,482	2,135,653	2,161,388	2,032,975	2,061,913	2,107,301	2,125,379
Shareowners' Equity	253,017	251,746	252,644	254,447	264,276	263,902	262,371	261,603
Common Equivalent Average Shares:								
Basic	17,229	17,215	17,192	17,181	17,160	17,152	17,127	17,122
Diluted	17,256	17,228	17,192	17,181	17,161	17,167	17,139	17,130
Performance Ratios:								
Return on Average Assets	0.29%	0.17%	(0.26)%	(0.18)%	(0.08)%	0.31%	0.33%	0.20%
Return on Average Equity	2.95	1.77	(2.75)	(1.84)	(0.80)	2.97	3.28	2.03
Net Interest Margin (FTE)	3.78	3.82	3.77	3.87	4.17	4.20	4.21	4.14
Noninterest Income as % of Operating Revenue	40.81	39.31	39.88	38.64	38.34	38.14	38.13	41.54
Efficiency Ratio	84.68	86.89	91.18	92.04	85.37	81.69	81.72	84.19
Asset Quality:								
Allowance for Loan Losses	29,167	30,222	29,929	31,217	31,035	29,658	31,080	33,873
Allowance for Loan Losses to Loans	1.93%	1.97%	1.93%	1.98%	1.91%	1.79%	1.84%	1.98%
Nonperforming Assets ("NPA's")	117,648	127,247	132,829	136,826	137,623	114,592	122,092	129,318
NPA's to Total Assets	4.47	5.10	5.02	5.14	5.21	4.54	4.70	4.86
NPA'S to Loans + ORE	7.47	8.02	8.23	8.36	8.14	6.67	6.98	7.31
Allowance to Non-Performing Loans	45.42	40.80	40.03	39.65	41.37	55.54	50.89	45.80
Net Charge-Offs to Average Loans	1.00	0.66	1.80	1.16	1.50	1.22	1.49	1.33
Capital Ratios:								
Tier I Capital	14.35%	14.43%	14.17%	14.17%	13.96%	14.05%	13.83%	13.46%
Total Capital	15.72	15.80	15.54	15.54	15.32	15.41	15.19	14.82
Tangible Capital	6.35	6.86	6.40	6.42	6.51	7.19	6.96	6.73
Leverage	9.90	9.83	9.60	9.71	10.26	10.20	9.95	9.74

CAPITAL CITY BANK GROUP, INC.
CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Certified Public Accounting Firm

The Board of Directors and Shareowners of
Capital City Bank Group, Inc.

We have audited the accompanying consolidated statements of financial condition of Capital City Bank Group, Inc. as of December 31, 2012 and 2011, and the related consolidated statements of comprehensive income, changes in shareowners' equity, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Capital City Bank Group, Inc. at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Capital City Bank Group, Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 6, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Tampa, Florida
March 6, 2013

CAPITAL CITY BANK GROUP, INC.
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

(Dollars in Thousands)	As of December 31, 2012	2011
ASSETS		
Cash and Due From Banks	$ 66,238	$ 54,953
Federal Funds Sold and Interest Bearing Deposits	443,494	330,361
Total Cash and Cash Equivalents	509,732	385,314
Investment Securities, Available-for-Sale	296,985	307,149
Loans Held For Sale	14,189	21,225
Loans, Net of Unearned Income	1,507,113	1,607,458
Allowance for Loan Losses	(29,167)	(31,035)
Loans, Net	1,477,946	1,576,423
Premises and Equipment, Net	107,092	110,991
Goodwill	84,811	84,811
Other Intangible Assets	242	673
Other Real Estate Owned	53,426	62,600
Other Assets	89,561	92,126
Total Assets	$ 2,633,984	$ 2,641,312
LIABILITIES		
Deposits:		
Noninterest Bearing Deposits	$ 609,235	$ 618,317
Interest Bearing Deposits	1,535,761	1,554,202
Total Deposits	2,144,996	2,172,519
Short-Term Borrowings	47,435	43,372
Subordinated Notes Payable	62,887	62,887
Other Long-Term Borrowings	46,859	44,606
Other Liabilities	84,918	65,986
Total Liabilities	2,387,095	2,389,370
SHAREOWNERS' EQUITY		
Preferred Stock, $.01 par value; 3,000,000 shares authorized; no shares issued and outstanding	—	—
Common Stock, $.01 par value; 90,000,000 shares authorized; 17,232,380 and 17,160,274 shares issued and outstanding at December 31, 2012 and December 31, 2011, respectively	172	172
Additional Paid-In Capital	38,707	37,838
Retained Earnings	237,569	237,461
Accumulated Other Comprehensive Loss, Net of Tax	(29,559)	(23,529)
Total Shareowners' Equity	246,889	251,942
Total Liabilities and Shareowners' Equity	$ 2,633,984	$ 2,641,312

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CAPITAL CITY BANK GROUP, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Dollars in Thousands, Except Per Share Data)	For the Years Ended December 31, 2012	2011	2010
INTEREST INCOME			
Interest and Fees on Loans	$ 85,394	$ 94,944	$ 105,710
Investment Securities:			
Taxable Securities	2,912	3,321	2,681
Tax Exempt Securities	428	647	1,517
Funds Sold	946	547	587
Total Interest Income	89,680	99,459	110,495
INTEREST EXPENSE			
Deposits	2,108	3,947	8,645
Short-Term Borrowings	196	305	159
Subordinated Notes Payable	1,477	1,380	2,008
Other Long-Term Borrowings	1,587	1,905	2,150
Total Interest Expense	5,368	7,537	12,962
NET INTEREST INCOME	84,312	91,922	97,533
Provision for Loan Losses	16,166	18,996	23,824
Net Interest Income After Provision for Loan Losses	68,146	72,926	73,709
NONINTEREST INCOME			
Service Charges on Deposit Accounts	25,792	25,451	26,500
Data Processing Fees	2,713	3,230	3,610
Asset Management Fees	4,155	4,364	4,235
Retail Brokerage Fees	3,026	3,251	2,820
Securities Transactions	—	—	8
Mortgage Banking Fees	3,600	2,675	2,948
Bank Card Fees	10,783	10,141	9,200
Other	5,116	9,736	7,504
Total Noninterest Income	55,185	58,848	56,825
NONINTEREST EXPENSE			
Compensation	64,242	63,642	62,755
Occupancy, Net	9,074	9,622	10,010
Furniture and Equipment	8,903	8,558	8,929
Intangible Amortization	431	675	2,682
Other Real Estate	11,506	12,677	14,922
Other	30,403	31,074	34,618
Total Noninterest Expense	124,559	126,248	133,916
(LOSS) INCOME BEFORE INCOME TAXES	(1,228)	5,526	(3,382)
Income Tax (Benefit) Expense	(1,336)	629	(2,969)
NET INCOME (LOSS)	$ 108	$ 4,897	$ (413)
BASIC NET INCOME (LOSS) PER SHARE	**$ 0.01**	**$ 0.29**	**$ (0.02)**
DILUTED NET INCOME (LOSS) PER SHARE	**$ 0.01**	**$ 0.29**	**$ (0.02)**
Components of Other Comprehensive Loss:			
Change in Funded Status of Pension Plans, net of tax benefit of $3,479, $5,135, and $628	(5,539)	(8,175)	(1,000)
Change in Net Unrealized Gain on Available-for-Sale Securities, net of tax benefit (expense) of $295, ($203), and ($41)	$ (491)	$ 397	$ 79
Total Other Comprehensive Loss	$ (6,030)	$ (7,778)	$ (921)
TOTAL COMPREHENSIVE LOSS	$ (5,922)	$ (2,881)	$ (1,334)
Average Basic Common Shares Outstanding	17,205	17,140	17,076
Average Diluted Common Shares Outstanding	17,220	17,140	17,077

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CAPITAL CITY BANK GROUP, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREOWNERS' EQUITY

(Dollars in Thousands, Except Per Share Data)	Shares Outstanding	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss, Net of Taxes	Total
Balance, January 1, 2010	17,036,407	$ 170	$ 36,099	$246,460	$ (14,830)	$267,899
Comprehensive Income:						
Net Loss		—	—	(413)	—	(413)
Net Change in Unrealized Gain on Available-for-Sale Securities (net of tax)		—	—	—	79	79
Net Change in Funded Status of Pension Plans (net of tax)		—	—	—	(1,000)	(1,000)
Total Comprehensive Loss		—	—	—	—	(1,334)
Cash Dividends ($.4900 per share)		—	—	(8,368)	—	(8,368)
Issuance of Common Stock	63,674	1	821	—	—	822
Balance, December 31, 2010	17,100,081	171	36,920	237,679	(15,751)	259,019
Comprehensive Income:						
Net Income		—	—	4,897	—	4,897
Change in Unrealized Gain On Available-for-Sale Securities (net of tax)		—	—	—	397	397
Change in Funded Status of Pension Plans (net of tax)		—	—	—	(8,175)	(8,175)
Total Comprehensive Loss		—	—	—	—	(2,881)
Cash Dividends ($.3000 per share)		—	—	(5,115)	—	(5,115)
Issuance of Common Stock	60,193	1	918	—	—	919
Balance, December 31, 2011	17,160,274	172	37,838	237,461	(23,529)	251,942
Comprehensive Income:						
Net Income		—	—	108	—	108
Change in Unrealized Gain On Available-for-Sale Securities (net of tax)		—	—	—	(491)	(491)
Change in Funded Status of Pension Plans (net of tax)		—	—	—	(5,539)	(5,539)
Total Comprehensive Loss		—	—	—	—	(5,922)
Stock Compensation Expense		—	262	—	—	262
Issuance of Common Stock	72,106	—	607	—	—	607
Balance, December 31, 2012	17,232,380	$ 172	$ 38,707	$237,569	$ (29,559)	$246,889

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CAPITAL CITY BANK GROUP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in Thousands)	For the Years Ended December 31, 2012	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES			
Net Income (Loss)	$ 108	$ 4,897	$ (413)
Adjustments to Reconcile Net Income (Loss) to Cash Provided by Operating Activities:			
Provision for Loan Losses	16,166	18,996	23,824
Depreciation	6,759	6,770	7,050
Amortization of Premiums, Discounts, and Fees (net)	3,358	3,726	3,350
Amortization of Intangible Assets	431	675	2,682
Gain on Securities Transactions	—	—	(8)
Loss on Impaired Security	—	—	100
Net Decrease (Increase) in Loans Held-for-Sale	7,036	(9,654)	395
Stock-Based Compensation	262	—	—
Net Decrease (Increase) in Deferred Income Taxes	(2,805)	(2,919)	1,898
Loss on Sales and Write-Downs of Other Real Estate Owned	6,314	6,351	10,144
Net Decrease (Increase) in Other Assets	5,665	(4,163)	(10,987)
Net Increase in Other Liabilities	13,393	12,844	19,060
Net Cash Provided By Operating Activities	56,687	37,523	57,095
CASH FLOWS FROM INVESTING ACTIVITIES			
Securities Available-for-Sale:			
Purchases	(141,863)	(81,984)	(224,245)
Sales	805	—	505
Payments, Maturities, and Calls	146,862	81,405	86,935
Net Decrease in Loans	59,751	78,889	75,274
Proceeds From Sales of Other Real Estate Owned	25,636	26,424	17,300
Proceeds From Sales of Premises & Equipment	25	—	7
Purchases of Premises and Equipment	(2,885)	(2,405)	(6,975)
Net Cash Provided By (Used In) Investing Activities	88,331	102,329	(51,199)
CASH FLOWS FROM FINANCING ACTIVITIES			
Net (Decrease) Increase in Deposits	(27,523)	68,543	(154,258)
Net (Decrease) Increase in Short-Term Borrowings	(3,121)	(49,556)	47,087
Increase in Other Long-Term Borrowings	12,591	789	12,478
Repayment of Other Long-Term Borrowings	(3,154)	(6,284)	(1,757)
Dividends Paid	—	(5,142)	(8,368)
Issuance of Common Stock	607	919	822
Net Cash (Used In) Provided By Financing Activities	(20,600)	9,269	(103,996)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	124,418	149,121	(98,100)
Cash and Cash Equivalents at Beginning of Year	385,314	236,193	334,293
Cash and Cash Equivalents at End of Year	$ 509,732	$ 385,314	236,193
Supplemental Cash Flow Disclosures:			
Interest Paid	$ 6,662	$ 8,176	13,982
Income Taxes Paid, Net of Refunds Received	$ (3,799)	$ 1,601	(185)
Noncash Investing and Financing Activities:			
Loans Transferred to Other Real Estate Owned	$ 22,777	$ 37,438	49,247
Transfer of Current Portion of Long-Term Borrowings	$ 7,184	$ —	10,000

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Notes to Consolidated Financial Statements

Note 1
SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Capital City Bank Group, Inc. ("CCBG" or the "Company") provides a full range of banking and banking-related services to individual and corporate clients through its subsidiary, Capital City Bank, with banking offices located in Florida, Georgia, and Alabama. The Company is subject to competition from other financial institutions, is subject to regulation by certain government agencies and undergoes periodic examinations by those regulatory authorities.

Basis of Presentation

The consolidated financial statements include the accounts of Capital City Bank Group, Inc. ("CCBG"), and its wholly-owned subsidiary, Capital City Bank ("CCB" or the "Bank" and together with CCBG, the "Company"). All material inter-company transactions and accounts have been eliminated.

The Company, which operates a single reportable business segment that is comprised of commercial banking within the states of Florida, Georgia, and Alabama, follows accounting principles generally accepted in the United States of America and reporting practices applicable to the banking industry. The principles which materially affect the financial position, results of operations and cash flows are summarized below.

The Company determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity under accounting principles generally accepted in the United States of America. Voting interest entities are entities in which the total equity investment at risk is sufficient to enable the entity to finance itself independently and provide the equity holders with the obligation to absorb losses, the right to receive residual returns and the right to make decisions about the entity's activities. The Company consolidates voting interest entities in which it has all, or at least a majority of, the voting interest. As defined in applicable accounting standards, variable interest entities ("VIE's") are entities that lack one or more of the characteristics of a voting interest entity. A controlling financial interest in an entity is present when an enterprise has a variable interest, or a combination of variable interests, that will absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual returns, or both. The enterprise with a controlling financial interest, known as the primary beneficiary, consolidates the VIE. CCBG's wholly-owned subsidiaries, CCBG Capital Trust I (established November 1, 2004) and CCBG Capital Trust II (established May 24, 2005) are VIEs for which the Company is not the primary beneficiary. Accordingly, the accounts of these entities are not included in the Company's consolidated financial statements.

Certain items in prior financial statements have been reclassified to conform to the current presentation. The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the consolidated financial statements included in this Annual Report on Form 10-K were issued.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from these estimates. Material estimates that are particularly susceptible to significant changes in the near-term relate to the determination of the allowance for loan losses, pension expense, income taxes, loss contingencies, and valuation of goodwill and other intangibles and their respective analysis of impairment.

Cash and Cash Equivalents

Cash and cash equivalents include cash and due from banks, interest-bearing deposits in other banks, and federal funds sold. Generally, federal funds are purchased and sold for one-day periods and all other cash equivalents have a maturity of 90 days or less. The Company is required to maintain average reserve balances with the Federal Reserve Bank based upon a percentage of deposits. The average amounts of these required reserve balances for the years ended December 31, 2012 and 2011 were $24.3 million and $16.1 million, respectively.

Investment Securities

Investment securities available-for-sale are carried at fair value and represent securities that are available to meet liquidity and/or other needs of the Company. Gains and losses are recognized and reported separately in the Consolidated Statements of Comprehensive Income upon realization or when impairment of values is deemed to be other than temporary. In estimating other-than-temporary impairment losses, management considers, (i) the length of time and the extent to which the fair value has been less than cost, (ii) the financial condition and near-term prospects of the issuer, and (iii) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for anticipated recovery in fair value. Gains or losses are recognized using the specific identification method. Unrealized holding gains and losses for securities available-for-sale are excluded from the Consolidated Statements of Comprehensive Income and reported net of taxes in the accumulated other comprehensive income component of shareowners' equity until realized. Accretion and amortization are recognized on the effective yield method over the life of the securities.

Loans Held For Sale

Certain residential mortgage loans are originated for sale in the secondary mortgage loan market. Additionally, certain other loans are periodically identified to be sold. The Company has the ability and intent to sell these loans and they are classified as loans held for sale and carried at the lower of cost or estimated fair value. Fair value is determined on the basis of rates quoted in the respective secondary market for the type of loan held for sale. Loans are generally sold with servicing released at a premium or discount from the carrying amount of the loans. Such premium or discount is recognized as mortgage banking revenue at the date of sale. Fixed commitments are generally used at the time loans are originated or identified for sale to mitigate interest rate risk. The fair value of fixed commitments to originate and sell loans held for sale is not material.

Loans

Loans are stated at the principal amount outstanding, net of unearned income. Interest income is accrued on the effective yield method based on outstanding balances. Fees charged to originate loans and direct loan origination costs are deferred and amortized over the life of the loan as a yield adjustment.

The Company defines loans as past due when one full payment is past due or a contractual maturity is over 30 days late. The accrual of interest is generally suspended on loans more than 90 days past due with respect to principal or interest. When a loan is placed on nonaccrual status, all previously accrued and uncollected interest is reversed against current income. Interest income on nonaccrual loans is recognized when the ultimate collectability is no longer considered doubtful. Loans are returned to accrual status when the principal and interest amounts contractually due are brought current or when future payments are reasonably assured.

Loan charge-offs on commercial and investor real estate loans are recorded when the facts and circumstances of the individual loan confirm the loan is not fully collectible and the loss is reasonably quantifiable. Factors considered in making these determinations are the borrower's and any guarantor's ability and willingness to pay, the status of the account in bankruptcy court (if applicable), and collateral value. Charge-off decisions for consumer loans are dictated by the Federal Financial Institutions Examination Council's (FFEIC) Uniform Retail Credit Classification and Account Management Policy which establishes standards for the classification and treatment of consumer loans.

Allowance for Loan Losses

The allowance for loan losses is a reserve established through a provision for loan losses charged to expense, which represents management's best estimate of probable losses within the existing portfolio of loans. The allowance is that amount considered adequate to absorb losses inherent in the loan portfolio based on management's evaluation of credit risk as of the balance sheet date.

The allowance for loan losses includes allowance allocations calculated in accordance with FASB ASC Topic 310 – Receivables (formerly Statement of Financial Accounting Standards ("SFAS") No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by SFAS 118), and allowance allocations calculated in accordance with ASC Topic 450 (formerly SFAS 5), "Accounting for Contingencies." The level of the allowance reflects management's continuing evaluation of specific credit risks, loan loss experience, current loan portfolio quality, present economic conditions and unidentified losses inherent in the current loan portfolio, as well as trends in the foregoing. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

The Company's allowance for loan losses consists of three components: (i) specific valuation allowances established for probable losses on specific loans deemed impaired; (ii) valuation allowances calculated for specific homogenous loan pools based on, but not limited to, historical loan loss experience, current economic conditions, levels of past due loans, and levels of problem loans; (iii) an unallocated allowance that reflects management's determination of estimation risk.

Loans are deemed to be impaired when, based on current information and events, it is probable that the Company will not be able to collect all amounts due (principal and interest payments), according to the contractual terms of the loan agreement. Loans to borrowers who are experiencing financial difficulties and whose loans were modified with concessions are classified as troubled debt restructurings and measured for impairment. Loans to borrowers that have filed Chapter 7 bankruptcy, but continue to perform as agreed are classified as troubled debt restructurings and measured for impairment.

Long-Lived Assets

Premises and equipment is stated at cost less accumulated depreciation, computed on the straight-line method over the estimated useful lives for each type of asset with premises being depreciated over a range of 10 to 40 years, and equipment being depreciated over a range of 3 to 10 years. Additions, renovations and leasehold improvements to premises are capitalized and depreciated over the lesser of the useful life or the remaining lease term. Repairs and maintenance are charged to noninterest expense as incurred.

Intangible assets, other than goodwill, consist of core deposit intangible assets and client relationship assets that were recognized in connection with various acquisitions. Core deposit intangible assets are amortized on the straight-line method over various periods, with the majority being amortized over an average of 5 to 10 years. Other identifiable intangibles are amortized on the straight-line method over their estimated useful lives.

Long-lived assets are evaluated for impairment if circumstances suggest that their carrying value may not be recoverable, by comparing the carrying value to estimated undiscounted cash flows. If the asset is deemed impaired, an impairment charge is recorded equal to the carrying value less the fair value.

Goodwill

Goodwill represents the excess of the cost of businesses acquired over the fair value of the net assets acquired. In accordance with FASB ASC Topic 350, the Company determined it has one goodwill reporting unit. Goodwill is tested for impairment at least annually or on an interim basis if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying value. See Note 4 – Intangible Assets for additional information.

Other Real Estate Owned

Assets acquired through or instead of loan foreclosure are held for sale and are initially recorded at the lower of cost or fair value less estimated selling costs. A subsequent decline in the fair value of the asset is reflected as noninterest expense. Costs after acquisition are generally expensed. The valuation of foreclosed assets is subjective in nature and may be adjusted in the future because of changes in economic conditions.

Loss Contingencies

Loss contingencies, including claims and legal actions arising in the ordinary course of business are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated.

Revenue Recognition

The Company recognizes revenue as it is earned based on contractual terms, as transactions occur, or as services are provided and collectability is reasonably assured. Certain specific policies include the following:

Service Charges on Deposit Accounts. Service charges on deposit accounts are primarily overdraft and insufficient fund fees and monthly transaction-based fees. These fees are recognized as earned or as transactions occur and services are provided.

Bank Card Fees. Bank card fees primarily includes interchange income from client use of consumer and business debit cards. Interchange income is a fee paid by a merchant bank to the card-issuing bank through the interchange network. Interchange fees are set by the credit card associations and are based on cardholder purchase volumes. The Company records interchange income as transactions occur.

Income Taxes

Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities (excluding deferred tax assets and liabilities related to business combinations or components of other comprehensive income). Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the expected amount most likely to be realized. Realization of deferred tax assets is dependent upon the generation of a sufficient level of future taxable income and recoverable taxes paid in prior years.

The Company files a consolidated federal income tax return and each subsidiary files a separate state income tax return.

Earnings Per Common Share

Basic earnings per common share is based on net income divided by the weighted-average number of common shares outstanding during the period excluding non-vested stock. Diluted earnings per common share include the dilutive effect of stock options and non-vested stock awards granted using the treasury stock method. A reconciliation of the weighted-average shares used in calculating basic earnings per common share and the weighted average common shares used in calculating diluted earnings per common share for the reported periods is provided in Note 12 — Earnings Per Share.

Comprehensive Income

Comprehensive income includes all changes in shareowners' equity during a period, except those resulting from transactions with shareowners. Besides net income, other components of the Company's comprehensive income include the after tax effect of changes in the net unrealized gain/loss on securities available for sale and changes in the funded status of defined benefit and supplemental executive retirement plans. Comprehensive income is reported in the accompanying Consolidated Statements of Comprehensive Income and Changes in Shareowners' Equity.

Stock Based Compensation

Compensation cost is recognized for share based awards issued to employees, based on the fair value of these awards at the date of grant. The market price of the Company's common stock at the date of the grant is used for restricted stock awards. For stock option awards, a Black-Scholes model is utilized to estimate the value of the options. Compensation cost is recognized over the required service period, generally defined as the vesting period.

NEW AUTHORITATIVE ACCOUNTING GUIDANCE

ASU 2011-05, "Comprehensive Income (Topic 220) - Presentation of Comprehensive Income. " ASU 2011-05 amends Topic 220, "Comprehensive Income," to require that all non-owner changes in stockholders' equity be presented in either a single continuous statement of comprehensive income or in two separate but consecutive statements. Additionally, ASU 2011-05 requires entities to present, on the face of the financial statements, reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement or statements where the components of net income and the components of other comprehensive income are presented. The option to present components of other comprehensive income as part of the statement of changes in stockholders' equity was eliminated. ASU 2011-05 became effective for the Company on January 1, 2012, however, certain provisions related to the presentation of reclassification adjustments have been deferred by ASU 2011-12 "Comprehensive Income (Topic 220) - Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05," as further discussed below. In connection with the application of ASU 2011-05, the Company's financial statements now include one continuous statement of comprehensive income.

ASU 2011-08, "Intangibles - Goodwill and Other (Topic 350) - Testing Goodwill for Impairment." ASU 2011-08 amends Topic 350, "Intangibles – Goodwill and Other," to give entities the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. However, if an entity concludes otherwise, then it is required to perform the first step of the two-step impairment test by calculating the fair value of the reporting unit and comparing the fair value with the carrying amount of the reporting unit. ASU 2011-08 became effective for the Company on January 1, 2012, and did not have a significant impact on the Company's financial statements.

ASU 2011-11, "Balance Sheet (Topic 210) - Disclosures about Offsetting Assets and Liabilities." ASU 2011-11 amends Topic 210, "Balance Sheet," to require an entity to disclose both gross and net information about financial instruments, such as sales and repurchase agreements and reverse sale and repurchase agreements and securities borrowing/lending arrangements, and derivative instruments that are eligible for offset in the statement of financial position and/or subject to a master netting arrangement or similar agreement. ASU 2011-11 is effective for annual and interim periods beginning on January 1, 2013, and is not expected to have a significant impact on the Company's financial statements.

ASU 2011-12 "Comprehensive Income (Topic 220) - Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05." ASU 2011-12 defers changes in ASU No. 2011-05 that relate to the presentation of reclassification adjustments to allow the FASB time to re-deliberate whether to require presentation of such adjustments on the face of the financial statements to show the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income. ASU 2011-12 allows entities to continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect before ASU No. 2011-05. All other requirements in ASU No. 2011-05 are not affected by ASU No. 2011-12. ASU 2011-12 became effective for the Company on January 1, 2012, and did not have a significant impact on the Company's financial statements.

ASU 2012-02 "Intangibles – Goodwill and Other (Topic 350) - Testing Indefinite-Lived Intangible Assets for Impairment." ASU 2012-02 give entities the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that an indefinite-lived intangible asset is impaired. If, after assessing the totality of events or circumstances, an entity determines it is more likely than not that an indefinite-lived intangible asset is impaired, then the entity must perform the quantitative impairment test. If, under the quantitative impairment test, the carrying amount of the intangible asset exceeds its fair value, an entity should recognize an impairment loss in the amount of that excess. Permitting an entity to assess qualitative factors when testing indefinite-lived intangible assets for impairment results in guidance that is similar to the goodwill impairment testing guidance in ASU 2011-08. ASU 2012-02 is effective for the Company beginning January 1, 2013 (early adoption permitted) and is not expected to have a significant impact on the Company's financial statements.

ASU 2012-06 "Business Combinations (Topic 805) - Subsequent Accounting for an Indemnification Asset Recognized at the Acquisition Date as a Result of a Government-Assisted Acquisition of a Financial Institution (a consensus of the FASB Emerging Issues Task Force)." ASU 2012-06 clarifies the applicable guidance for subsequently measuring an indemnification asset recognized as a result of a government-assisted acquisition of a financial institution. Under ASU 2012-06, when a reporting entity recognizes an indemnification asset as a result of a government-assisted acquisition of a financial institution and, subsequently, a change in the cash flows expected to be collected on the indemnification asset occurs (as a result of a change in cash flows expected to be collected on the assets subject to indemnification), the reporting entity should subsequently account for the change in the measurement of the indemnification asset on the same basis as the change in the assets subject to indemnification. Any amortization of changes in value should be limited to the contractual term of the indemnification agreement (that is, the lesser of the term of the indemnification agreement and the remaining life of the indemnified assets). ASU 2012-06 is effective for the Company beginning January 1, 2013 (early adoption permitted) and is not expected to have a significant impact on the Company's financial statements.

Note 2
INVESTMENT SECURITIES

Investment Portfolio Composition. The amortized cost and related market value of investment securities available-for-sale at December 31, were as follows:

	2012			
(Dollars in Thousands)	**Amortized Cost**	**Unrealized Gains**	**Unrealized Losses**	**Market Value**
U.S. Government Treasury	$ 96,745	$ 504	$ —	$ 97,249
U.S. Government Agency	51,468	221	25	51,664
States and Political Subdivisions	79,818	124	63	79,879
Mortgage-Backed Securities	56,217	805	40	56,982
Other Securities(1)	11,811	—	600	11,211
Total Investment Securities	$ 296,059	$ 1,654	$ 728	$ 296,985

	2011			
(Dollars in Thousands)	**Amortized Cost**	**Unrealized Gains**	**Unrealized Losses**	**Market Value**
U.S. Government Treasury	$ 168,001	$ 1,463	$ —	$ 169,464
U.S. Government Agency	14,758	27	48	14,737
States and Political Subdivisions	58,946	186	38	59,094
Mortgage-Backed Securities	51,775	809	87	52,497
Other Securities[1]	11,957	—	600	11,357
Total Investment Securities	$ 305,437	$ 2,485	$ 773	$ 307,149

(1) *Includes Federal Home Loan Bank and Federal Reserve Bank stock recorded at cost of $6.4 million and $4.8 million, respectively, at December 31, 2012 and $6.5 million and $4.8 million, respectively, at December 31, 2011.*

Securities with an amortized cost of $152.3 million and $102.1 million at December 31, 2012 and December 31, 2011, respectively, were pledged to secure public deposits and for other purposes.

The Bank, as a member of the Federal Home Loan Bank of Atlanta ("FHLB"), is required to own capital stock in the FHLB based generally upon the balances of residential and commercial real estate loans, and FHLB advances. FHLB stock which is included in other securities is pledged to secure FHLB advances. No ready market exists for this stock, and it has no quoted market value; however, redemption of this stock has historically been at par value.

Investment Sales. The total proceeds from the sale or call of investment securities and the gross realized gains and losses from the sale or call of such securities for each of the last three years are as follows:

(Dollars in Thousands)	**Year**	**Total Proceeds**	**Gross Realized Gains**	**Gross Realized Losses**
	2012	$ 1,145	$ —	$ —
	2011	$ 321	$ —	$ —
	2010	$ 3,640	$ 8	$ —

Maturity Distribution. As of December 31, 2012, the Company's investment securities had the following maturity distribution based on contractual maturity. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations. Mortgage-backed securities and certain amortizing U.S. government agency securities are shown separately since they are not due at a certain maturity date.

(Dollars in Thousands)	**Amortized Cost**	**Market Value**
Due in one year or less	$ 91,558	$ 91,892
Due after one through five years	99,980	100,220
No Maturity	11,811	11,211
Mortgage-Backed Securities	56,217	56,982
U.S. Government Agency	36,493	36,680
Total Investment Securities	$ 296,059	$ 296,985

Other Than Temporarily Impaired Securities. The following table summarizes the investment securities with unrealized losses at December 31, aggregated by major security type and length of time in a continuous unrealized loss position:

	2012					
	Less Than 12 Months		Greater Than 12 Months		Total	
(Dollars in Thousands)	Market Value	Unrealized Losses	Market Value	Unrealized Losses	Market Value	Unrealized Losses
U.S. Government Treasury	$ —	$ —	$ —	$ —	$ —	$ —
U.S. Government Agency	8,464	23	790	2	9,254	25
States and Political Subdivisions	30,302	55	5,028	8	35,330	63
Mortgage-Backed Securities	3,921	15	1,624	25	5,545	40
Other Securities	—	—	600	600	600	600
Total Investment Securities	$ 42,687	$ 93	$ 8,042	$ 635	$50,729	$ 728

	2011					
	Less Than 12 Months		Greater Than 12 Months		Total	
(Dollars in Thousands)	Market Value	Unrealized Losses	Market Value	Unrealized Losses	Market Value	Unrealized Losses
U.S. Government Treasury	$ 9,698	$ 48	$ —	$ —	$ 9,698	$ 48
U.S. Government Agency	—	—	—	—	—	—
States and Political Subdivisions	14,597	38	—	—	14,597	38
Mortgage-Backed Securities	11,612	87	37	—	11,649	87
Other Securities	—	—	600	600	600	600
Total Investment Securities	$ 35,907	$ 173	$ 637	$ 600	$36,544	$ 773

Management evaluates securities for other than temporary impairment at least quarterly, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to: 1) the length of time and the extent to which the fair value has been less than amortized cost, 2) the financial condition and near-term prospects of the issuer, and 3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in cost. In analyzing an issuer's financial condition, management considers whether the securities are issued by the federal government or its agencies, whether downgrades by rating agencies have occurred, regulatory issues, and analysts' reports.

At December 31, 2012, the Company had securities of $297.0 million with net pre-tax unrealized gains of $0.9 million on these securities, of which $50.7 million have unrealized losses totaling $0.7 million. Approximately $42.7 million of these securities, with an unrealized loss of $0.1 million, have been in a loss position for less than 12 months. Approximately $8.0 million of these securities, with an unrealized loss of approximately $0.6 million have been in a loss position for greater than 12 months. Approximately $7.4 million of these securities with an unrealized loss of $35,000 are in a loss position because they were acquired when the general level of interest rates was lower than that on December 31, 2012. The Company believes that the losses in these securities are temporary in nature and that the full principal will be collected as anticipated. Because the declines in the market value of these investments are attributable to changes in interest rates and not credit quality and because the Company has the present ability and intent to hold these investments until there is a recovery in fair value, which may be at maturity, the Company does not consider these investments to be other-than-temporarily impaired at December 31, 2012. One preferred bank stock issue for $0.6 million has also been in a loss position for greater than 12 months. The Company continues to closely monitor the fair value of this security as the subject bank continues to experience negative operating trends.

NOTE 3 – LOANS, NET

Loan Portfolio Composition. The composition of the loan portfolio at December 31 was as follows:

(Dollars in Thousands)	2012	2011
Commercial, Financial and Agricultural	$ 139,850	$ 130,879
Real Estate – Construction	37,512	18,892
Real Estate – Commercial Mortgage	613,625	639,140
Real Estate – Residential[(1)]	321,986	385,621
Real Estate – Home Equity	236,263	244,263
Consumer	157,877	188,663
Loans, Net of Unearned Income	$ 1,507,113	$ 1,607,458

(1) *Includes loans in process with outstanding balances of $11.9 million and $12.5 million for 2012 and 2011, respectively.*

Net deferred fees included in loans were $1.6 million at December 31, 2012 and December 31, 2011, respectively.

The Company has pledged a blanket floating lien on all 1-4 family residential mortgage loans, commercial real estate mortgage loans, and home equity loans to support available borrowing capacity at the FHLB of Atlanta and has pledged a blanket floating lien on all consumer loans, commercial loans, and construction loans to support available borrowing capacity at the Federal Reserve Bank of Atlanta.

Nonaccrual Loans. Loans are generally placed on nonaccrual status if principal or interest payments become 90 days past due and/or management deems the collectability of the principal and/or interest to be doubtful. Loans are returned to accrual status when the principal and interest amounts contractually due are brought current or when future payments are reasonably assured.

The following table presents the recorded investment in nonaccrual loans and loans past due over 90 days and still on accrual by class of loans at December 31:

	2012		2011	
(Dollars in Thousands)	Nonaccrual	90 + Days	Nonaccrual	90 + Days
Commercial, Financial and Agricultural	$ 1,069	—	$ 755	46
Real Estate – Construction	4,071	—	334	—
Real Estate – Commercial Mortgage	41,045	—	42,820	—
Real Estate – Residential	13,429	—	25,671	58
Real Estate – Home Equity	4,034	—	4,283	95
Consumer	574	—	1,160	25
Total Nonaccrual Loans	$ 64,222	—	$ 75,023	224

Loan Portfolio Aging. A loan is defined as a past due loan when one full payment is past due or a contractual maturity is over 30 days past due ("DPD").

The following table presents the aging of the recorded investment in past due loans by class of loans at December 31,

2012 *(Dollars in Thousands)*	30-59 DPD	60-89 DPD	90 + DPD	Total Past Due	Total Current	Total Loans
Commercial, Financial and Agricultural	$ 302	$ 314	$ —	$ 616	$ 138,165	$ 139,850
Real Estate – Construction	375	—	—	375	33,066	37,512
Real Estate – Commercial Mortgage	1,090	583	—	1,673	570,907	613,625
Real Estate – Residential	2,788	1,199	—	3,987	304,570	321,986
Real Estate – Home Equity	711	487	—	1,198	231,031	236,263
Consumer	1,693	392	—	2,085	155,218	157,877
Total Past Due Loans	$ 6,959	$ 2,975	$ —	$ 9,934	$1,432,957	$1,507,113

2011 (Dollars in Thousands)	30-59 DPD	60-89 DPD	90 + DPD	Total Past Due	Total Current	Total Loans
Commercial, Financial and Agricultural	$ 307	$ 49	$ 46	$ 402	$ 129,722	$ 130,879
Real Estate – Construction	—	—	—	—	18,558	18,892
Real Estate – Commercial Mortgage	3,070	646	—	3,716	592,604	639,140
Real Estate – Residential	7,983	3,031	58	11,072	348,878	385,621
Real Estate – Home Equity	1,139	500	95	1,734	238,246	244,263
Consumer	2,355	345	25	2,725	184,778	188,663
Total Past Due Loans	$14,854	$ 4,571	$ 224	$19,649	$1,512,786	$1,607,458

Allowance for Loan Losses. The allowance for loan losses is a reserve established through a provision for loan losses charged to expense, which represents management's best estimate of probable losses within the existing portfolio of loans. Loans are charged-off to the allowance when losses are deemed to be probable and reasonably quantifiable.

The following table details the activity in the allowance for loan losses by portfolio class for the years ended December 31, 2012 and 2011. Allocation of a portion of the allowance to one category of loans does not preclude its availability to absorb losses in other categories.

(Dollars in Thousands)	Commercial, Financial, Agricultural	Real Estate Construction	Real Estate Commercial Mortgage	Real Estate Residential	Real Estate Home Equity	Consumer	Unallocated	Total
2012								
Beginning Balance	$ 1,534	$ 1,133	$ 10,660	$ 12,518	$ 2,392	$ 1,887	$ 911	$ 31,035
Provision for Loan Losses	251	2,309	5,770	4,588	3,050	82	116	16,166
Charge-Offs	(822)	(629)	(6,031)	(9,719)	(2,896)	(2,125)	—	(22,222)
Recoveries	290	43	682	1,291	399	1,483	—	4,188
Net Charge-Offs	(532)	(586)	(5,349)	(8,428)	(2,497)	(642)		(18,034)
Ending Balance	$ 1,253	$ 2,856	$ 11,081	$ 8,678	$ 2,945	$ 1,327	$ 1,027	$ 29,167
2011								
Beginning Balance	$ 1,544	$ 2,060	$ 8,645	$ 17,046	$ 2,522	$ 2,612	$ 1,007	$ 35,436
Provision for Loan Losses	1,446	(827)	8,477	6,864	2,383	749	(96)	18,996
Charge-Offs	(1,843)	(114)	(6,713)	(11,870)	(2,727)	(2,924)	—	(26,191)
Recoveries	387	14	251	478	214	1,450	—	2,794
Net Charge-Offs	(1,456)	(100)	(6,462)	(11,392)	(2,513)	(1,474)	—	(23,397)
Ending Balance	$ 1,534	$ 1,133	$ 10,660	$ 12,518	$ 2,392	$ 1,887	$ 911	$ 31,035
2010								
Beginning Balance	$ 2,409	$ 12,117	$ 8,751	$ 14,159	$ 2,201	$ 3,457	$ 905	$ 43,999
Provision for Loan Losses	883	(4,188)	8,395	14,670	2,853	1,109	102	23,824
Charge-Offs	(2,118)	(5,877)	(8,762)	(12,168)	(3,087)	(3,502)	—	(35,514)
Recoveries	370	8	261	385	555	1,548	—	3,127
Net Charge-Offs	(1,748)	(5,869)	(8,501)	(11,783)	(2,532)	(1,954)	—	(32,387)
Ending Balance	$ 1,544	$ 2,060	$ 8,645	$ 17,046	$ 2,522	$ 2,612	$ 1,007	$ 35,436

The following table details the amount of the allowance for loan losses by portfolio class at December 31, disaggregated on the basis of the Company's impairment methodology.

(Dollars in Thousands)	Commercial, Financial, Agricultural	Real Estate Construction	Real Estate Commercial Mortgage	Real Estate Residential	Real Estate Home Equity	Consumer	Unallocated	Total
2012								
Period-end amount Allocated to:								
Loans Individually Evaluated for Impairment	$ 210	$ 714	$ 6,641	$ 2,778	$ 546	$ 32	$ —	$10,921
Loans Collectively Evaluated for Impairment	1,043	2,142	4,440	5,900	2,399	1,295	1,027	18,246
Ending Balance	$ 1,253	$ 2,856	$ 11,081	$ 8,678	$ 2,945	$ 1,327	$ 1,027	$29,167
2011								
Period-end amount Allocated to:								
Loans Individually Evaluated for Impairment	$ 311	$ 68	$ 5,828	$ 4,702	$ 239	$ 26	$ —	$11,174
Loans Collectively Evaluated for Impairment	1,223	1,065	4,832	7,816	2,153	1,861	911	19,861
Ending Balance	$ 1,534	$ 1,133	$ 10,660	$ 12,518	$ 2,392	$ 1,887	$ 911	$31,035
2010								
Period-end amount Allocated to:								
Loans Individually Evaluated for Impairment	$ 252	$ 413	$ 4,640	$ 7,965	$ 1,389	$ 71	$ —	$14,730
Loans Collectively Evaluated for Impairment	1,292	1,647	4,005	9,081	1,133	2,541	1,007	20,706
Ending Balance	$ 1,544	$ 2,060	$ 8,645	$ 17,046	$ 2,522	$ 2,612	$ 1,007	$35,436

The Company's recorded investment in loans as of December 31 related to each balance in the allowance for loan losses by portfolio class and disaggregated on the basis of the Company's impairment methodology was as follows:

(Dollars in Thousands)	Commercial, Financial, Agricultural	Real Estate Construction	Real Estate Commercial Mortgage	Real Estate Residential	Real Estate Home Equity	Consumer	Unallocated	Total
2012								
Individually Evaluated for Impairment	$ 2,325	$ 4,232	$ 74,650	$ 23,030	$ 3,858	$ 687	$ —	$ 108,782
Collectively Evaluated for Impairment	137,525	33,280	538,975	298,956	232,405	157,190	—	1,398,331
Total	$ 139,850	$ 37,512	$ 613,625	$ 321,986	$ 236,263	$ 157,877	$ —	$1,507,113
2011								
Individually Evaluated for Impairment	$ 1,653	$ 511	$ 65,624	$ 36,324	$ 3,527	$ 143	$ —	$ 107,782
Collectively Evaluated for Impairment	129,226	18,381	573,516	349,297	240,736	188,520	—	1,499,676
Total	$ 130,879	$ 18,892	$ 639,140	$ 385,621	$ 244,263	$ 188,663	$ —	$1,607,458
2010								
Individually Evaluated for Impairment	$ 1,685	$ 2,533	$ 42,369	$ 37,779	$ 3,278	$ 144	$ —	$ 87,788
Collectively Evaluated for Impairment	155,709	35,447	629,333	386,450	248,287	204,086	—	1,659,312
Total	$ 157,394	$ 37,980	$ 671,702	$ 424,229	$ 251,565	$ 204,230	$ —	$1,747,100

Impaired Loans. Loans are deemed to be impaired when, based on current information and events, it is probable that the Company will not be able to collect all amounts due (principal and interest payments), according to the contractual terms of the loan agreement. Loans, for which the terms have been modified, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings and classified as impaired.

The following table presents loans individually evaluated for impairment by class of loans at December 31:

(Dollars in Thousands)	Unpaid Principal Balance	Recorded Investment With No Allowance	Recorded Investment With Allowance	Related Allowance
2012				
Commercial, Financial and Agricultural	$ 2,325	$ 527	$ 1,797	$ 210
Real Estate – Construction	4,232	—	4,232	714
Real Estate – Commercial Mortgage	74,650	22,594	52,056	6,641
Real Estate – Residential	23,030	2,635	20,395	2,778
Real Estate – Home Equity	3,858	890	2,968	546
Consumer	687	123	565	32
Total	$ 108,782	$ 26,769	$ 82,013	$ 10,921
2011				
Commercial, Financial and Agricultural	$ 1,653	$ 671	$ 982	$ 311
Real Estate – Construction	511	—	511	68
Real Estate – Commercial Mortgage	65,624	19,987	45,637	5,828
Real Estate – Residential	36,324	6,897	29,427	4,702
Real Estate – Home Equity	3,527	645	2,882	239
Consumer	143	90	53	26
Total	$ 107,782	$ 28,290	$ 79,492	$ 11,174

The following table summarizes the average recorded investment and interest income recognized for 2012, 2011, and 2010 by class of impaired loans:

	2012		2011		2010	
(Dollars in Thousands)	Average Recorded Investment	Total Interest Income	Average Recorded Investment	Total Interest Income	Average Recorded Investment	Total Interest Income
Commercial, Financial and Agricultural	$ 2,018	$ 81	$ 1,554	$ 62	$ 2,768	$ 116
Real Estate – Construction	4,443	70	1,775	36	5,801	76
Real Estate – Commercial Mortgage	70,701	2,113	50,706	1,285	48,820	1,648
Real Estate – Residential	28,680	853	30,988	667	41,958	920
Real Estate – Home Equity	3,540	95	2,743	61	3,087	45
Consumer	229	3	90	3	172	9
Total	$ 109,611	$ 3,215	$ 87,856	$ 2,114	$ 102,606	$ 2,814

Credit Risk Management. The Company has adopted comprehensive lending policies, underwriting standards and loan review procedures designed to maximize loan income within an acceptable level of risk. Management and the Board of Directors review and approve these policies and procedures on a regular basis (at least annually).

Reporting systems have been implemented to monitor loan originations, loan quality, concentrations of credit, loan delinquencies and nonperforming loans and potential problem loans. Management and the Credit Risk Oversight Committee periodically review our lines of business to monitor asset quality trends and the appropriateness of credit policies. In addition, total borrower exposure limits are established and concentration risk is monitored. As part of this process, the overall composition of the portfolio is reviewed to gauge diversification of risk, client concentrations, industry group, loan type, geographic area, or other relevant classifications of loans. Specific segments of the loan portfolio are monitored and reported to the Board on a quarterly basis and have strategic plans in place to supplement Board approved credit policies governing exposure limits and underwriting standards. Detailed below are the types of loans within the Company's loan portfolio and risk characteristics unique to each.

Commercial, Financial, and Agricultural – Loans in this category are primarily made based on identified cash flows of the borrower with consideration given to underlying collateral and personal or other guarantees. Lending policy establishes debt service coverage ratio limits that require a borrower's cash flow to be sufficient to cover principal and interest payments on all new and existing debt. The majority of these loans are secured by the assets being financed or other business assets such as accounts receivable, inventory, or equipment. Collateral values are determined based upon third party appraisals and evaluations. Loan to value ratios at origination are governed by established policy guidelines.

Real Estate Construction – Loans in this category consist of short-term construction loans, revolving and non-revolving credit lines and construction/permanent loans made to individuals and investors to finance the acquisition, development, construction or rehabilitation of real property. These loans are primarily made based on identified cash flows of the borrower or project and generally secured by the property being financed, including 1-4 family residential properties and commercial properties that are either owner-occupied or investment in nature. These properties may include either vacant or improved property. Collateral values are determined based upon third party appraisals and evaluations. Loan to value ratios at origination are governed by established policy guidelines.

Real Estate Commercial Mortgage – Loans in this category consists of commercial mortgage loans secured by property that is either owner-occupied or investment in nature. These loans are primarily made based on identified cash flows of the borrower or project with consideration given to underlying real estate collateral and personal guarantees. Lending policy establishes debt service coverage ratios and loan to value ratios specific to the property type. Collateral values are determined based upon third party appraisals and evaluations.

Real Estate Residential – Residential mortgage loans held in the Company's loan portfolio are made to borrowers that demonstrate the ability to make scheduled payments with full consideration to underwriting factors such as current income, employment status, current assets, and other financial resources, credit history, and the value of the collateral. Collateral consists of mortgage liens on 1-4 family residential properties. Collateral values are determined based upon third party appraisals and evaluations. The Company does not originate sub-prime loans.

Real Estate Home Equity – Home equity loans and lines are made to qualified individuals for legitimate purposes generally secured by senior or junior mortgage liens on owner-occupied 1-4 family homes or vacation homes. Borrower qualifications include favorable credit history combined with supportive income and debt ratio requirements and combined loan to value ratios within established policy guidelines. Collateral values are determined based upon third party appraisals and evaluations.

Consumer Loans – This loan portfolio includes personal installment loans, direct and indirect automobile financing, and overdraft lines of credit. The majority of the consumer loan portfolio consists of indirect and direct automobile loans. Lending policy establishes maximum debt to income ratios, minimum credit scores, and includes guidelines for verification of applicants' income and receipt of credit reports.

Credit Quality Indicators. As part of the ongoing monitoring of the Company's loan portfolio quality, management categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment performance, credit documentation, and current economic/market trends, among other factors. Risk ratings are assigned to each loan and revised as needed through established monitoring procedures for individual loan relationships over a predetermined amount and review of smaller balance homogenous loan pools. The Company uses the definitions noted below for categorizing and managing its criticized loans. Loans categorized as "Pass" do not meet the criteria set forth for the Special Mention, Substandard, or Doubtful categories and are not considered criticized.

Special Mention – Loans in this category are presently protected from loss, but weaknesses are apparent which, if not corrected, could cause future problems. Loans in this category may not meet required underwriting criteria and have no mitigating factors. More than the ordinary amount of attention is warranted for these loans.

Substandard – Loans in this category exhibit well-defined weaknesses that would typically bring normal repayment into jeopardy. These loans are no longer adequately protected due to well-defined weaknesses that affect the repayment capacity of the borrower. The possibility of loss is much more evident and above average supervision is required for these loans.

Doubtful – Loans in this category have all the weaknesses inherent in a loan categorized as Substandard, with the characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

The following table presents the risk category of loans by segment at December 31:

2012 (Dollars in Thousands)	Commercial, Financial, Agriculture	Real Estate	Consumer	Total Loans
Special Mention	$ 4,380	$ 54,938	$ 142	$ 59,460
Substandard	10,863	177,277	1,624	189,764
Doubtful	158	1,515	—	1,673
Total Criticized Loans	$ 15,401	$ 233,730	$ 1,766	$ 250,897

2011 (Dollars in Thousands)	Commercial, Financial, Agriculture	Real Estate	Consumer	Total Loans
Special Mention	$ 4,883	$ 43,787	$ 79	$ 48,749
Substandard	9,804	202,734	1,699	214,237
Doubtful	111	7,763	—	7,874
Total Criticized Loans	$ 14,798	$ 254,284	$ 1,778	$ 270,860

Troubled Debt Restructurings ("TDRs"). TDRs are loans in which the borrower is experiencing financial difficulty and the Company has granted an economic concession to the borrower that it would not otherwise consider. In these instances, as part of a work-out alternative, the Company will defer cash payments required as part of the loan agreement through either a principal moratorium or extension of the loan term. The impact of the TDR modifications and defaults are factored into the allowance for loan losses on a loan-by-loan basis as all TDRs are, by definition, impaired loans. Thus, specific reserves are established based upon the results of either a discounted cash flow analysis or the underlying collateral value, if the loan is deemed to be collateral dependent. In the limited circumstances that a loan is removed from TDR classification it is the Company's policy to also remove it from the impaired loan category, but to continue to individually evaluate loan impairment based on the contractual terms specified by the loan agreement.
The following table presents loans classified as TDRs at December 31:

	2012		2011	
(Dollars in Thousands)	Accruing	Nonaccruing	Accruing	Nonaccruing
Commercial, Financial and Agricultural	$ 1,462	$ 508	$ 694	$ —
Real Estate – Construction	161	—	178	—
Real Estate – Commercial Mortgage	29,870	8,425	20,062	12,029
Real Estate – Residential	13,824	936	15,553	947
Real Estate – Home Equity	1,587	—	1,161	—
Consumer	570	10	27	—
Total TDRs	$ 47,474	$ 9,879	$ 37,675	$ 12,976

Loans classified as TDRs during 2012 and 2011 are presented in the table below. The modifications made during the reporting period involved either an extension of the loan term or a principal moratorium and the financial impact of these modifications was not material.

	2012			2011		
(Dollars in Thousands)	Number of Contracts	Pre-Modified Recorded Investment	Post-Modified Recorded Investment	Number of Contracts	Pre-Modified Recorded Investment	Post-Modified Recorded Investment
Commercial, Financial and Agricultural	12	$ 1,989	$ 1,857	7	$ 568	$ 547
Real Estate – Construction	6	969	976	5	3,679	3,752
Real Estate – Commercial Mortgage	54	15,704	16,011	46	16,197	16,311
Real Estate – Residential	68	7,067	6,955	79	15,249	15,487
Real Estate – Home Equity	19	770	731	9	639	660
Consumer	60	606	656	2	24	23
Total TDRs	219	$ 27,105	$ 27,186	148	$ 36,356	$ 36,780

Loans modified as TDRs during 2012 and 2011 that have subsequently defaulted during the twelve months ended December 31, 2012 and 2011 are presented in the table below.

	2012		2011	
(Dollars in Thousands)	Number of Contracts	Post-Modified Recorded Investment	Number of Contracts	Post-Modified Recorded Investment
Commercial, Financial and Agricultural	—	$ —	2	$ 218
Real Estate – Construction	4	713	1	2,327
Real Estate – Commercial Mortgage	3	1,001	12	5,221
Real Estate – Residential	7	1,906	7	1,424
Real Estate – Home Equity	—	—	—	—
Consumer	1	2	—	—
Total TDRs	15	$ 3,622	22	$ 9,190

NOTE 4 - INTANGIBLE ASSETS

The Company had net intangible assets of $85.1 million and $85.5 million at December 31, 2012 and December 31, 2011, respectively. Intangible assets were as follows:

	2012		2011	
(Dollars in Thousands)	Gross Amount	Accumulated Amortization	Gross Amount	Accumulated Amortization
Core Deposit Intangibles	$ 47,176	$ 47,157	$ 47,176	$ 46,918
Goodwill	84,811	—	84,811	—
Customer Relationship Intangible	1,867	1,644	1,867	1,452
Total Intangible Assets	$ 133,854	$ 48,801	$ 133,854	$ 48,370

Net Core Deposit Intangibles: As of December 31, 2012 and December 31, 2011, the Company had net core deposit intangibles of $19,000 and $0.2 million, respectively. Amortization expense for the twelve months of 2012, 2011, and 2010 was approximately $0.2 million, $0.5 million, and $2.6 million, respectively. All of our core deposit intangibles will be fully amortized in January 2013.

Goodwill: As of December 31, 2012 and December 31, 2011, the Company had goodwill, net of accumulated amortization, of $84.8 million. Goodwill is tested for impairment on an annual basis, or more often if impairment indicators exist. A goodwill impairment test consists of two steps. Step One compares the estimated fair value of the reporting unit to its carrying amount. If the carrying amount exceeds the estimated fair value, Step Two is performed by comparing the fair value of the reporting unit's implied goodwill to the carrying value of goodwill. If the carrying value of the reporting unit's goodwill exceeds the estimated fair value, an impairment charge is recorded equal to the excess.

During the fourth quarter of 2012, the Company performed its annual goodwill impairment test. The Step One test indicated that the carrying amount (including goodwill) of the Company's reporting unit exceeded its estimated fair value. The Step Two test indicated the estimated fair value of our reporting unit's implied goodwill exceeded its carrying amount. Based on the results of the Step Two analysis, the Company concluded that goodwill was not impaired as of December 31, 2012.

Other: As of December 31, 2012 and December 31, 2011, the Company had a customer relationship intangible asset, net of accumulated amortization, of $0.2 million and $0.4 million, respectively. This intangible asset was recorded as a result of the acquisition of trust customer relationships. Amortization expense for the twelve months of 2012 and 2011 was approximately $192,000. Estimated annual amortization expense is approximately $0.2 million based on use of a 10-year useful life.

Note 5
PREMISES AND EQUIPMENT

The composition of the Company's premises and equipment at December 31 was as follows:

(Dollars in Thousands)		2012		2011
Land	$	24,404	$	24,491
Buildings		113,693		115,211
Fixtures and Equipment		57,112		57,066
Total		195,209		196,768
Accumulated Depreciation		(88,117)		(85,777)
Premises and Equipment, Net	$	107,092	$	110,991

Note 6
DEPOSITS

Interest bearing deposits, by category, as of December 31, were as follows:

(Dollars in Thousands)		2012		2011
NOW Accounts	$	842,435	$	828,990
Money Market Accounts		267,766		276,910
Savings Accounts		184,541		158,462
Other Time Deposits		241,019		289,840
Total Interest Bearing Deposits	$	1,535,761	$	1,554,202

At December 31, 2012 and 2011, $7.1 million and $2.4 million, respectively, in overdrawn deposit accounts were reclassified as loans.

Time deposits in denominations of $100,000 or more totaled $63.1 million and $85.7 million at December 31, 2012 and December 31, 2011, respectively.

At December 31, the scheduled maturities of time deposits were as follows:

(Dollars in Thousands)		2012
2013	$	200,965
2014		23,882
2015		11,500
2016		2,438
2017 and thereafter		2,234
Total	$	241,019

Interest expense on deposits for the three years ended December 31, was as follows:

(Dollars in Thousands)		2012		2011		2010
NOW Accounts	$	634	$	890	$	1,406
Money Market Accounts		255		437		1,299
Savings Accounts		87		73		65
Time Deposits < $100,000		912		1,958		4,602
Time Deposits > $100,000		220		589		1,273
Total	$	2,108	$	3,947	$	8,645

Note 7
SHORT-TERM BORROWINGS

Short-term borrowings included the following:

(Dollars in Thousands)		Federal Funds Purchased		Securities Sold Under Repurchase Agreements(1)		Other Short-Term Borrowings
2012						
Balance at December 31	$	—	$	40,639	$	6,796(2)
Maximum indebtedness at any month end		—		62,458		6,991
Daily average indebtedness outstanding		—		47,485		4,679
Average rate paid for the year		— %		0.05%		3.68%
Average rate paid on period-end borrowings		— %		0.05%		3.69%
2011						
Balance at December 31	$	—	$	43,372	$	—
Maximum indebtedness at any month end		7,575		75,525		11,222
Daily average indebtedness outstanding		1,213		58,973		7,875
Average rate paid for the year		0.03%		0.09%		3.17%
Average rate paid on period-end borrowings		— %		0.05%		— %
2010						
Balance at December 31	$	10,275	$	71,633	$	11,020(2)
Maximum indebtedness at any month end		12,550		71,633		11,792
Daily average indebtedness outstanding		6,269		16,733		4,861
Average rate paid for the year		0.02%		0.12%		2.84%
Average rate paid on period-end borrowings		0.01%		0.10%		3.37%

(1) *Balances are fully collateralized by government treasury or agency securities held in the Company's investment portfolio.*

(2) *Includes FHLB debt of $6.8 million at December 31, 2012 and FHLB debt and client tax deposit balances of $10.0 million and $1.0 million, respectively at December 31, 2010.*

Note 8
LONG-TERM BORROWINGS

Federal Home Loan Bank Notes. FHLB advances totaled $46.9 million at December 31, 2012 and $44.6 million at December 31, 2011. The advances mature at varying dates from 2013 through 2025 and had a weighted-average rate of 3.38% and 3.98% at December 31, 2012 and 2011, respectively. The FHLB advances are collateralized by a blanket floating lien on all 1-4 family residential mortgage loans, commercial real estate mortgage loans, and home equity mortgage loans. Interest on the FHLB advances is paid on a monthly basis.

Scheduled minimum future principal payments on FHLB advances at December 31 were as follows:

(Dollars in Thousands)		2012
2013	$	3,582
2014		7,661
2015		6,252
2016		2,949
2017		7,786
2018 and thereafter		18,629
Total	$	46,859

Junior Subordinated Deferrable Interest Notes. The Company has issued two junior subordinated deferrable interest notes to wholly owned Delaware statutory trusts. The first note for $30.9 million was issued to CCBG Capital Trust I. The second note for $32.0 million was issued to CCBG Capital Trust II. The two trusts are considered variable interest entities for which the Company is not the primary beneficiary. Accordingly, the accounts of the trusts are not included in the Company's consolidated financial statements. See Note 1 - Summary of Significant Accounting Policies for additional information about the Company's consolidation policy. Details of the Company's transaction with the two trusts are provided below.

In November 2004, CCBG Capital Trust I issued $30.0 million of trust preferred securities which represent interest in the assets of the trust. The interest payments are due quarterly at LIBOR plus a margin of 1.90%, adjusted quarterly. The trust preferred securities will mature on December 31, 2034, and are redeemable upon approval of the Federal Reserve in whole or in part at the option of the Company at any time after December 31, 2009 and in whole at any time upon occurrence of certain events affecting their tax or regulatory capital treatment. Distributions on the trust preferred securities are payable quarterly on March 31, June 30, September 30, and December 31 of each year. CCBG Capital Trust I also issued $928,000 of common equity securities to CCBG. The proceeds of the offering of trust preferred securities and common equity securities were used to purchase a $30.9 million junior subordinated deferrable interest note issued by the Company, which has terms similar to the trust preferred securities.

In May 2005, CCBG Capital Trust II issued $31.0 million of trust preferred securities which represent interest in the assets of the trust. The interest payments are due quarterly at LIBOR plus a margin of 1.80%, adjusted annually. The trust preferred securities will mature on June 15, 2035, and are redeemable upon approval of the Federal Reserve in whole or in part at the option of the Company at any time after May 20, 2010 and in whole at any time upon occurrence of certain events affecting their tax or regulatory capital treatment. Distributions on the trust preferred securities are payable quarterly on March 15, June 15, September 15, and December 15 of each year. CCBG Capital Trust II also issued $959,000 of common equity securities to CCBG. The proceeds of the offering of trust preferred securities and common equity securities were used to purchase a $32.0 million junior subordinated deferrable interest note issued by the Company, which has terms substantially similar to the trust preferred securities.

The Company has the right to defer payments of interest on the two notes at any time or from time to time for a period of up to twenty consecutive quarterly interest payment periods. Under the terms of each note, in the event that under certain circumstances there is an event of default under the note or the Company has elected to defer interest on the note, the Company may not, with certain exceptions, declare or pay any dividends or distributions on its capital stock or purchase or acquire any of its capital stock. As of February 2012, in consultation with the Federal Reserve, the Company elected to defer the interest payments on the notes. The Company will, however, continue the accrual of interest on the notes in accordance with their contractual obligations.

The Company has entered into agreements to guarantee the payments of distributions on the trust preferred securities and payments of redemption of the trust preferred securities. Under these agreements, the Company also agrees, on a subordinated basis, to pay expenses and liabilities of the two trusts other than those arising under the trust preferred securities. The obligations of the Company under the two junior subordinated notes, the trust agreements establishing the two trusts, the guarantee and agreement as to expenses and liabilities, in aggregate, constitute a full and unconditional guarantee by the Company of the two trusts' obligations under the two trust preferred security issuances.

Despite the fact that the accounts of CCBG Capital Trust I and CCBG Capital Trust II are not included in the Company's consolidated financial statements, the $30.0 million and $31.0 million, respectively, in trust preferred securities issued by these subsidiary trusts are included in the Tier I Capital of Capital City Bank Group, Inc. as allowed by Federal Reserve guidelines.

Note 9
INCOME TAXES

The provision for income taxes reflected in the statements of comprehensive income is comprised of the following components:

(Dollars in Thousands)		2012		2011		2010
Current:						
Federal	$	1,189	$	3,124	$	(5,392)
State		280		424		525
Deferred:						
Federal		(1,260)		(1,828)		3,990
State		(1,597)		(1,350)		(2,158)
Valuation Allowance		52		259		66
Total	$	(1,336)	$	629	$	(2,969)

Income taxes provided were different than the tax expense computed by applying the statutory federal income tax rate of 35% to pre-tax income as a result of the following:

(Dollars in Thousands)		2012		2011		2010
Tax Expense at Federal Statutory Rate	$	(430)	$	1,934	$	(1,184)
Increases (Decreases) Resulting From:						
Tax-Exempt Interest Income		(402)		(612)		(955)
Change in Reserve for Uncertain Tax Position		(347)		(168)		127
State Taxes, Net of Federal Benefit		(856)		(602)		(1,062)
Other		199		(182)		39
Change in Valuation Allowance		52		259		66
Increase Deferred Tax Liability for Equity Investment		448		—		—
Actual Tax Expense	$	(1,336)	$	629	$	(2,969)

Deferred income tax liabilities and assets result from differences between assets and liabilities measured for financial reporting purposes and for income tax return purposes. These assets and liabilities are measured using the enacted tax rates and laws that are currently in effect. The net deferred tax asset and the temporary differences comprising that balance at December 31, 2012 and 2011 are as follows:

(Dollars in Thousands)		2012		2011
Deferred Tax Assets Attributable to:				
Allowance for Loan Losses	$	11,253	$	11,973
Associate Benefits		297		297
Accrued Pension/SERP		18,927		15,448
Interest on Nonperforming Loans		777		580
State Net Operating Loss and Tax Credit Carry-Forwards		5,002		4,119
Federal Capital Loss and Credit Carry-Forwards		641		287
Intangible Assets		224		198
Core Deposit Intangible		1,687		2,487
Contingency Reserve		9		241
Accrued Expense		442		437
Leases		413		410
Other Real Estate Owned		9,869		10,551
Other		2,610		895
Total Deferred Tax Assets	$	52,151	$	47,923
Deferred Tax Liabilities Attributable to:				
Depreciation on Premises and Equipment	$	7,117	$	6,843
Deferred Loan Fees and Costs		2,864		2,907
Net Unrealized Gains on Investment Securities		585		880
Intangible Assets		3,119		2,819
Accrued Pension/SERP		1,870		3,368
Securities Accretion		—		—
Market Value on Loans Held for Sale		—		—
Other		497		1,638
Total Deferred Tax Liabilities		16,052		18,455
Valuation Allowance		1,170		1,118
Net Deferred Tax Asset	$	34,929	$	28,350

In the opinion of management, it is more likely than not that all of the deferred tax assets, with the exception of the separate state net operating loss carry-forward of CCBG, the separate state net operating loss carry-forwards of an inactive subsidiary, and certain of the Bank's separate state tax credit carry-forwards, will be realized. Accordingly, a valuation allowance for CCBG's separate state net operating loss carry-forward was recorded in 2008 and increased for CCBG's additional state operating loss carry-forward generated in 2009 through 2012. This valuation allowance at year-end 2012 was $1.0 million. In addition, a valuation allowance for the inactive subsidiary's separate state net operating loss carry-forwards and for certain of the Bank's state tax credit carry-forwards totaled $0.2 million at year-end 2012. At year-end 2012, the Company had state loss and tax credit carry-forwards of approximately of $5 million, which expire at various dates from 2013 through 2032, and federal loss and tax credit carry-forwards of approximately $0.6 million, which begin to expire in 2015.

Changes in net deferred income tax assets were:

(Dollars in Thousands)		2012		2011
Balance at Beginning of Year	$	28,350	$	20,499
Income Tax Benefit From Change in Pension Liability		3,479		5,135
Income Tax Benefit (Expense) From Change in Unrealized Gains on Available-for-Sale Securities		295		(203)
Deferred Income Tax Benefit on Continuing Operations		2,805		2,919
Balance at End of Year	$	34,929	$	28,350

The Company had unrecognized tax benefits at December 31, 2012, 2011, and 2010 of $4.2 million, $4.6 million, and $4.8 million, respectively, of which $2.7 million would increase income from continuing operations, and thus impact the Company's effective tax rate, if ultimately recognized into income.

A reconciliation of the beginning and ending unrecognized tax benefit is as follows:

(Dollars in Thousands)	2012	2011	2010
Balance at January 1,	$ 4,577	$ 4,770	$ 4,589
Additions Based on Tax Positions Related to Current Year	508	522	611
Decrease Due to Lapse in Statue of Limitations	(876)	(715)	(430)
Balance at December 31	$ 4,209	$ 4,577	$ 4,770

It is the Company's policy to recognize interest and penalties accrued relative to unrecognized tax benefits in their respective federal or state income taxes accounts. The total amounts of interest and penalties recorded in the income statement – income tax expense for the years ended December 31, 2012, 2011, and 2010 were $108,000, $(43,000), and $9,000, respectively. The amounts accrued for interest and penalties at December 31, 2012 and 2011 were $0.9 million and $1.1 million respectively.

The Company anticipates a significant decrease in the amount of unrecognized tax benefits in the next 12 months due to a lapse in the statute of limitations. The amount of the decrease is estimated to range from $0 to $1 million.

The Company and its subsidiaries file a consolidated U.S. federal income tax return, as well as file various returns in states where its banking offices are located. The Company is no longer subject to U.S. federal or state tax examinations for years before 2009.

Note 10
STOCK-BASED COMPENSATION

As of December 31, 2012, the Company had three stock-based compensation plans, consisting of the 2011 Associate Incentive Plan ("AIP"), the 2011 Associate Stock Purchase Plan ("ASPP"), and the 2011 Director Stock Purchase Plan ("DSPP"). These plans, which were approved by the shareowners in April 2011, replaced substantially similar plans approved by the shareowners in 2004. Total compensation expense associated with these plans for 2010 through 2012 was $0.1 million, $0.1 million, and $0.5 million, respectively.

AIP. The Company's AIP allows the Company's Board of Directors to award key associates various forms of equity-based incentive compensation. In 2012, the Company, pursuant to the terms and conditions of the AIP, created the 2012 Incentive Plan ("2012 Plan"), under which all participants in the 2012 plan were eligible to earn performance shares. Awards under the 2012 Plan were tied to internally established earnings goals. The grant-date fair value of the shares eligible to be awarded in 2012 was approximately $0.7 million. In addition, each plan participant is eligible to receive from the Company a tax supplement bonus equal to 31% of the stock award value at the time of issuance. A total of 78,598 shares were eligible for issuance of which 28,470 were earned. For 2010 and 2011, the Company recognized no expense for the AIP.

Executive Stock Option Agreement. Prior to 2007, the Company maintained a stock option program for a key executive officer (William G. Smith, Jr. - Chairman, President and CEO, CCBG). The status of the options granted under this arrangement is detailed in the table provided below. In 2007, the Company replaced its practice of entering into an annual stock option arrangement by establishing a Performance Share Unit Plan under the provisions of the AIP that allows the executive to earn shares based on the compound annual growth rate in diluted earnings per share over a three-year period. For 2010 through 2012, the Company recognized no expense related to this plan.

A summary of the status of the Company's option shares is presented below:

Options	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2012	60,384	$ 32.79	$ 2.9	$ —
Granted	—	—	—	—
Exercised	—	—	—	—
Forfeited or expired	—	—	—	—
Outstanding at December 31, 2012	60,384	$ 32.79	$ 1.9	$ —
Exercisable at December 31, 2012	60,384	$ 32.79	$ 1.9	$ —

DSPP. The Company's DSPP allows the directors to purchase the Company's common stock at a price equal to 90% of the closing price on the date of purchase. Stock purchases under the DSPP are limited to the amount of the directors' annual retainer and meeting fees. Under the 2011 DSPP there were 150,000 shares reserved for issuance. For 2012, the Company issued 25,864 shares under the DSPP and recognized approximately $21,000 in expense related to this plan. For 2011, the Company issued 21,872 shares and recognized approximately $23,000 in expense related to the DSPP. In 2010, 22,152 shares were issued and approximately $26,000 in expense was recognized under the DSPP.

ASPP. Under the Company's ASPP, substantially all associates may purchase the Company's common stock through payroll deductions at a price equal to 90% of the lower of the fair market value at the beginning or end of each six-month offering period. Stock purchases under the ASPP are limited to 10% of an associate's eligible compensation, up to a maximum of $25,000 (fair market value on each enrollment date) in any plan year. Shares are issued at the beginning of the quarter following each six-month offering period. Under the 2011 ASPP there were 593,750 shares of common stock reserved for issuance. For 2012, the Company issued 43,378 shares under the ASPP and recognized approximately $119,000 in expense related to this plan. For 2011, the Company issued 38,210 shares and recognized approximately $72,000 in expense related to the ASPP. For 2010, the Company issued 41,486 shares and recognized approximately $109,000 in expense under the ASPP.

Based on the Black-Scholes option pricing model, the weighted average estimated fair value of each of the purchase rights granted under the ASPP was $1.61 for 2012. For 2011 and 2010, the weighted average fair value purchase right granted was $1.74 and $2.67, respectively. In calculating compensation, the fair value of each stock purchase right was estimated on the date of grant using the following weighted average assumptions:

	2012	2011	2010
Dividend yield	— %	3.5%	4.4%
Expected volatility	32.0%	31.0%	41.0%
Risk-free interest rate	0.1%	0.2%	0.2%
Expected life (in years)	0.5	0.5	0.5

Note 11
EMPLOYEE BENEFIT PLANS

Pension Plan

The Company sponsors a noncontributory pension plan covering substantially all of its associates. Benefits under this plan generally are based on the associate's total years of service and average of the five highest years of compensation during the ten years immediately preceding their departure. The Company's general funding policy is to contribute amounts sufficient to meet minimum funding requirements as set by law and to ensure deductibility for federal income tax purposes.

The following table details on a consolidated basis the changes in benefit obligation, changes in plan assets, the funded status of the plan, components of pension expense, amounts recognized in the Company's consolidated statements of financial condition, and major assumptions used to determine these amounts.

(Dollars in Thousands)	2012	2011	2010
Change in Projected Benefit Obligation:			
Benefit Obligation at Beginning of Year	$ 116,173	$ 97,393	$ 83,749
Service Cost	6,397	6,027	5,691
Interest Cost	5,587	5,243	4,733
Actuarial Loss	14,156	9,430	5,201
Benefits Paid	(7,138)	(1,846)	(1,776)
Expenses Paid	(225)	(245)	(205)
Plan Amendment	—	171	—
Projected Benefit Obligation at End of Year	$ 134,950	$ 116,173	$ 97,393
Change in Plan Assets:			
Fair Value of Plan Assets at Beginning of Year	$ 87,844	$ 84,658	$ 79,547
Actual Return on Plan Assets	8,683	277	7,092
Employer Contributions	5,000	5,000	—
Benefits Paid	(7,138)	(1,846)	(1,776)
Expenses Paid	(225)	(245)	(205)
Fair Value of Plan Assets at End of Year	$ 94,164	$ 87,844	$ 84,658
Funded Status of Plan and Accrued Liability Recognized at End of Year:			
Other Liabilities	$ 40,786	$ 28,330	$ 12,735
Accumulated Benefit Obligation at End of Year	$ 110,985	$ 94,121	$ 77,100
Components of Net Periodic Benefit Costs:			
Service Cost	$ 6,397	$ 6,027	$ 5,691
Interest Cost	5,587	5,243	4,733
Expected Return on Plan Assets	(6,793)	(6,555)	(6,194)
Amortization of Prior Service Costs	359	462	509
Net Loss Amortization	3,390	2,223	2,088
Net Periodic Benefit Cost	$ 8,940	$ 7,400	$ 6,827
Weighted-Average Assumptions Used to Determine Benefit Obligation:			
Discount Rate	4.25%	5.00%	5.55%
Rate of Compensation Increase	3.75%	4.00%	4.25%
Measurement Date	12/31/12	12/31/11	12/31/10
Weighted-Average Assumptions Used to Determine Benefit Cost:			
Discount Rate	5.00%	5.55%	5.75%
Expected Return on Plan Assets	8.00%	8.00%	8.00%
Rate of Compensation Increase	4.00%	4.25%	4.50%
Amortization Amounts from Accumulated Other Comprehensive Income:			
Net Actuarial Loss	$ 8,876	$ 13,486	$ 2,215
Prior Service Cost	(360)	(291)	(509)
Deferred Tax Benefit	(3,285)	(5,091)	(658)
Other Comprehensive Loss, net of tax	$ 5,231	$ 8,104	$ 1,048
Amounts Recognized in Accumulated Other Comprehensive Income:			
Net Actuarial Losses	$ 47,800	$ 38,924	$ 25,438
Prior Service Cost	1,700	2,060	2,351
Deferred Tax Benefit	(19,097)	(15,812)	(10,721)
Accumulated Other Comprehensive Loss, net of tax	$ 30,403	$ 25,172	$ 17,068

The Company expects to recognize approximately $4.6 million of the net actuarial loss reflected in accumulated other comprehensive income at December 31, 2012 as a component of net periodic benefit cost during 2013.

Plan Assets. The Company's pension plan asset allocation at year-end 2012 and 2011, and the target asset allocation for 2013 are as follows:

	Target Allocation	Percentage of Plan Assets at Year-End(1)	
	2013	2012	2011
Equity Securities	65%	61%	51%
Debt Securities	30%	29%	33%
Cash and Cash Equivalents	5%	10%	16%
Total	100%	100%	100%

(1) *Represents asset allocation at year-end which may differ from the average target allocation for the year due to the year-end cash contribution to the plan.*

The Company's pension plan assets are overseen by the CCBG Retirement Committee. Capital City Trust Company acts as the investment manager for the plan. The investment strategy is to maximize return on investments while minimizing risk. The Company believes the best way to accomplish this goal is to take a conservative approach to its investment strategy by investing in high-grade equity and debt securities. The overall expected long-term rate of return on assets is a weighted-average expectation for the return on plan assets. The Company considers historical performance data and economic/financial data to arrive at expected long-term rates of return for each asset category.

The major categories of assets in the Company's pension plan as of December 31 are presented in the following table. Assets are segregated by the level of the valuation inputs within the fair value hierarchy established by ASC Topic 820 utilized to measure fair value (see Note 18 – Fair Value Measurements).

(Dollars in Thousands)	2012	2011
Level 1:		
U.S. Treasury	$ 2,143	$ 4,039
Common Stocks	16,799	14,084
Mutual Funds	58,480	44,382
Cash and Cash Equivalents	7,819	12,287
Level 2:		
U.S. Government Agencies and Corporations	8,923	13,052
Total Fair Value of Plan Assets	$ 94,164	$ 87,844

Expected Benefit Payments. As of December 31, expected benefit payments related to the defined benefit pension plan were as follows:

(Dollars in Thousands)	2012
2013	$ 6,782
2014	8,255
2015	9,920
2016	8,400
2017	8,436
2018 through 2022	51,254
Total	$ 93,047

Contributions. The following table details the amounts contributed to the pension plan in 2012 and 2011, and the expected amount to be contributed in 2013.

(Dollars in Thousands)	2012	2011	Expected Range of Contribution 2013(1)
Actual Contributions	$ 5,000	$ 5,000	$5,000 - $8,000

(1) *For 2013, the Company will have the option to make a cash contribution to the plan or utilize pre-funding balances.*

Supplemental Executive Retirement Plan

The Company has a Supplemental Executive Retirement Plan ("SERP") covering selected executive officers. Benefits under this plan generally are based on the same service and compensation as used for the pension plan, except the benefits are calculated without regard to the limits set by the Internal Revenue Code on compensation and benefits. The net benefit payable from the SERP is the difference between this gross benefit and the benefit payable by the pension plan.

The following table details on a consolidated basis the changes in benefit obligation, the funded status of the plan, components of pension expense, amounts recognized in the Company's consolidated statements of financial condition, and major assumptions used to determine these amounts.

(Dollars in Thousands)	2012	2011	2010
Change in Projected Benefit Obligation:			
Benefit Obligation at Beginning of Year	$ 3,030	$ 3,001	$ 3,174
Service Cost	—	—	—
Interest Cost	140	147	150
Actuarial Loss/(Gain)	322	(151)	(323)
Plan Amendment	—	33	—
Projected Benefit Obligation at End of Year	$ 3,492	$ 3,030	$ 3,001
Funded Status of Plan and Accrued Liability Recognized at End of Year:			
Other Liabilities	$ 3,492	$ 3,030	$ 3,001
Accumulated Benefit Obligation at End of Year	$ 3,492	$ 3,030	$ 2,996
Components of Net Periodic Benefit Costs:			
Service Cost	$ —	$ —	$ —
Interest Cost	140	147	150
Amortization of Prior Service Cost	189	180	180
Net Gain Amortization	(369)	(413)	(424)
Net Periodic Benefit Cost	$ (40)	$ (86)	$ (94)
Weighted-Average Assumptions Used to Determine Benefit Obligation:			
Discount Rate	4.25%	5.00%	5.55%
Rate of Compensation Increase	3.75%	4.00%	4.25%
Measurement Date	12/31/12	12/31/11	12/31/10
Weighted-Average Assumptions Used to Determine Benefit Cost:			
Discount Rate	5.00%	5.50%	5.75%
Rate of Compensation Increase	4.00%	4.25%	4.50%
Amortization Amounts from Accumulated Other Comprehensive Income:			
Net Actuarial Loss	$ 691	$ 263	$ 101
Prior Service Cost	(189)	(147)	(180)
Deferred Tax (Benefit) Expense	(194)	(45)	30
Other Comprehensive Loss (Gain), net of tax	$ 308	$ 71	$ (49)
Amounts Recognized in Accumulated Other Comprehensive Income:			
Net Actuarial Gain	$ (799)	$ (1,490)	$ (1,753)
Prior Service Cost	358	547	694
Defined Tax Liability	170	364	409
Accumulated Other Comprehensive Gain, net of tax	$ (271)	$ (579)	$ (650)

The Company expects to recognize approximately $0.1 million of the net actuarial gain reflected in accumulated other comprehensive income at December 31, 2012 as a component of net periodic benefit cost during 2013.

Expected Benefit Payments. As of December 31, expected benefit payments related to the SERP were as follows:

(Dollars in Thousands)		2012
2012	$	431
2013		542
2014		597
2015		264
2016		88
2017 through 2021		119
Total	$	2,041

401(k) Plan

The Company has a 401(k) Plan which enables associates to defer a portion of their salary on a pre-tax basis. The plan covers substantially all associates of the Company who meet minimum age requirements. The plan is designed to enable participants to elect to have an amount from 1% to 15% of their compensation withheld in any plan year placed in the 401(k) Plan trust account. Matching contributions of 50% from the Company are made up to 6% of the participant's compensation for eligible associates. During 2012, 2011, and 2010, the Company made matching contributions of $0.4 million for each respective year. The participant may choose to invest their contributions into twenty-seven investment options available to 401(k) participants, including the Company's common stock. A total of 50,000 shares of CCBG common stock have been reserved for issuance. Shares issued to participants have historically been purchased in the open market.

Other Plans

The Company has a Dividend Reinvestment and Optional Stock Purchase Plan. A total of 250,000 shares have been reserved for issuance. In recent years, shares for the Dividend Reinvestment and Optional Stock Purchase Plan have been acquired in the open market and, thus, the Company did not issue any shares under this plan in 2012, 2011 and 2010.

Note 12
EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

(Dollars and Per Share Data in Thousands)		2012		2011		2010
Numerator:						
Net Income (Loss)	$	108	$	4,897	$	(413)
Denominator:						
Denominator for Basic Earnings Per Share Weighted-Average Shares		17,205		17,140		17,076
Effects of Dilutive Securities Stock Compensation Plans		15		—		—
Denominator for Diluted Earnings Per Share Adjusted Weighted-Average Shares and Assumed Conversions		17,220		17,140		17,076
Basic Earnings Per Share	$	0.01	$	0.29	$	(0.02)
Diluted Earnings Per Share	$	0.01	$	0.29	$	(0.02)

Stock options for 23,138 and 37,246 shares of common stock related to awards earned in 2003 and 2004, respectively, were not considered in computing diluted earnings per common share for 2012, 2011 and 2010 because they were anti-dilutive.

Note 13
CAPITAL

The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company and Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2012 and 2011, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2012, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk based and Tier 1 leverage ratios as set forth in the following tables. There are not conditions or events since the notification that management believes have changed the Bank's category. The Company and Bank's actual capital amounts and ratios as of December 31, 2012 and 2011 are also presented in the table.

	Actual		**Required For Capital Adequacy Purposes**		**To Be Well-Capitalized Under Prompt Corrective Action Provisions**	
(Dollars in Thousands)	**Amount**	**Ratio**	**Amount**	**Ratio**	**Amount**	**Ratio**
2012						
Tier I Capital:						
CCBG	$239,520	14.35%	$ 67,104	4.00%	*	*
CCB	239,955	14.39%	67,045	4.00%	100,567	6.00%
Total Capital:						
CCBG	262,377	15.72%	134,207	8.00%	*	*
CCB	260,906	15.64%	134,089	8.00%	167,612	10.00%
Tier I Leverage:						
CCBG	239,520	9.90%	96,824	4.00%	*	*
CCB	239,955	9.93%	96,694	4.00%	83,806	5.00%
2011						
Tier I Capital:						
CCBG	$246,455	13.96%	$ 70,964	4.00%	*	*
CCB	246,159	13.96%	70,904	4.00%	106,356	6.00%
Total Capital:						
CCBG	270,518	15.32%	141,928	8.00%	*	*
CCB	268,317	15.21%	141,809	8.00%	177,261	10.00%
Tier I Leverage:						
CCBG	246,455	10.26%	96,064	4.00%	*	*
CCB	246,159	10.26%	95,947	4.00%	88,630	5.00%

* *Not applicable to bank holding companies.*

Note 14
DIVIDEND RESTRICTIONS

Substantially all the Company's retained earnings are undistributed earnings of its banking subsidiary which are restricted by various regulations administered by federal and state bank regulatory authorities.

The approval of the appropriate regulatory authority is required if the total of all dividends declared by a subsidiary bank in any calendar year exceeds the bank's net profits (as defined) for that year combined with its retained net profits for the preceding two calendar years. In addition, pursuant to the Federal Reserve Resolutions, the Bank must receive prior approval from its regulators to issue and declare any further dividends to CCBG. Moreover, CCBG must receive approval from the Federal Reserve to pay any dividends to its shareowners.

Note 15
RELATED PARTY TRANSACTIONS

At December 31, 2012 and 2011, certain officers and directors were indebted to the Company's bank subsidiary in the aggregate amount of $19.8 million and $20.8 million, respectively. During 2012, $28.5 million in new loans were made and repayments totaled $29.5 million. In the opinion of management, these loans were made on similar terms as loans to other individuals of comparable creditworthiness and were all current at year-end.

Deposits from certain directors, executive officers, and their related interests totaled $18.6 million and $16.4 million at December 31, 2012 and 2011, respectively.

Under a lease agreement expiring in 2024, the Bank leases land from a partnership in which several directors and officers have an interest. The lease agreement with Smith Interests General Partnership L.L.P. provides for annual lease payments of approximately $136,000, to be adjusted for inflation in future years.

Note 16
OTHER NONINTEREST EXPENSE

Components of other noninterest expense in excess of 1% of the sum of total interest income and noninterest income, which are not disclosed separately elsewhere, are presented below for each of the respective years.

(Dollars in Thousands)	2012	2011	2010
Other Noninterest Expense:			
Utilities	$ 1,609	$ 1,764	$ 1,882
Maintenance Agreements - FF&E	3,220	3,114	3,185
Legal Fees	4,303	4,106	4,301
Professional Fees	4,882	3,832	4,338
Telephone	1,896	1,895	2,059
Advertising	1,815	2,471	2,905
Processing Services	3,967	3,708	3,651
Insurance – Other	4,104	4,474	6,324
Printing and Supplies	1,154	1,321	1,455
Postage	1,595	1,780	1,650
Other	1,858	2,609	2,868
Total	$ 30,403	$ 31,074	$ 34,618

Note 17
COMMITMENTS AND CONTINGENCIES

Lending Commitments. The Company is a party to financial instruments with off-balance sheet risks in the normal course of business to meet the financing needs of its clients. These financial instruments consist of commitments to extend credit and standby letters of credit.

The Company's maximum exposure to credit loss under standby letters of credit and commitments to extend credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in establishing commitments and issuing letters of credit as it does for on-balance sheet instruments. As of December 31, the amounts associated with the Company's off-balance sheet obligations were as follows:

	2012			2011		
(Dollars in Thousands)	**Fixed**	**Variable**	**Total**	**Fixed**	**Variable**	**Total**
Commitments to Extend Credit(1)	$ 48,618	$245,087	$293,705	$ 38,432	$257,081	$295,513
Standby Letters of Credit	11,249	—	11,249	10,920	—	10,920
Total	$ 59,867	$245,087	$304,954	$ 49,352	$257,081	$306,433

(1) *Commitments include unfunded loans, revolving lines of credit, and other unused commitments.*

Commitments to extend credit are agreements to lend to a client so long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a client to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities. In general, management does not anticipate any material losses as a result of participating in these types of transactions. However, any potential losses arising from such transactions are reserved for in the same manner as management reserves for its other credit facilities.

For both on- and off-balance sheet financial instruments, the Company requires collateral to support such instruments when it is deemed necessary. The Company evaluates each client's creditworthiness on a case-by-case basis. The amount of collateral obtained upon extension of credit is based on management's credit evaluation of the counterparty. Collateral held varies, but may include deposits held in financial institutions; U.S. Treasury securities; other marketable securities; real estate; accounts receivable; property, plant and equipment; and inventory.

Other Commitments. In the normal course of business, the Company enters into lease commitments which are classified as operating leases. Rent expense incurred under these leases was approximately $0.6 million in 2012, $0.6 million in 2011, and $1.2 million in 2010. Minimum lease payments under these leases due in each of the five years subsequent to December 31, 2012, are as follows (dollars in millions): 2013, $0.6; 2014, $0.4; 2015, $0.4; 2016, $0.4; 2017, $0.4, thereafter, $4.0.

Contingencies. The Company is a party to lawsuits and claims arising out of the normal course of business. In management's opinion, there are no known pending claims or litigation, the outcome of which would, individually or in the aggregate, have a material effect on the consolidated results of operations, financial position, or cash flows of the Company.

Indemnification Obligation. The Company is a member of the Visa U.S.A. network. Visa U.S.A believes that its member banks are required to indemnify it for potential future settlement of certain litigation (the "Covered Litigation") that relates to several antitrust lawsuits challenging the practices of Visa and MasterCard International. In 2008, the Company, as a member of the Visa U.S.A. network, obtained Class B shares of Visa, Inc. upon its initial public offering. Since its initial public offering, Visa, Inc. has funded a litigation reserve for the Covered Litigation resulting in a reduction in the Class B shares held by the Company. During the first quarter of 2011, the Company sold its remaining Class B shares resulting in a $3.2 million pre-tax gain. Associated with this sale, the Company entered into a swap contract with the purchaser of the shares that requires a payment to the counterparty in the event that Visa, Inc. makes subsequent revisions to the conversion ratio for its Class B shares. Further information on the swap contract is contained within Note 18 below.

In July 2012, Visa and MasterCard International entered into a memorandum of understanding to enter into a settlement agreement to resolve the aforementioned Covered Litigation matter. Visa's share of the claim is to be paid from the litigation reserve account. Subsequent to the memorandum of understanding, Visa increased the litigation reserve by $150 million and revised the conversion ratio for the Class B shares resulting in a $56,000 payment by the Company under the swap contract. The Company does not expect to make any additional payments to the counterparty other than certain fixed charges included in the liability, which are payable quarterly in the amount of approximately $25,000 until the settlement is finalized. Conversion ratio payments and ongoing fixed quarterly charges are reflected in earnings in the period incurred.

Note 18
FAIR VALUE MEASUREMENTS

The fair value of an asset or liability is the price that would be received to sell that asset or paid to transfer that liability in an orderly transaction occurring in the principal market (or most advantageous market in the absence of a principal market) for such asset or liability. In estimating fair value, the Company utilizes valuation techniques that are consistent with the market approach, the income approach and/or the cost approach. Such valuation techniques are consistently applied. Inputs to valuation techniques include the assumptions that market participants would use in pricing an asset or liability. ASC Topic 820 establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

- *Level 1 Inputs* - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
- *Level 2 Inputs* - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds, credit risks, etc.) or inputs that are derived principally from, or corroborated, by market data by correlation or other means.
- *Level 3 Inputs* - Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity's own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

Securities Available for Sale. U.S. Treasury securities and certain U.S. Government Agency securities are reported at fair value utilizing Level 1 inputs. Other securities classified as available for sale are reported at fair value utilizing Level 2 inputs. For these securities, the Company obtains fair value measurements from an independent pricing service. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, credit information and the bond's terms and conditions, among other things.

In general, the Company does not purchase securities that have a complicated structure. The Company's entire portfolio consists of traditional investments, nearly all of which are U.S. Treasury obligations, federal agency bullet or mortgage pass-through securities, or general obligation or revenue based municipal bonds. Pricing for such instruments is fairly generic and is easily obtained. From time to time, the Company will validate, on a sample basis, prices supplied by the independent pricing service by comparison to prices obtained from third-party sources or derived using internal models.

Fair Value Swap. The Company entered into a stand-alone derivative contract with the purchaser of its Visa Class B shares. The valuation represents an internally developed estimate of the exposure based upon probability-weighted potential Visa litigation losses and related carrying cost obligations required under the contract.

A summary of fair values for assets and liabilities recorded at fair value at December 31 consisted of the following:

(Dollars in Thousands)	**Level 1 Inputs**	**Level 2 Inputs**	**Level 3 Inputs**	**Total Fair Value**
2012				
ASSETS:				
Securities available for sale:				
U.S. Treasury	$ 97,249	$ —	$ —	$ 97,249
U.S. Government Agency	—	51,664	—	51,664
States and Political Subdivisions	—	79,879	—	79,879
Mortgage-Backed Securities	—	56,982	—	56,982
Other Securities	—	11,211	—	11,211
LIABILITIES:				
Fair Value Swap	—	—	—	—
2011				
Securities available for sale:				
U.S. Treasury	$ 169,464	$ —	$ —	$ 169,464
U.S. Government Agency	—	14,737	—	14,737
State and Political Subdivisions	—	59,094	—	59,094
Mortgage-Backed Securities	—	52,497	—	52,497
Other Securities	—	11,357	—	11,357
LIABILITIES:				
Fair Value Swap	—	—	572	572

The Company transferred certain U.S. government agency securities from Level 1 to Level 2 as of December 31, 2012 and 2011. Management determined that the fair value methodology for these securities was more closely aligned to the definition of Level 2 than Level 1. The balances of the U.S. government agency securities transferred from Level 1 to Level 2 as of December 31, 2012 and 2011 were $36.7 million and $14.7 million, respectively.

Assets Measured at Fair Value on a Non-Recurring Basis

Certain assets are measured at fair value on a non-recurring basis (i.e., the assets are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances). An example would be assets exhibiting evidence of impairment). The following is a description of valuation methodologies used for assets measured on a non-recurring basis.

Impaired Loans. Loan impairment is measured using the present value of expected cash flows or the fair value of the collateral (less selling costs) if the loan is collateral dependent. The fair value of collateral is determined by an independent valuation or professional appraisal in conformance with banking regulations. Collateral values are estimated using Level 3 inputs due to the volatility in the real estate market, and the judgment and estimation involved in the real estate appraisal process. The inputs used in determining the present value of expected cash flows are not observable and therefore are considered Level 3 inputs. Impaired loans are reviewed and evaluated on at least a quarterly basis for additional impairment and adjusted accordingly. Valuation techniques are consistent with those techniques applied in prior periods. Impaired loans had a carrying value of $108.8 million with a valuation allowance of $10.9 million at December 31, 2012 and $107.8 million and $11.2 million, respectively, at December 31, 2011.

Loans Held for Sale. Loans held for sale were $14.2 million and $21.2 million as of December 31, 2012 and December 31, 2011, respectively. These loans are carried at the lower of cost or fair value and are adjusted to fair value on a non-recurring basis. Fair value is based on observable markets rates for comparable loan products, which is considered a Level 2 fair value measurement.

Other Real Estate Owned. During 2012, certain foreclosed assets, upon initial recognition, were measured and reported at fair value through a charge-off to the allowance for loan losses based on the fair value of the foreclosed asset less estimated cost to sell. The fair value of the foreclosed asset is determined by an independent valuation or professional appraisal in conformance with banking regulations. On an ongoing basis, we will obtain updated appraisals on foreclosed assets and realize valuation adjustments as necessary. The fair value of foreclosed assets is estimated using Level 3 inputs due to the volatility of the real estate market, and judgment and estimation involved in the real estate valuation process. Foreclosed assets measured at fair value upon initial recognition totaled $22.8 million during the twelve months ended December 31, 2012. The Company disposed of $28.3 million in foreclosed assets, recognized subsequent write-downs totaling $3.3 million for properties that were re-valued, and realized miscellaneous adjustments totaling $0.4 million during the twelve months ended December 31 2012. The carrying value of foreclosed assets was $53.4 million at December 31, 2012 and $62.6 million at December 31, 2011.

Assets and Liabilities Disclosed at Fair Value

The Company is required to disclose the estimated fair value of financial instruments, both assets and liabilities, for which it is practical to estimate fair value and the following is a description of valuation methodologies used for those assets and liabilities.

Cash and Short-Term Investments – The carrying amount of cash and short-term investments is used to approximate fair value, given the short time frame to maturity and as such assets do not present unanticipated credit concerns.

Loans - The loan portfolio is segregated into categories and the fair value of each loan category is calculated using present value techniques based upon projected cash flows and estimated discount rates that reflect the credit, interest rate, and liquidity risks inherent in each loan category. The calculated present values are then reduced by an allocation of the allowance for loan losses against each respective loan category.

Deposits - The fair value of Noninterest Bearing Deposits, NOW Accounts, Money Market Accounts and Savings Accounts are the amounts payable on demand at the reporting date. The fair value of fixed maturity certificates of deposit is estimated using present value techniques and rates currently offered for deposits of similar remaining maturities.

Subordinated Notes Payable - The fair value of each note is calculated using present value techniques, based upon projected cash flows and estimated discount rates as well as rates being offered for similar obligations.

Short-Term and Long-Term Borrowings - The fair value of each note is calculated using present value techniques, based upon projected cash flows and estimated discount rates as well as rates being offered for similar debt.

A summary of estimated fair values of significant financial instruments at December 31 consisted of the following:

	2012			
(Dollars in Thousands)	**Carrying Value**	**Level 1 Inputs**	**Level 2 Inputs**	**Level 3 Inputs**
ASSETS:				
Cash	$ 66,238	$ 66,238	$ —	$ —
Short-Term Investments	443,494	443,494	—	—
Investment Securities	296,985	97,249	199,736	—
Loans Held for Sale	14,189	—	14,189	—
Loans, Net of Allowance for Loan Losses	1,477,946	—	—	1,370,056
LIABILITIES:				
Deposits	$ 2,144,996	$ —	$ 2,145,547	$ —
Short-Term Borrowings	47,435	—	46,503	—
Subordinated Notes Payable	62,887	—	62,896	—
Long-Term Borrowings	46,859	—	50,003	—

(Dollars in Thousands)	2011			
	Carrying Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
ASSETS:				
Cash	$ 54,953	$ 54,953	$ —	$ —
Short-Term Investments	330,361	330,361	—	—
Investment Securities	307,149	169,464	137,685	—
Loans Held for Sale	21,225	—	21,225	—
Loans, Net of Allowance for Loan Losses	1,576,423	—	—	1,464,588
LIABILITIES:				
Deposits	$ 2,172,519	$ —	$ 2,173,331	$ —
Short-Term Borrowings	43,372	—	42,021	—
Subordinated Notes Payable	62,887	—	62,858	—
Long-Term Borrowings	44,606	—	47,770	—

All non-financial instruments are excluded from the above table. The disclosures also do not include certain intangible assets such as client relationships, deposit base intangibles and goodwill. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

Note 19
PARENT COMPANY FINANCIAL INFORMATION

The following are condensed statements of financial condition of the parent company at December 31:

Parent Company Statements of Financial Condition

(Dollars in Thousands, Except Per Share Data)	2012	2011
ASSETS		
Cash and Due From Subsidiary Bank	$ 7,061	$ 6,269
Investment in Subsidiary Bank	309,114	313,372
Other Assets	3,435	3,016
Total Assets	$ 319,610	$ 322,657
LIABILITIES		
Subordinated Notes Payable	$ 62,887	$ 62,887
Other Liabilities	9,834	7,828
Total Liabilities	72,721	70,715
SHAREOWNERS' EQUITY		
Preferred Stock, $.01 par value, 3,000,000 shares authorized; no shares issued and outstanding	—	—
Common Stock, $.01 par value; 90,000,000 shares authorized; 17,232,380 and 17,160,274 shares issued and outstanding at December 31, 2012 and December 31, 2011, respectively	172	172
Additional Paid-In Capital	38,707	37,838
Retained Earnings	237,569	237,461
Accumulated Other Comprehensive Loss, Net of Tax	(29,559)	(23,529)
Total Shareowners' Equity	246,889	251,942
Total Liabilities and Shareowners' Equity	$ 319,610	$ 322,657

The operating results of the parent company for the three years ended December 31 are shown below:

Parent Company Statements of Operations

(Dollars in Thousands)	2012	2011	2010
OPERATING INCOME			
Income Received from Subsidiary Bank:			
Dividends	$ —	$ —	$ —
Overhead Fees	4,536	3,364	3,059
Other Income	130	48	74
Total Operating Income	4,666	3,412	3,133
OPERATING EXPENSE			
Salaries and Associate Benefits	2,059	1,974	1,359
Interest on Subordinated Notes Payable	1,477	1,380	2,008
Professional Fees	1,781	1,251	1,185
Advertising	140	135	96
Legal Fees	332	249	226
Other	478	440	623
Total Operating Expense	6,267	5,429	5,497
Loss Before Income Taxes and Equity in Undistributed Earnings of Subsidiary Bank	(1,601)	(2,017)	(2,364)
Income Tax Benefit	(10)	(666)	(771)
Loss Before Equity in Undistributed Earnings of Subsidiary Bank	(1,591)	(1,351)	(1,593)
Equity in Undistributed Earnings of Subsidiary Bank	1,699	6,248	1,180
Net Income (Loss)	$ 108	$ 4,897	$ (413)

The cash flows for the parent company for the three years ended December 31 were as follows:

Parent Company Statements of Cash Flows

(Dollars in Thousands)	2012	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net Income (Loss)	$ 108	$ 4,897	$ (413)
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:			
Equity in Undistributed Earnings of Subsidiary Bank	(1,699)	(6,248)	(1,180)
Stock-Based Compensation	262	—	—
Increase in Other Assets	(491)	(324)	(97)
Increase (Decrease) in Other Liabilities	2,005	1,181	(203)
Net Cash Provided By (Used In) Operating Activities	185	(494)	(1,893)
CASH FROM FINANCING ACTIVITIES:			
Payment of Dividends	—	(5,142)	(8,368)
Issuance of Common Stock	607	919	822
Net Cash Provided By (Used In) in Financing Activities	607	(4,223)	(7,546)
Net Increase (Decrease) in Cash	792	(4,717)	(9,439)
Cash at Beginning of Year	6,269	10,986	20,425
Cash at End of Year	$ 7,061	$ 6,269	$ 10,986

Note 20
COMPREHENSIVE INCOME

FASB Topic ASC 220, "Comprehensive Income" (Formerly SFAS No. 130) requires that certain transactions and other economic events that bypass the income statement be displayed as other comprehensive income. Total comprehensive income is reported in the consolidated statements of comprehensive income and changes in shareowners' equity. Information related to net comprehensive income (loss) is as follows:

(Dollars in Thousands)	2012	2011	2010
Other Comprehensive Loss:			
Securities Available for Sale:			
Change in net unrealized gain, net of tax benefit of $295, and a net of tax expense $203 and $41	$ (491)	$ 397	$ 79
Retirement Plans:			
Change in funded status of defined benefit pension plan and SERP plan, net of tax benefit $3,479, $5,135, and $628	(5,539)	(8,175)	(1,000)
Net Other Comprehensive Loss	$ (6,030)	$ (7,778)	$ (921)

The components of accumulated other comprehensive loss, net of tax, as of year-end were as follows:

	2012	2011	2010
Net unrealized loss on securities available for sale	$ 573	$ 1,064	$ 667
Net unfunded liability for defined benefit pension plan and SERP plan	(30,132)	(24,593)	(16,418)
Accumulated Other Comprehensive Loss	$ (29,559)	$ (23,529)	$ (15,751)

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures. As of December 31, 2012, the end of the period covered by this Annual Report on Form 10-K, our management, including our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer each concluded that as of December 31, 2012, the end of the period covered by this Annual Report on Form 10-K, we maintained effective disclosure controls and procedures.

Management's Report on Internal Control Over Financial Reporting. Our management is responsible for establishing and maintaining effective internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation under the framework in Internal Control - Integrated Framework, our management has concluded we maintained effective internal control over financial reporting, as such term is defined in Securities Exchange Act of 1934 Rule 13a-15(f), as of December 31, 2012.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting can also be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.
Management is also responsible for the preparation and fair presentation of the consolidated financial statements and other financial information contained in this report. The accompanying consolidated financial statements were prepared in conformity with U.S. generally accepted accounting principles and include, as necessary, best estimates and judgments by management.

Ernst & Young LLP, an independent registered certified public accounting firm, has audited our consolidated financial statements as of and for the year ended December 31, 2012, and opined as to the effectiveness of internal control over financial reporting as of December 31, 2012, as stated in its attestation report, which is included herein on page 111.

Change in Internal Control. Our management, including the Chief Executive Officer and Chief Financial Officer, has reviewed our internal control. There have been no significant changes in our internal control during our most recently completed fiscal quarter that materially affected, or is likely to materially affect our internal control over financial reporting.

Item 9B. Other Information

None.

Report of Independent Registered Certified Public Accounting Firm

The Board of Directors and Shareowners of
Capital City Bank Group, Inc.

We have audited Capital City Bank Group, Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Capital City Bank Group, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Capital City Bank Group, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2012 consolidated financial statements of Capital City Bank Group, Inc. and our report dated March 6, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Tampa, Florida
March 6, 2013

Part III

Item 10. Directors, Executive Officers, and Corporate Governance

Incorporated herein by reference to the subsection entitled "Codes of Conduct and Ethics" under the section entitled "Corporate Governance," "Nominees for Election as Directors," "Continuing Directors and Executive Officers," "Share Ownership" and the subsection entitled "Committees of the Board" under the section "Board and Committee Membership" in the Registrant's Proxy Statement relating to its Annual Meeting of Shareowners to be held April 23, 2013.

Item 11. Executive Compensation

Incorporated herein by reference to the sections entitled "Executive Compensation" in the Registrant's Proxy Statement relating to its Annual Meeting of Shareowners to be held April 23, 2013.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Shareowners Matters

The 2011 Associate Incentive Plan, 2011 Associate Stock Purchase Plan, and 2011 Director Stock Purchase Plan were approved by the Registrant's shareowners. The following table provides certain information regarding the Registrant's equity compensation plans.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity Compensation Plans Approved by Securities Holders	60,384[(1)]	$ 32.79	1,513,772[(2)]
Equity Compensation Plans Not Approved by Securities Holders	—	—	—
Total	60,384	$ 32.79	1,513,772

(1) Includes 60,384 shares that may be issued upon exercise of outstanding options under the terminated 2005 Associate Incentive Plan.

(2) Consists of 872,200 shares available for issuance under our 2011 Associate Incentive Plan, 530,548 shares available for issuance under our 2011 Associate Stock Purchase Plan, and 111,024 shares available for issuance under our 2011 Director Stock Purchase Plan. Of these plans, the only plan under which options may be granted in the future is our 2011 Associate Incentive Plan.

The other information required by Item 12 of Form 10-K is incorporated by reference from the information contained in the section captioned "Share Ownership" in the Registrant's Proxy Statement relating to its Annual Meeting of Shareowners to be held April 23, 2013.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Incorporated herein by reference to the subsections entitled "Procedures for Review, Approval, or Ratification of Related Person Transactions" and "Transactions With Related Persons" under the section entitled "Executive Officers and Transactions with Related Persons" and the subsection entitled "Independent Directors" under the section entitled "Corporate Governance" in the Registrant's Proxy Statement relating to its Annual Meeting of Shareowners to be held April 23, 2013.

Item 14. Principal Accountant Fees and Services

Incorporated herein by reference to the section entitled "Audit Fees and Related Matters" in the Registrant's Proxy Statement relating to its Annual Meeting of Shareowners to be held April 23, 2013.

PART IV

Item 15. Exhibits and Financial Statement Schedules

The following documents are filed as part of this report

1. Financial Statements

   Reports of Independent Registered Certified Public Accounting Firm
   Consolidated Statements of Financial Condition at the End of Fiscal Years 2012 and 2011
   Consolidated Statements of Comprehensive Income for Fiscal Years 2012, 2011, and 2010
   Consolidated Statements of Changes in Shareowners' Equity for Fiscal Years 2012, 2011, and 2010
   Consolidated Statements of Cash Flows for Fiscal Years 2012, 2011, and 2010
   Notes to Consolidated Financial Statements

2. Financial Statement Schedules

   Other schedules and exhibits are omitted because the required information either is not applicable or is shown in the financial statements or the notes thereto.

3. Exhibits Required to be Filed by Item 601 of Regulation S-K

Reg. S-K Exhibit Table Item No.	Description of Exhibit
3.1	Amended and Restated Articles of Incorporation - incorporated herein by reference to Exhibit 3 of the Registrant's 1996 Proxy Statement (filed 4/11/96) (No. 0-13358).
3.2	Amended and Restated Bylaws - incorporated herein by reference to Exhibit 3.2 of the Registrant's Form 8-K (filed 11/30/07) (No. 0-13358).
4.1	See Exhibits 3.1, and 3.2 for provisions of Amended and Restated Articles of Incorporation and Amended and Restated Bylaws, which define the rights of its shareholders.
4.2	Capital City Bank Group, Inc. 2011 Director Stock Purchase Plan - incorporated herein by reference to Exhibit 10.2 of the Registrant's Form 8-K (filed 5/2/11) (No. 0-13358).
4.3	Capital City Bank Group, Inc. 2011 Associate Stock Purchase Plan - incorporated herein by reference to Exhibit 10.1 of the Registrant's Form 8-K (filed 5/2/11) (No. 0-13358).
4.4	Capital City Bank Group, Inc. 2011 Associate Incentive Plan - incorporated herein by reference to Exhibit 10.3 of the Registrant's Form 8-K (filed 5/2/11) (No. 0-13358).
4.5	In accordance with Regulation S-K, Item 601(b)(4)(iii)(A) certain instruments defining the rights of holders of long-term debt of Capital City Bank Group, Inc. not exceeding 10% of the total assets of Capital City Bank Group, Inc. and its consolidated subsidiaries have been omitted; the Registrant agrees to furnish a copy of any such instruments to the Commission upon request.
10.1	Capital City Bank Group, Inc. 1996 Dividend Reinvestment and Optional Stock Purchase Plan - incorporated herein by reference to Exhibit 10 of the Registrant's Form S-3 (filed 01/30/97) (No. 333-20683).
10.2	Capital City Bank Group, Inc. Supplemental Executive Retirement Plan - incorporated herein by reference to Exhibit 10(d) of the Registrant's Form 10-K (filed 3/27/03) (No. 0-13358).
10.3	Capital City Bank Group, Inc. 401(k) Profit Sharing Plan – incorporated herein by reference to Exhibit 4.3 of Registrant's Form S-8 (filed 09/30/97) (No. 333-36693).

10.4	2005 Stock Option Agreement by and between Capital City Bank Group, Inc. and William G. Smith, Jr., dated March 24, 2005 – incorporated herein by reference to Exhibit 10.1 of the Registrant's Form 8-K (filed 3/31/05) (No. 0-13358).
10.5	2006 Stock Option Agreement by and between Capital City Bank Group, Inc. and William G. Smith, Jr., dated March 23, 2006 – incorporated herein by reference to Exhibit 10.1 of the Registrant's Form 8-K (filed 3/29/06) (No. 0-13358).
10.6	Capital City Bank Group, Inc. Non-Employee Director Plan, as amended – incorporated herein by reference to Exhibit 10.2 of the Registrant's Form 8-K (filed 3/29/06) (No. 0-13358).
11	Statement re Computation of Per Share Earnings.*
14	Capital City Bank Group, Inc. Code of Ethics for the Chief Financial Officer and Senior Financial Officers - incorporated herein by reference to Exhibit 14 of the Registrant's Form 8-K (filed 3/11/05) (No. 0-13358).
21	Capital City Bank Group, Inc. Subsidiaries, as of December 31, 2012.**
23.1	Consent of Independent Registered Certified Public Accounting Firm.**
31.1	Certification of CEO pursuant to Securities and Exchange Act Section 302 of the Sarbanes-Oxley Act of 2002.**
31.2	Certification of CFO pursuant to Securities and Exchange Act Section 302 of the Sarbanes-Oxley Act of 2002.**
32.1	Certification of CEO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**
32.2	Certification of CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

* Information required to be presented in Exhibit 11 is provided in Note 12 to the consolidated financial statements under Part II, Item 8 of this Form 10-K in accordance with the provisions of U.S. generally accepted accounting principles.

** Filed electronically herewith.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on March 6, 2013, on its behalf by the undersigned, thereunto duly authorized.

CAPITAL CITY BANK GROUP, INC.

/s/ William G. Smith, Jr.
William G. Smith, Jr.
Chairman, President and Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed on March 6, 2013 by the following persons in the capacities indicated.

/s/ William G. Smith, Jr.
William G. Smith, Jr.
Chairman, President and Chief Executive Officer
(Principal Executive Officer)

/s/ J. Kimbrough Davis
J. Kimbrough Davis
Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on March 6, 2013, on its behalf by the undersigned, thereunto duly authorized.

Directors:

/s/ DuBose Ausley
DuBose Ausley

/s/ Thomas A. Barron
Thomas A. Barron

/s/ Frederick Carroll, III
Frederick Carroll, III

/s/ Cader B. Cox, III
Cader B. Cox, III

/s/ J. Everitt Drew
J. Everitt Drew

/s/ John K. Humphress
John K. Humphress

/s/ Lina S. Knox
Lina S. Knox

/s/ Henry Lewis III
Henry Lewis III

/s/ William G. Smith, Jr.
William G. Smith, Jr.

Exhibit Index

Reg. S-K Exhibit Table Item No.	Description of Exhibit
3.1	Amended and Restated Articles of Incorporation - incorporated herein by reference to Exhibit 3 of the Registrant's 1996 Proxy Statement (filed 4/11/96) (No. 0-13358).
3.2	Amended and Restated Bylaws - incorporated herein by reference to Exhibit 3.2 of the Registrant's Form 8-K (filed 11/30/07) (No. 0-13358).
4.1	See Exhibits 3.1, and 3.2 for provisions of Amended and Restated Articles of Incorporation and Amended and Restated Bylaws, which define the rights of its shareholders.
4.2	Capital City Bank Group, Inc. 2011 Director Stock Purchase Plan - incorporated herein by reference to Exhibit 10.2 of the Registrant's Form 8-K (filed 5/2/11) (No. 0-13358).
4.3	Capital City Bank Group, Inc. 2011 Associate Stock Purchase Plan - incorporated herein by reference to Exhibit 10.1 of the Registrant's Form 8-K (filed 5/2/11) (No. 0-13358).
4.4	Capital City Bank Group, Inc. 2011 Associate Incentive Plan - incorporated herein by reference to Exhibit 10.3 of the Registrant's Form 8-K (filed 5/2/11) (No. 0-13358).
4.5	In accordance with Regulation S-K, Item 601(b)(4)(iii)(A) certain instruments defining the rights of holders of long-term debt of Capital City Bank Group, Inc. not exceeding 10% of the total assets of Capital City Bank Group, Inc. and its consolidated subsidiaries have been omitted; the Registrant agrees to furnish a copy of any such instruments to the Commission upon request.
10.1	Capital City Bank Group, Inc. 1996 Dividend Reinvestment and Optional Stock Purchase Plan - incorporated herein by reference to Exhibit 10 of the Registrant's Form S-3 (filed 01/30/97) (No. 333-20683).
10.2	Capital City Bank Group, Inc. Supplemental Executive Retirement Plan - incorporated herein by reference to Exhibit 10(d) of the Registrant's Form 10-K (filed 3/27/03) (No. 0-13358).
10.3	Capital City Bank Group, Inc. 401(k) Profit Sharing Plan – incorporated herein by reference to Exhibit 4.3 of Registrant's Form S-8 (filed 09/30/97) (No. 333-36693).
10.4	2005 Stock Option Agreement by and between Capital City Bank Group, Inc. and William G. Smith, Jr., dated March 24, 2005 – incorporated herein by reference to Exhibit 10.1 of the Registrant's Form 8-K (filed 3/31/05) (No. 0-13358).
10.5	2006 Stock Option Agreement by and between Capital City Bank Group, Inc. and William G. Smith, Jr., dated March 23, 2006 – incorporated herein by reference to Exhibit 10.1 of the Registrant's Form 8-K (filed 3/29/06) (No. 0-13358).
10.6	Capital City Bank Group, Inc. Non-Employee Director Plan, as amended – incorporated herein by reference to Exhibit 10.2 of the Registrant's Form 8-K (filed 3/29/06) (No. 0-13358).
11	Statement re Computation of Per Share Earnings.*
14	Capital City Bank Group, Inc. Code of Ethics for the Chief Financial Officer and Senior Financial Officers - incorporated herein by reference to Exhibit 14 of the Registrant's Form 8-K (filed 3/11/05) (No. 0-13358).
21	Capital City Bank Group, Inc. Subsidiaries, as of December 31, 2012.**
23.1	Consent of Independent Registered Certified Public Accounting Firm.**

31.1	Certification of CEO pursuant to Securities and Exchange Act Section 302 of the Sarbanes-Oxley Act of 2002.**
31.2	Certification of CFO pursuant to Securities and Exchange Act Section 302 of the Sarbanes-Oxley Act of 2002.**
32.1	Certification of CEO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**
32.2	Certification of CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

* Information required to be presented in Exhibit 11 is provided in Note 12 to the consolidated financial statements under Part II, Item 8 of this Form 10-K in accordance with the provisions of U.S. generally accepted accounting principles.

** Filed electronically herewith.

Exhibit 21. Capital City Bank Group, Inc. Subsidiaries, as of December 31, 2012.

Direct Subsidiaries:
Capital City Bank
CCBG Capital Trust I (Delaware)
CCBG Capital Trust II (Delaware)

Indirect Subsidiaries:
Capital City Banc Investments, Inc. (Florida)
Capital City Services Company (Florida)
Capital City Trust Company (Florida)
First Insurance Agency of Grady County, Inc. (Georgia)
FNB Financial Services, LLC (Florida)
Southeastern Oaks, LLC (Florida)
Capital City Mortgage Company (Florida) – Inactive

Exhibit 23.1

Consent of Independent Registered Certified Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements (Form S-3D No. 333-20683 and Form S-8: Nos. 333-36693 and 333-174372) of Capital City Bank Group, Inc. of our reports dated March 6, 2013 with respect to the consolidated financial statements of Capital City Bank Group, Inc. and the effectiveness of internal control over financial reporting of Capital City Bank Group, Inc., included in this Annual Report (Form 10-K) of Capital City Bank Group, Inc. for the year ended December 31, 2012.

/s/ Ernst & Young LLP

Tampa, Florida
March 6, 2013

Exhibit 31.1

Certification of CEO Pursuant to Securities Exchange Act
Rule 13a-14(a) / 15d-14(a) as Adopted Pursuant to
Section 302 of the Sarbanes-Oxley Act of 2002

I, William G. Smith, Jr., certify that:

1. I have reviewed this annual report on Form 10-K of Capital City Bank Group, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ William G. Smith, Jr.
William G. Smith, Jr.
Chairman, President and
Chief Executive Officer

Date: March 6, 2013

Exhibit 31.2

Certification of CFO Pursuant to Securities Exchange Act
Rule 13a-14(a) / 15d-14(a) as Adopted Pursuant to
Section 302 of the Sarbanes-Oxley Act of 2002

I, J. Kimbrough Davis, certify that:

1. I have reviewed this annual report on Form 10-K of Capital City Bank Group, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ J. Kimbrough Davis
J. Kimbrough Davis
Executive Vice President and
Chief Financial Officer

Date: March 6, 2013

Exhibit 32.1

Certification of CEO Pursuant to 18 U.S.C. Section 1350,
as Adopted Pursuant to Section 906
of the Sarbanes-Oxley Act of 2002

Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned certifies that (1) this Annual Report of Capital City Bank Group, Inc. (the "Company") on Form 10-K for the year ended December 31, 2012, as filed with the Securities and Exchange Commission on the date hereof (this "Report"), fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934, as amended, and (2) the information contained in this Report fairly presents, in all material respects, the financial condition of the Company and its results of operations as of and for the periods covered therein.

/s/ William G. Smith, Jr.
William G. Smith, Jr.
Chairman, President and
Chief Executive Officer

Date: March 6, 2013

Exhibit 32.2

Certification of CEO Pursuant to 18 U.S.C. Section 1350,
as Adopted Pursuant to Section 906
of the Sarbanes-Oxley Act of 2002

Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned certifies that (1) this Annual Report of Capital City Bank Group, Inc. (the "Company") on Form 10-K for the year ended December 31, 2012, as filed with the Securities and Exchange Commission on the date hereof (this "Report"), fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934, as amended, and (2) the information contained in this Report fairly presents, in all material respects, the financial condition of the Company and its results of operations as of and for the periods covered therein.

/s/ J. Kimbrough Davis
J. Kimbrough Davis
Executive Vice President and
Chief Financial Officer

Date: March 6, 2013

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